Exhibit 1

CONFIDENTIAL TREATMENT REQUESTED

The asterisked (“*****”) portions of this document
have been omitted and filed separately with the
Securities and Exchange Commission pursuant to a
request for confidential treatment.

TRANSACTION AGREEMENT

Dated as of May 11, 2004

By and Among

COMSAT GENERAL CORPORATION,

LOCKHEED MARTIN
GLOBAL TELECOMMUNICATIONS, LLC
(formerly known as COMSAT Government Systems LLC),

COMSAT NEW SERVICES, INC.,

INTELSAT GOVERNMENT SOLUTIONS CORPORATION,

INTELSAT MTC LLC

and

INTELSAT, LTD.

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EXHIBITS
Exhibit A	Definitions
Exhibit B	Representations and Warranties of Sellers
Exhibit C	Representations and Warranties of Buyer
Exhibit D	Employee and Employee Benefit Matters

ATTACHMENTS
Attachment I	Opening Statement
Attachment II	Form of Bill of Sale, Assignment and Assumption Agreement
Attachment III	Consents and Approvals Required Prior to Closing
Attachment IV	Form of Sublease Agreement
Attachment V	Form of Transition Services Agreement
Attachment VI	Form of Purchase Agreement
Attachment VII	Assigned Software
Attachment VIII	Trademark License Agreement
Attachment IX	MTC Bill of Sale, Assignment and Assumption Agreement
Attachment X	Clarksburg Sublease Agreement
Attachment XI-A	Parent Guarantee
Attachment XI-B	Lockheed Martin Guarantee
Attachment XII	Registration Rights Agreement Letter
Attachment XIII A/B	Legal Opinions of Buyers Counsel
Attachment XIV	Legal Opinion of Sellers Counsel

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TRANSACTION AGREEMENT

     This Transaction Agreement (together with the Exhibits, Schedules and Attachments hereto, this “Agreement”) is made as of the 11th day of May 2004, by and among COMSAT GENERAL CORPORATION, a Delaware corporation (“COMSAT General”), LOCKHEED MARTIN GLOBAL TELECOMMUNICATIONS, LLC, a Delaware limited liability company (“LMGT”), COMSAT NEW SERVICES, INC., a Delaware corporation (“CNSI” and, collectively with COMSAT General and LMGT, “Sellers” and each a “Seller”), INTELSAT GOVERNMENT SOLUTIONS CORPORATION, a Delaware corporation (“Buyer”), INTELSAT MTC LLC, a Delaware limited liability company (“MTC” and collectively with Buyer and any Buyer Designees, “Buyers”) and INTELSAT, LTD., a company incorporated and existing under the laws of Bermuda (“Parent”). COMSAT General, LMGT, CNSI, Buyer, MTC and Parent are sometimes referred to herein as a “Party” or collectively as the “Parties”.

     W I T N E S S E T H:

     WHEREAS, Seller Companies, among other things, are engaged in the Business and in connection therewith provide satellite-centric telecommunications services and equipment to governmental and commercial customers, concentrating on international fixed and mobile satellite systems for clients with security and high availability needs;

     WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Sellers desire to transfer, or to cause the Affiliated Transferors to transfer, to Buyer, Buyer Companies or MTC, as the case may be, certain of the assets held, owned or used by Seller Companies to conduct the Business and to assign certain liabilities associated with the Business to Buyer, Buyer Companies or MTC, as the case may be, and Buyer and MTC desire to receive or to cause such Buyer Companies to receive such assets and assume such liabilities;

     WHEREAS, in order to induce Buyers to enter into this Agreement and the transactions contemplated hereby, Lockheed Martin has agreed to fully and unconditionally guarantee the payment and performance obligations of Sellers under the Transaction Documents as defined below;

     WHEREAS, in order to induce Sellers to enter into this Agreement and the transactions contemplated hereby, Parent has agreed to fully and unconditionally guarantee the payment and performance obligations of Buyers under the Transaction Documents as defined below; and

     WHEREAS, in connection with the sale of the Business, the Parties desire to enter into certain additional agreements and arrangements ancillary to such sale;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements of the Parties contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

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ARTICLE I
DEFINITIONS

     Section 1.01 Definitions. Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A or elsewhere in this Agreement.

ARTICLE II
TRANSACTIONS AND CLOSING

     Section 2.01 Closing Transactions. Upon the terms and subject to the conditions set forth in this Agreement, the Parties agree that at the Closing, among other things:

          (a) Sellers and the Affiliated Transferors will transfer, or cause to be transferred, to Buyer or, to the extent permitted by Applicable Laws, to other Buyer Companies designated in writing by Buyer (the “Buyer Designees”) all Transferred Assets (other than the Managed Transponder Contract Assets), and Buyer or such Buyer Designees, as the case may be, will assume and agree to pay, satisfy and discharge in accordance with their terms, all Assumed Liabilities (other than the Managed Transponder Contract Liabilities);

          (b) LMGT will transfer to MTC the Managed Transponder Contract Assets, and MTC will assume and agree to pay, satisfy and discharge in accordance with their terms, the Managed Transponder Contract Liabilities;

          (c) to effect the transfer of certain of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by the foregoing clause (a), Sellers and Buyers shall execute and deliver the Assignment and Assumption Agreement;

          (d) to effect the transfer of the Managed Transponder Contract Assets and the assumption of the Managed Transponder Contract Liabilities contemplated by the foregoing clause (b), MTC and LMGT shall execute and deliver the MTC Assignment and Assumption Agreement;

          (e) to effect the transfer of certain of the Transferred Assets contemplated by the foregoing clause (a), applicable Seller Companies and Buyer Companies shall execute and deliver appropriate assignment agreements in respect of any patents, patent applications, trademarks, trademark applications, and copyright registrations constituting Transferred Assets;

          (f) applicable Seller Companies and Buyer Companies and MTC shall execute and deliver the Transition Services Agreement, the Purchase Agreement and the Trademark License Agreement;

          (g) applicable Seller Companies and Buyer Companies shall execute and deliver assignment agreements for the assignment to Buyer or Buyer Designees of the leases relating to the Leased Facilities (other than the Clarksburg Leased Facility); provided, however, that if any landlord of any such Leased Facility is unwilling to release Seller Companies and their Affiliates from all liabilities and obligations under the lease relating to such Leased Facility and is unwilling to include in the consent to any such assignment a recapture provision that would allow the applicable Seller Company to take back the lease in the event of a default by

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Buyer or the applicable Buyer Company under the lease, at the option of Sellers, in lieu thereof, the applicable Seller Company and the applicable Buyer Company shall execute and deliver a sublease agreement for the sublease by such Buyer Company of such Leased Facility on the terms and conditions contemplated by the form of sublease agreement attached hereto as Attachment IV;

          (h) applicable Seller Companies and Buyer Companies shall execute and deliver the Clarksburg Sublease Agreement for the sublease to Buyer or other Buyer Companies of that portion of the premises used by the Business pursuant to the lease relating to the Clarksburg Leased Facility;

          (i) applicable Seller Companies and Buyer Companies shall execute and deliver the IP License contemplated by Section 5.07;

          (j) (i) Buyer and MTC shall pay and deliver to Sellers, for Sellers’ accounts and as agents for the Affiliated Transferors, an aggregate of Fifty Million Three Hundred and Twenty Nine Thousand Six Hundred and Forty-Nine U.S. Dollars (US$50,329,649.00) in immediately available funds by wire transfer to accounts designated by Sellers by written notice to Buyer at least two Business Days prior to the Closing Date (or such shorter notice as Buyer shall agree to accept) and (ii) Parent shall issue or deliver the Purchase Price Shares (as defined below) to the Shares Recipient, or the Additional Cash Payment (as defined below) to the Seller or the Combination Payment (as defined below) to the Shares Recipient and the Seller, as the case may be, to Lockheed Martin or its Affiliates for the benefit of Sellers;

          (k) applicable Seller Companies shall deliver to Buyer incumbency certificates of the officers signing the Transaction Documents on behalf of each Seller;

          (l) applicable Seller Companies shall deliver to Buyer certificates, dated the Closing Date, executed by an officer of each Seller Company, certifying the fulfillment of the conditions set forth in Section 10.02(a) hereof;

          (m) applicable Seller Companies shall deliver to Buyer (i) certificates, dated the Closing Date, executed by the Secretary, or an Assistant Secretary, of each Seller, certifying (A) resolutions adopted by the Board of Directors of each Seller authorizing the transactions contemplated by this Agreement and the Transaction Documents and (B) that each Seller has the required approval to authorize the transactions contemplated by this Agreement and the Transaction Documents, and (ii) short form certificates of good standing with respect to each of the Sellers issued by the jurisdiction of its organization as of a date within seven (7) Business Days prior to the Closing Date;

          (n) Buyers shall deliver to Sellers incumbency certificates of the officers signing the Transaction Documents on behalf of Buyer and MTC and any other Buyer Company that is party to any Transaction Document;

          (o) Buyers shall deliver to Sellers certificates, dated the Closing Date, executed by an officer of each Buyer and MTC, certifying the fulfillment of the conditions set forth in Section 10.03(a) hereof;

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          (p) Buyers shall deliver to Sellers (i) certificates, dated the Closing Date, executed by the Secretary, or an Assistant Secretary, of Buyers and Parent, certifying (A) resolutions adopted by the Board of Directors of Buyers and Parent authorizing the transactions contemplated by this Agreement and the Transaction Documents and (B) that Buyers and Parent have the required approval to authorize the transactions contemplated by this Agreement and the Transaction Documents, and (ii) short form certificates of good standing with respect to Buyer and MTC issued by the jurisdiction of its organization as of a date within seven (7) Business Days prior to the Closing Date;

          (q) Buyers shall cause their outside counsel, Hogan & Hartson L.L.P. and Parent’s special legal counsel in Bermuda, Conyers Dill & Pearman to deliver to the Sellers an opinion, dated the Closing Date, in substantially the form contemplated by Attachment XIII A and B, respectively to this Agreement;

          (r) Sellers shall cause their outside counsel, King & Spalding LLP, to deliver to Buyer an opinion, dated the Closing Date, in substantially the form contemplated by Attachment XIV;

          (s) Parent and the Shares Recipient shall execute and deliver the Registration Rights Agreement Letter in substantially the form contemplated by Attachment XII to this Agreement;

          (t) the definitive agreement as contemplated by the Side Letter Agreement shall become effective; and

          (u) any Person that receives Ordinary Shares at Closing pursuant to the Contemplated Transactions shall execute and deliver a counterpart to the Shareholders Agreement (if not already a party thereto).

     Section 2.02 Exchange Consideration.

          (a) The consideration to be paid to or for the benefit of Sellers and the Affiliated Transferors for the Transferred Assets (including the Managed Transponder Contract Assets) (the “Exchange Consideration”) shall, in the aggregate, consist of the following:

               (i) subject to adjustment in accordance with Section 2.04, (x) Fifty Million Three Hundred and Twenty Nine Thousand Six Hundred and Forty-Nine U.S. Dollars (US$50,329,649.00) in cash (the “Initial Cash Payment”) plus (y) Forty Million U.S. Dollars (US$40,000,000.00) payable subject to the provisions of Section 2.02(b)(iii) below, at Buyers’ option, by delivery of (A) such number of Ordinary Shares as is determined in accordance with Section 2.02(b) below to have a fair market value equal to Forty Million U.S. Dollars (US$40,000,000.00) (less any portion of such amount paid in cash pursuant to Section 2.02(b)(iii)) as of the date of such determination (the “Purchase Price Shares”) or (B) Forty Million U.S. Dollars (US$40,000,000.00) in cash (the “Additional Cash Payment”) or (C) a combination of Purchase Price Shares and a portion of the Additional Cash Payment which in the aggregate have a fair market value equal to Forty Million U.S. Dollars (US$40,000,000.00) (the “Combination Payment”) plus (z) additional cash or Ordinary Shares, if any, payable pursuant to Section 2.02(c)(i) below (the “Additional True Up Payment” and collectively with

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the Initial Cash Payment and the Purchase Price Shares, the Additional Cash Payment or the Combination Payment as applicable, the “Adjusted Purchase Price”); and

               (ii) the assumption by Buyer Companies of the Assumed Liabilities and the assumption by MTC of the Managed Transponder Contract Liabilities in accordance with the Transaction Documents.

          (b) The number of Purchase Price Shares to be issued by Parent to the Shares Recipient for the benefit of Sellers shall be determined as follows:

               (i) In the event that Parent has not completed its Initial Public Offering prior to the Closing, at Closing, Parent shall issue to the Shares Recipient designated by Lockheed Martin for the benefit of Sellers that number of Purchase Price Shares equal to Forty Million U.S. Dollars (US$40,000,000.00) (less the Additional Cash Payment or the cash portion of a Combination Payment, if any) divided by the Estimated IPO Price. In addition, the Parties shall, if Parent completes its Initial Public Offering following Closing but prior to October 1, 2007, make a cash adjustment based on the Actual IPO Price as follows:

                    (A) if the Actual IPO Price is greater than the Estimated IPO Price, Sellers shall pay to Buyers in cash by wire transfer of immediately available funds to an account designated in writing by Buyers an amount determined by multiplying (x) an amount equal to (i) the number of Purchase Price Shares originally issued to the Shares Recipient pursuant to Section 2.02(b)(i) above minus (ii) a number of shares equal to Forty Million U.S. Dollars (US$40,000,000.00) (or, if Buyers and Parent pay cash in lieu of paying some or all of the Purchase Price Shares pursuant to Section 2.02(b)(iii), Forty Million U.S. Dollars (US$40,000,000.00) less the Additional Cash Payment or the cash portion of the Combination Payment, as the case may be) divided by the Actual IPO Price by (y) the Actual IPO Price in U.S. dollars. The amount so determined shall be paid, without interest, within five (5) Business Days of Parent’s Initial Public Offering; or

                    (B) if the Actual IPO Price is less than the Estimated IPO Price, Buyers shall pay to Sellers in cash by wire transfer of immediately available funds to an account designated in writing by Sellers an amount determined by multiplying (x) an amount equal to (i) the number of shares equal to Forty Million U.S. Dollars (US$40,000,000.00) (or, if Buyers and Parent pay cash in lieu of paying some or all of the Purchase Price Shares pursuant to Section 2.02(b)(iii), Forty Million U.S. Dollars (US$40,000,000.00) less the Additional Cash Payment or the cash portion of the Combination Payment, as the case may be) divided by the Actual IPO Price minus (ii) the number of Purchase Price Shares originally issued to the Shares Recipient pursuant to Section 2.02(b)(i) above by (y) the Actual IPO Price in U.S. dollars. The amount so determined shall be paid, without interest, within five (5) Business Days of Parent’s Initial Public Offering.

               (ii) In the event that Parent has completed its Initial Public Offering prior to the Closing, at Closing, Parent shall issue to the Shares Recipient designated by Lockheed Martin for the benefit of Sellers a number of Purchase Price Shares equal to (X) Forty Million U.S. Dollars (US$40,000,000.00) (less the Additional Cash Payment or the cash portion of the Combination Payment, if any) divided by (Y) the Average Trading Price.

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               (iii) (A) Notwithstanding the foregoing, Buyers and Parent may elect, in lieu of paying to the Shares Recipient for the benefit of Sellers some or all of the Purchase Price Shares, to pay an equivalent amount in cash, by wire transfer of immediately available funds to such account as is designated in writing by Sellers; provided, however, that if, Lockheed Martin or its Affiliates have not participated in Parent’s Initial Public Offering and as a result of Buyers’ and Parent’s election to pay cash in lieu of issuing Purchase Price Shares, Lockheed Martin and its Affiliates would own less than, or otherwise would be precluded from maintaining or increasing its ownership level to, 20% of the issued and outstanding share capital of Parent determined on a fully diluted basis in accordance with GAAP for the purposes of determining whether Lockheed Martin may use the equity method of accounting with respect to the ownership of Parent shares and after taking into account any shares that are reasonably expected by Parent to be issued by Parent in securities offerings or other transactions that have been announced publicly prior to the date on which such payment is made (“Fully Diluted Basis”), Sellers may require Parent to issue Purchase Price Shares rather than cash to the extent necessary for Lockheed Martin and its Affiliates to maintain ownership of, or increase their ownership to, not less than 20% of the issued and outstanding share capital of Parent determined on a Fully Diluted Basis.

                    (B) In such event, Parent shall in good faith determine the number of issued and outstanding shares of capital on a Fully Diluted Basis at such time. The number of shares shall be determined based on the best available information at the time of determination and assuming the most dilutive result with respect to securities offerings or other transactions. Parent shall deliver its determination of shares issued and outstanding on a Fully Diluted Basis on the date such determination is to be made, certified by the secretary or an assistant secretary of Parent, setting forth, in reasonable detail and with reasonable supporting documentation, Parent’s determination thereof. Parent shall provide Sellers access to such personnel, books and records as shall be reasonably requested by Sellers for purposes of verifying Parent’s calculation. In the event Sellers dispute the correctness of Parent’s calculation, the parties shall select, within five (5) Business Days of Sellers delivering notice of such dispute to Parent, an independent consultant agreed to by the parties to make such determination. The parties shall be entitled to present evidence supporting their respective positions and the consultant shall be instructed to make such determination within five (5) Business Days based on the best available information regarding the maximum number of shares that could be issued by Parent pursuant to outstanding rights to acquire such shares and in any securities offerings or other transactions that have been publicly announced by Parent and its Affiliates at such time. The fees and expenses of the independent consultant shall be paid one-half by Parent and one-half by Sellers.

          (c) (i) In the event that Parent has not completed its Initial Public Offering prior to October 1, 2004, in addition to the Purchase Price Shares and the Additional Cash Payment or the cash portion of the Combination Payment, if any, Sellers shall become entitled to additional payments equal to five percent (5%) of Forty Million U.S. Dollars (US$40,000,000.00) less the Additional Cash Payment or the cash portion of the Combination Payment, if any, compounded on a pro rata annual basis. The Additional True Up Payments, if any, shall accrue monthly and shall be pro rata for each partial month commencing on the later of the Closing Date or October 1, 2004 and ending on the earlier of the date of Parent’s Initial Public Offering or October 1, 2007. The aggregate Additional True Up Payment shall be paid at

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the earlier of (i) promptly following Parent’s Initial Public Offering and in any event within 30 days thereof or (ii) October 2, 2007. The aggregate Additional True Up Payment may be made, at Buyer’s option, in cash by wire transfer of immediately available funds to an account designated in writing by Sellers or, if Parent’s Initial Public Offering has occurred prior to October 1, 2007, by delivering to the Shares Recipient for the benefit of Sellers that number of additional Ordinary Shares determined by dividing the aggregate accrued Additional True Up Payment by the Actual IPO Price or a combination of cash and Ordinary Shares; provided, however, that if in the reasonable judgment of Lockheed Martin the issuance of such additional Ordinary Shares at such time would be prohibited by Applicable Law or would reasonably be expected to cause Lockheed Martin or its Affiliates to incur liability as a result thereof, for any reason arising under Securities Laws (including, without limitation, as a result of Section 16 of the Securities Exchange Act of 1934), Sellers may cause Buyers to pay the Additional True Up Payment in cash. After October 1, 2007, no Additional True Up Payment shall accrue.

               (ii) Notwithstanding anything contained in this Agreement to the contrary and subject to Applicable Law, in the event that Parent has not completed its Initial Public Offering prior to October 1, 2007, Sellers may elect, by delivering written notice thereof within 60 Business Days following October 1, 2007, to require Buyers to purchase from the Shares Recipient all of the Purchase Price Shares together with any additional Ordinary Shares previously issued to the Shares Recipient pursuant to Section 2.02(c)(i) above (or an equal number of Ordinary Shares otherwise owned by Lockheed Martin or its Affiliates at such time), for an aggregate cash payment equal to (X) Forty Million U.S. Dollars (US$40,000,000.00) less any Additional Cash Payment and any Additional True Up Payment that was made by Buyers in cash plus (Y) five percent (5%) per annum of the amount determined pursuant to (X) above compounded on a pro rata annual basis (collectively, the “Put Amount”). The notice from Sellers shall set forth the aggregate amount of the Put Amount due from Buyers and shall be accompanied by (A) wire transfer instructions and (B) any share certificates representing the Purchase Price Shares or any additional Ordinary Shares previously issued to the Shares Recipient pursuant to Section 2.02(c)(i) above together with duly executed share transfer forms in respect thereof. The Put Amount shall be paid by wire transfer of immediately available funds to the account designated in the notice within (2) Business Days of delivery of notice to Buyers or Parent. In the event that the Put Amount is not paid within two (2) Business Days, it shall accrue interest from the due date until the date paid at the floating rate per annum equal to the per annum interest rate announced from time to time by JPMorgan Chase & Co. as its prime rate in effect plus 2%. Upon receipt of the Put Amount (together with any interest accrued thereon), Buyers, MTC and Parent shall be deemed to have fully satisfied their obligations under Section 2.02(a)(i)(y) and Section 2.02(a)(i)(z) above.

          (d) (i) Within 120 days after the Closing Date or 30 days after the date the Final Net Asset Amount is determined in accordance with Section 2.04, whichever is later, Buyer and MTC will provide to Sellers copies of IRS Forms 8594 and any required exhibits thereto (the “Asset Acquisition Statements”) setting forth Buyer’s and MTC’s proposed allocation of the Exchange Consideration. Within 30 days after the receipt of such Asset Acquisition Statements, Sellers will notify Buyer and MTC, as the case may be, of any proposed changes to such Asset Acquisition Statements or if Sellers fail to notify Buyer or MTC within such 30-day period, Sellers will be deemed to have concurred therewith. Thereafter, Buyer and MTC will provide to Sellers from time to time revised copies of the Asset Acquisition

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Statements (each, a “Revised Asset Acquisition Statement”) so as to report any matters on the Asset Acquisition Statements that require updating. Within 30 days after the receipt of any Revised Asset Acquisition Statement, Sellers shall notify Buyer or MTC, as the case may be, of any proposed changes to such Revised Asset Acquisition Statement or, if Sellers fail to so notify Buyer or MTC within such 30-day period, Sellers will be deemed to have concurred therewith. Buyer, MTC and Sellers will endeavor in good faith to resolve any differences with respect to the Asset Acquisition Statements or any Revised Asset Acquisition Statement within 30 days after Buyer’s or MTC’s receipt, as the case may be, of notice of proposed changes from Sellers.

               (ii) Subject to the provisions of the following sentence of this Section 2.02(d)(ii), the Exchange Consideration will be allocated in accordance with the Asset Acquisition Statements or, if applicable, the last Revised Asset Acquisition Statement, provided by Buyer to Sellers pursuant to Section 2.02(d)(i). If Sellers and Buyer or MTC, as the case may be, are unable to resolve any differences with respect to the Asset Acquisition Statements or any Revised Asset Acquisition Statement, then any remaining disputed matters will be finally and conclusively determined by a nationally known independent accounting firm selected by Buyer or MTC, as applicable, and Sellers, which firm shall not be the then regular auditors of Buyer or MTC, as applicable, or Sellers. Promptly, but not later than 10 days after acceptance of its appointment, the independent accountants will determine (based solely on presentations by Sellers and Buyer or MTC, as the case may be, and not by independent review) only those matters in dispute and will render a written report as to the disputed matters and the resulting allocation of the Exchange Consideration, which report will be conclusive and binding upon the Parties. Buyer, MTC and Sellers will, subject to the requirements of any applicable Tax law or election (which in any case shall be consistent), file all Tax Returns and reports consistent with the allocation of the Exchange Consideration provided in the Asset Acquisition Statements or the last Revised Asset Acquisition Statement and, if applicable, the determination of the independent accountants.

               (iii) The fees and expenses, if any, of the accounting firm selected to resolve any disputes between Sellers and Buyer or MTC, as the case may be, in accordance with Section 2.02(d)(ii) shall be paid one-half by Sellers and one-half by Buyer or MTC, as applicable.

          (e) Seller Companies shall retain the Excluded Assets and the Excluded Liabilities.

          (f) The Purchase Price Shares, if any, shall have the registration rights contemplated by the Registration Rights Agreement Letter.

     Section 2.03 Closing. The closing (the “Closing”) of the Contemplated Transactions shall take place at the offices of King & Spalding LLP, 1730 Pennsylvania Avenue, N.W., Washington, D.C. 20006, on November 15, 2004; provided, however, that if all of the conditions to Closing set forth in Article X have not been satisfied (or waived) as of that date, the Closing shall take place on the third Business Day following the satisfaction or waiver (by the Party entitled to waive the condition) of all conditions to the Closing set forth in Article X, or at such other time and place as the Parties may agree; provided further, that if the Closing would otherwise occur after Parent has circulated a preliminary prospectus with respect to its Initial

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Public Offering but prior to the closing of the Initial Public Offering, the Closing may be delayed for up to twenty-one (21) days after such preliminary prospectus has been circulated and Closing shall then occur at the earlier of (i) immediately following closing of the Initial Public Offering or (ii) the twenty-second (22nd) day after such circulation. The Closing will occur at 10:00 a.m. Washington, D.C. time on the Closing Date and will become effective as of 12:01 am Washington, D.C. time on the Closing Date.

     Section 2.04 Adjustment of Exchange Consideration.

          (a) Promptly following the Closing Date, but in no event later than 90 days after the Closing Date, Sellers shall, at their expense and with the assistance of Buyers, prepare and submit to Buyers an unaudited statement setting forth, in reasonable detail, Sellers’ calculation of the aggregate Net Assets of the Business as of the close of business on the day prior to the Closing Date (the “Proposed Final Net Asset Amount”). Without limiting the foregoing, Buyers shall provide Sellers access to such personnel, books and records as shall be reasonably requested by Sellers for purposes of preparing the Proposed Final Net Asset Amount. In the event Buyers dispute the correctness of the Proposed Final Net Asset Amount, Buyers shall notify Sellers in writing of its objections within 30 days after receipt of Sellers’ calculation of the Proposed Final Net Asset Amount and shall set forth, in writing and in reasonable detail, the reasons for Buyers’ objections. To the extent Buyers do not object, in writing and in reasonable detail as required and within the time period contemplated by this Section 2.04(a) to a matter in the statement of Net Assets prepared and submitted by Sellers, Buyers shall be deemed to have accepted Sellers’ calculation and presentation in respect of the matter and the matter shall not be considered to be in dispute. Sellers and Buyer shall endeavor in good faith to resolve any disputed matters within 20 days after Sellers’ receipt of Buyers’ notice of objections. If Sellers and Buyer are unable to resolve the disputed matters, Sellers and Buyer shall select a nationally known independent accounting firm (which firm shall not be the then regular auditors of Sellers or Buyer) to resolve the matters in dispute (in a manner consistent with Section 2.04(b) and consistent with any matters not in dispute), and the determination of such firm in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on Sellers and Buyer. The Net Assets of the Business as of the close of business on the day prior to the Closing Date, as finally determined pursuant to this Section 2.04(a) (whether by failure of Buyer to deliver notice of objection, by agreement of Sellers and Buyer or by determination of the independent accountants selected as set forth above), is referred to herein as the “Final Net Asset Amount.”

          (b) The Proposed Final Net Asset Amount and the Final Net Asset Amount shall be determined in accordance with GAAP and the accounting principles, policies, practices and methods utilized in the preparation of the Opening Statement, as disclosed in the notes to the Opening Statement, it being understood and agreed that if any principle, policy, practice or method utilized in the preparation of the Opening Statement is not in accordance with GAAP, such principle, policy, practice or method shall nonetheless apply for purposes of determining the Proposed Final Net Asset Amount and the Final Net Asset Amount.

     (c) If the Final Net Asset Amount is greater than NEGATIVE NINE HUNDRED AND FORTY-FOUR THOUSAND EIGHT HUNDRED AND FORTY-SIX U.S. DOLLARS $(944,846) (the “Upper Threshold”), the difference between the Final Net Asset

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Amount and the Upper Threshold shall be paid to Sellers by Buyer with simple interest thereon from the Closing Date to the date of payment at a floating rate per annum equal to the per annum interest rate announced from time to time by JPMorgan Chase & Co. as its prime rate in effect. If the Final Net Asset Amount is less than NEGATIVE NINE HUNDRED AND FORTY-FOUR THOUSAND EIGHT HUNDRED AND FORTY-SIX U.S. DOLLARS $(944,846) (the “Lower Threshold”), the difference between the Lower Threshold and the Final Net Asset Amount shall be paid to Buyer by Sellers with simple interest thereon from the Closing Date to the date of payment at a floating rate per annum equal to the per annum interest rate announced from time to time by JPMorgan Chase & Co. as its prime rate in effect. Any such payment shall be made in cash in immediately available funds not later than five Business Days after the determination of the Final Net Asset Amount by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.

          (d) Subject to any applicable privileges (including the attorney-client and work product privileges), Sellers shall make available to Buyer and, upon request, to the independent accountants selected pursuant to Section 2.04(a), the books, records, documents and work papers underlying the preparation of the Opening Statement and the calculation of the Proposed Final Net Asset Amount. Subject to any applicable privileges (including the attorney-client and work product privileges), Buyer shall make available to Sellers and, upon request, to the independent accountants selected pursuant to Section 2.04(a), the books, records, documents and work papers used, created or prepared by or for Buyer in connection with the review of the Proposed Final Net Asset Amount and the other matters contemplated by Section 2.04(a).

          (e) The fees and expenses, if any, of the accounting firm selected to resolve any disputes between Sellers and Buyer in accordance with Section 2.04(a) shall be paid one-half by Sellers and one-half by Buyer.

     Section 2.05 Assignment of Contracts and Rights.

          (a) Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or otherwise sell, convey or transfer any Transferred Asset (or any Managed Transponder Contract Asset), or any claim, right or benefit arising thereunder or resulting therefrom, or to enter into any other agreement or arrangement with respect thereto, if an attempted assignment, sale, conveyance or transfer thereof, or entering into any such agreement or arrangement, without the consent of a third party, would constitute a breach of, or other contravention under, any agreement to which any Seller Company is a party, be ineffective with respect to any party thereto or in any way adversely affect the rights of any Seller Company or Buyer Company thereunder. With respect to any Transferred Asset (or Managed Transponder Transferred Asset) that is a Contract requiring the consent of one or more parties thereto to transfer such contract or any claim, right or benefit arising thereunder or resulting therefrom to Buyers, promptly after the date hereof, the Parties will use reasonable commercial efforts to obtain the written consent of the other parties to any such Contract for the assignment thereof to Buyers, or written confirmation from such parties reasonably satisfactory in form and substance to the applicable Seller Company and Buyers confirming that such consent is not required. Notwithstanding the foregoing provisions of this Section 2.05(a), nothing herein shall require the parties hereto to obtain the consent of the other parties to any Contract relating to commercial “off-the-shelf” software licenses with an original acquisition cost to Sellers of less

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than $25,000 (“Small COTS License”). If such consent is not obtained with respect to any such Contract, other than a Small COTS License, or if an attempted assignment thereof would be ineffective or would adversely affect the right of any Seller Company or Buyer Company thereunder (including the amount chargeable by Buyer to MTC under the MTC Contract other than as a result of MTC holding assets other than the Managed Transponder Contract Assets), then, as among the Parties, Sellers and Buyer will cooperate in a mutually agreeable arrangement under which Buyer or such Buyer Company would obtain the benefits thereunder in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Buyer or Buyer Companies, subject to Applicable Law and the terms of such Contract, the claims, rights and benefits of the applicable Seller Company with Buyer or Buyer Companies assuming the obligations under such Contract in accordance with this Agreement, and the applicable Seller Company will enforce at the request of and for the benefit of Buyer or Buyer Companies, with Buyer or Buyer Companies assuming such Seller Company’s obligations, any and all claims, rights and benefits of such Seller Company against any third party thereto arising from any such Contract (including the right to elect to terminate such Contract in accordance with the terms thereof upon the request of Buyer). To the extent any such consent is not received prior to the Closing, the Parties will cooperate to obtain such consent or enter into an arrangement with respect thereto as soon as reasonably practical after the Closing.

          (b) From and after Closing, Seller Companies will promptly pay to Buyer or MTC, as applicable, when received, without right of deduction, counterclaim, or set-off (except as provided below), all monies received by Seller Companies under any Transferred Asset, any Managed Transponder Contract Asset or any claim, right or benefit arising thereunder not transferred as a result of the provisions of this Section 2.05; provided, however, that Seller Companies may set off any amounts payable under this Section 2.05(b) against any amounts Buyer Companies are required to pay to third parties as a result of Buyer Companies’ or the respective Affiliates’ failure to obtain the release contemplated by Section 2.05(c) below.

          (c) Buyer shall cooperate with and provide reasonable assistance to Sellers in order to obtain the unconditional release of Seller Companies and their respective Affiliates from any and all obligations or liabilities under or in respect of any Contract, lease relating to any Leased Facility or Government Bid constituting a Transferred Asset.

     Section 2.06 Parent Guarantee.

     Concurrently with the execution of this Agreement, Parent has executed and delivered to Sellers a full and unconditional guarantee of each Buyer’s and MTC’s performance, payment and indemnity obligations under this Agreement and the other Transaction Documents in the form contemplated by Attachment XI-A to this Agreement (the “Parent Guarantee”).

     Section 2.07 Lockheed Martin Guarantee.

     Concurrently with the execution of this Agreement, Lockheed Martin has executed and delivered to Buyer a full and unconditional guarantee of Sellers’ performance, payment and indemnity obligations under this Agreement and the other Transaction Documents in the form contemplated by Attachment XI-B to this Agreement (the “Lockheed Martin Guarantee”).

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     Section 2.08 Purchase Price Shares.

     In the event that it is ever determined by final, non-appealable order of a court of competent jurisdiction or otherwise that (i) Parent does not have the necessary corporate power and authority to issue the Purchase Price Shares or any other Ordinary Shares to be issued by Parent under the Transaction Documents or that performance by Parent of such obligations thereunder violates the Memorandum of Association or Bye-laws of Parent or any applicable law, regulation, order or decree in Bermuda, or results in or gives rise to the Separation Time, a Flip-In Date, a Flip-Over Transaction or Event (as those terms are defined in the Member Protection Rights Agreement) or causes rights of holders of Rights under the Member Protection Rights Agreement to be triggered under the Member Protection Rights Agreement or (ii) the Purchase Price Shares or any other Ordinary Shares issued or purported to have been issued by Parent pursuant to the Transaction Documents were not duly authorised, validly issued, fully paid or non-assessable (which term when used herein shall mean that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and are not subject to any statutory pre-emptive or similar rights to purchase such Ordinary Shares, in each case other than (a) arising from the failure of Parent’s Assumptions to be true and correct or (b) because such Purchase Price Shares or other Ordinary Shares were at the request of Lockheed Martin or any Seller issued to a person or entity other than a Shares Recipient, Buyer, Parent and MTC, jointly and severally, shall immediately make an aggregate cash payment equal to (X) Forty Million U.S. Dollars (US$40,000,000.00) less any Additional Cash Payment and any Additional True Up Payment that was made by Buyers in cash plus (Y) five percent (5%) per annum of the amount determined pursuant to (X) above compounded on a pro rata annual basis from and after the date of issuance of any such Purchase Price Shares or other Ordinary Shares, and Lockheed Martin and its Affiliates shall surrender to Parent any such Purchase Price Shares or other Ordinary Shares issued or purported to have been issued to Lockheed Martin or its Affiliates by Parent pursuant to the Transaction Documents. That amount shall be paid by wire transfer of immediately available funds to the account designated in writing by Sellers and shall be made within (2) Business Days of such occurrence. In the event that that amount is not paid within two (2) Business Days, it shall accrue interest from the due date until the date paid at the floating rate per annum equal to the per annum interest rate announced from time to time by JPMorgan Chase & Co. as its prime rate in effect plus 2%. Sellers shall designate the Shares Recipient in good faith, and not for the purpose of causing or seeking to cause the foregoing indemnity to apply.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

     Section 3.01 Representations and Warranties of Sellers. Sellers, jointly and severally, represent and warrant to Buyer and MTC as set forth in Exhibit B.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYERS, MTC AND PARENT

     Section 4.01 Representations and Warranties of Buyers, MTC and Parent. Each of Buyer, MTC and Parent, jointly and severally, represents and warrants to Sellers as set forth in Exhibit C.

ARTICLE V
COVENANTS AND AGREEMENTS OF SELLERS

     Section 5.01 Conduct of Business. Except (i) with the written consent of Buyer (which consent shall not be unreasonably withheld or delayed), (ii) as set forth in Schedule 5.01, or (iii) as permitted below or required by Applicable Law or in accordance with the terms and conditions of Contracts in existence on the date of this Agreement, from the date of this Agreement until the Closing Date, Sellers shall, and shall cause Seller Companies to, conduct the Business in all material respects in accordance with the historical and customary operating practices relating to the conduct of the Business and shall use reasonable commercial efforts to preserve intact the Business and the relationships of Seller Companies with third parties in connection with the operation of the Business, and

          (a) after the date hereof, Sellers shall and shall cause Seller Companies to:

               (i) maintain the Transferred Assets currently used in the Business in good working order, ordinary wear and tear and usage excepted, consistent with past practice;

               (ii) to the extent permitted by Applicable Law and subject to any applicable privileges (including the attorney-client and work product privileges), deliver to Buyer promptly after filing or receipt by Sellers, copies of any reports, applications or responses to the FCC or any communications from the FCC related to the Business (other than notices or communications of general application) which are filed or received by Sellers between the date of this Agreement and the Closing Date;

               (iii) promptly notify Buyer of any notice of receipt from the National Labor Relations Board of a petition for a representation election with respect to employees of the Business; and

               (iv) use reasonable commercial efforts, consistent with past practice, to preserve relationships of Sellers with suppliers, customers and employees of the Business; provided, however, that nothing contained herein shall require Sellers to offer or pay retention payments to any employees of the Business or prohibit Sellers or their Affiliates from making offers of employment for positions outside the Business to non-Transferred Employees.

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          (b) Sellers shall not, and shall cause Seller Companies not to:

               (i) make any capital expenditure, or group of related capital expenditures, relating to the Business in excess of $100,000 per transaction or $250,000 in the aggregate;

               (ii) sell, lease, license, mortgage, pledge or otherwise dispose of more than an aggregate of $50,000 of assets that would constitute Transferred Assets if owned, held or used by Seller Companies on the Closing Date (other than any sale, lease, license or other disposition made in the ordinary course of business);

               (iii) settle any lawsuit or claim if such settlement imposes a material continuing, monetary or non-monetary, obligation on the Business or any of the Transferred Assets with respect to periods after the Closing;

               (iv) except as otherwise may be permitted or required by this Agreement, and other than compensation increases in the ordinary course of business, with respect to any Transferred Employee at a level of Director or above, increase the compensation or fringe benefits of such Transferred Employee;

               (v) terminate or amend any of the leases with respect to Leased Real Property, except (a) as contemplated by this Agreement in connection with the assignment thereof, (b) for the execution of documents required to be executed by Sellers under the terms of such lease and (c) for minor amendments that would not impose more than a de minimis cost or obligation on Buyer; and provided, further, that Sellers shall not be deemed in violation of this Section 5.01 in the event that such lease is terminated by a party to such lease other than a Seller for any reason other than Sellers’ default;

               (vi) enter into any new Contract with an Affiliate of Sellers or amend any existing Contract with Affiliates of Seller, in either case, with respect to a Contract that would constitute a Transferred Asset;

               (vii) except as contemplated by the Transaction Documents, sell, transfer, license or otherwise dispose of any material Intellectual Property constituting a Transferred Asset; or

               (viii) agree in writing to do any of the foregoing in this Section 5.01.

     Section 5.02 Access to Information; Confidentiality.

          (a) Except as may be necessary to comply with any Applicable Laws (including any Antitrust Laws) and subject to the receipt and the terms and conditions of any applicable security clearances or special program accesses contemplated by Section 7.08 of this Agreement and subject to any applicable privileges (including the attorney-client and work product privileges), from the date of this Agreement until the Closing Date, Sellers shall, and shall cause Seller Companies to, (i) during normal business hours and upon reasonable prior notice, give Buyer and its Representatives and MTC reasonable access to the Transferred Assets and the records of Seller Companies to the extent relating to the Business, (ii) during normal

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business hours and upon reasonable prior notice, give Buyer and its Representatives reasonable access to any facilities the possession of which will be transferred to Buyer, Buyer Companies and MTC at Closing, (iii) furnish to Buyer and its Representatives and MTC such financial and operating data and other information relating to the Business (including information concerning vendor and customer backlog, income and operating expenses, and aging reports) as Buyer or MTC may reasonably request and (iv) instruct the employees and Representatives of Seller Companies to provide reasonable cooperation to Buyer and MTC in their investigation of the Business. Without limiting the generality of the foregoing, and subject to the limitations set forth in the first sentence of this Section 5.02(a), from the date of this Agreement to the Closing Date, Sellers shall (x) use reasonable commercial efforts to enable Buyer and its Representatives and MTC to conduct, at Buyer’s expense, business and financial reviews, investigations and studies as to the operation of the Business, including with respect to any tax, operating or other efficiencies that may be achieved and (y) give Buyer and its Representatives and MTC reasonable access upon reasonable prior notice to information relating to the Business of the type and with the same level of detail as, in the ordinary course of business, is currently being made available to the President or senior financial executive of the Business. Notwithstanding any other provision herein, neither Buyer nor its Representatives shall have access to: (i) any assets or personnel that are not related to the Business; (ii) any financial or operating data or other information not related to the Business that is commingled with any such data or information related to the Business, in which case such other data shall be withheld or redacted and the information related to the Business shall be provided; (iii) the personnel records of Sellers relating to individual performance or evaluation records or medical histories of any employees of Sellers without the consent of any such employee or (iv) pricing or other competitive information that in Sellers’ good faith opinion is sensitive, classified, confidential, or other information the disclosure of which could subject any Seller Company to risk of liability to a third party.

          (b) For a period of three years after the Closing Date, Sellers shall, and shall cause Seller Companies to, treat and hold as confidential all confidential information to the extent relating to the operations or affairs of the Business. In the event any Seller Company is requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by Applicable Law) to disclose any such confidential information, then such Seller Company shall notify Buyer promptly of the request or requirement so that Buyer, at its expense, may seek an appropriate protective order or waive compliance with this Section 5.02(b). If, in the absence of a protective order or receipt of a waiver hereunder, any Seller Company is, on the advice of counsel, compelled to disclose such confidential information, such Seller Company may so disclose the confidential information, provided that the Seller Company shall use reasonable commercial efforts to obtain reliable assurance that confidential treatment will be accorded to such confidential information. The provisions of this Section 5.02(b) shall not prohibit the disclosure of confidential information relating to the operations or affairs of the Business by any Seller Company to the extent reasonably required (i) to prepare or complete any required Tax Returns or financial statements, (ii) in connection with audits or other proceedings by or on behalf of a Governmental Authority, (iii) in connection with any insurance or benefits claims, (iv) to provide services to Buyer Companies in accordance with the terms and conditions of any of the Transaction Documents, or (v) in connection with any other similar administrative functions in the ordinary course of business. Notwithstanding the foregoing, the provisions of this Section 5.02(b) shall not apply to information that (x) is or becomes publicly available other

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than as a result of a disclosure by any Seller Company, (y) is or becomes available to a Seller Company on a non-confidential basis from a source that, to such Seller Company’s knowledge, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (z) is or has been independently developed by a Seller Company (other than solely for the Business).

     Section 5.03 Post Closing Receipts. On and after the Closing Date, Sellers shall take actions reasonable under the circumstances to transfer (without right of set-off, deduction or counterclaim, except as set forth in Section 2.05(b)) to Buyers from time to time any payments in respect of accounts receivable constituting Transferred Assets received by Seller Companies promptly upon receipt thereof by Sellers.

     Section 5.04 Cooperation After Closing. On and after the Closing Date and subject to compliance with Applicable Law (including any Antitrust Laws) and any applicable privileges (including the attorney-client and work product privileges) Sellers shall, and shall cause Seller Companies to, (i) afford Buyer Companies and their Representatives reasonable access upon reasonable prior notice during normal business hours, to all employees, offices, properties, agreements, records, books and affairs of Seller Companies to the extent relating to the conduct of the Business prior to the Closing and as reasonably necessary to remove or take custody of the Transferred Assets and (ii) reasonably cooperate with Buyer with respect to matters relating to the conduct of the Business prior to the Closing for any reasonable purpose, including in the defense or pursuit of any Transferred Asset or Assumed Liability or any claim or action that relates to occurrences involving the Business prior to the Closing Date.

     Section 5.05 Maintenance of Insurance Policies. On and after the date of this Agreement and until the Closing Date, Sellers shall use reasonable commercial efforts to maintain any existing insurance maintained by or on behalf of Sellers in effect on the date of this Agreement, or procure comparable replacement coverage, that covers all or any part of the Transferred Assets, the Business, the Managed Transponder Contract Assets or the Transferred Employees. Except as may otherwise be agreed in writing by the parties, Sellers shall not have any obligation to maintain the effectiveness of any such insurance policy on or after the Closing Date or to make any monetary payment in connection with any such policy.

     Section 5.06 Novation of Government Contracts. Following the Closing, Sellers shall, and shall cause Seller Companies to, (i) provide Buyer and each responsible contracting officer with all information necessary to obtain, to the extent required by the Federal Acquisition Regulation Part 42, Subpart 42.12, the consent of the U.S. Government to recognize Buyer or other Buyer Companies as the successor in interest to all of the Government Contracts being sold, assigned, transferred and conveyed to Buyer in accordance with this Agreement and (ii) enter into novation agreements (the “Novation Agreements”) substantially in the form contemplated by such regulations and as required by the responsible contracting officer(s). Sellers shall, and shall cause Seller Companies to, use reasonable commercial efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements with regard to the Government Contracts, including responding to any reasonable requests for information by the U.S. Government with regard to such Novation Agreements.

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     Section 5.07 Certain Intellectual Property Matters (Seller Companies). Except as set forth in Schedule 5.07, in consideration of the promises, covenants and agreements set forth in the Transaction Documents, Seller Companies shall grant to Buyer and/or other Buyer Companies designated in writing by Buyer, effective as of the Closing, pursuant to a license agreement on terms and conditions consistent with this Section 5.07 (the “IP License”), a fully paid-up, worldwide, perpetual, non-exclusive license to (i) make or have made, use, import, export, offer for sale and sell services in connection with the Business that utilize the patents and patent applications specified in Attachment VII for purposes to which such patents and patent applications were put with respect to the Business as of the Closing Date and then Planned Uses by the Business; and (ii) to use and reproduce in connection with the Business the licensed software specified in Attachment VII for purposes to which such software was put with respect to the Business as of the Closing Date and then Planned Uses by the Business. Except as specifically contemplated above with respect to sublicensing, the license granted in accordance with this Section 5.07 shall not be transferable or sublicensable by any Buyer Company without the prior written consent of the applicable Seller Company, which consent may be given or withheld in such Seller Company’s reasonable discretion. Except as specifically contemplated above with respect to sublicensing, in the event a Buyer Company determines there is a business necessity for such Buyer Company to sublicense its rights under the license contemplated by this Section 5.07, such Buyer Company shall notify the applicable Seller Company in writing setting forth the reasons for its request and such Seller Company shall consider such Buyer Company’s request in good faith.

     Section 5.08 Exclusivity. Sellers agree that until such time as this Agreement has been terminated in accordance with the provisions of Section 12.01, neither Sellers nor their Affiliates, nor any of their respective officers, directors, employees, investment bankers, agents or brokers shall negotiate with any other party with the intent of engaging in a transaction for the sale of all or a substantial portion of the Business (other than the Contemplated Transactions), or accept any offer received from any other party to purchase all or a substantial portion of the Business. Promptly following execution of this Agreement, Sellers shall notify the other parties with whom Sellers are engaged in discussions regarding the possible sale of the Business that Sellers have entered into the Agreement and Sellers shall cease such discussions and not commence any new discussions regarding a possible sale of the Business until such time as this Agreement is terminated in accordance with its terms.

     Section 5.09 Nonsolicitation of Employees. Subject to the provisions of Section 7.02(c), from and after the date of this Agreement until the second anniversary of the Closing Date, Sellers shall not, without the prior written approval of Buyer or MTC, as applicable, directly or indirectly solicit any individual who is an “exempt” (within the meaning of the United States Fair Labor Standards Act) Transferred Employee or who is a technician who is a Transferred Employee but is not “exempt,” to terminate his or her employment relationship with any Buyer Company or MTC; provided, however, that the foregoing shall not apply (i) to persons hired as a result of a general solicitation not directed to such employees, such as through a general solicitation by an independent employment agency not directed to such employees or an advertisement for employment in a publication of general circulation or other publicly available medium not directed to such employees or (ii) from and after the Closing Date, to non-Transferred Employees.

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     Section 5.10 Future Audit.

          (a) For a period of three years following the Closing, Sellers (i) agree to exercise reasonable commercial efforts to maintain in accordance with Sellers customary and ordinary practices all documentation and work papers of the type generally maintained by Sellers or other subsidiaries of Lockheed Martin in the ordinary course of business (except to the extent that a copy of any such documentation and work papers are or have been provided to Buyer prior to, on or after the date of this Agreement), and (ii) shall provide Parent, subject to compliance with Applicable Law, applicable privileges (including attorney-client and work-product privileges) and confidentiality restrictions, with reasonable access to the personnel, and to the documentation and work papers maintained pursuant to the foregoing clause (i) to the extent reasonably necessary to enable Parent to comply with its obligations under Securities Laws.

          (b) Commencing on the date hereof, Sellers shall exercise reasonable commercial efforts to prepare and retain Ernst & Young to audit a balance sheet for the Business at December 31, 2003, together with statements of operations and cash flows and notes thereto in accordance with GAAP, Articles 3-01 and 3-02 of Regulation S-X as well as any other applicable Securities Laws (together, the “Accounting Requirements”) for the year then ended. Sellers shall request Ernst & Young promptly to provide to Parent such information related to such balance sheets and statements as may be reasonably requested by Parent, subject to compliance with Applicable Law, applicable privileges (including attorney-client and work product privileges), confidentiality restrictions and the terms and conditions of any engagement letter executed in connection therewith. Sellers shall use commercially reasonable efforts to assist Ernst & Young in completing such audit of the financial statements and Sellers shall deliver to Parent such financial statements with Ernst & Young’s audit report relating thereto as soon as reasonably practical after the date of this Agreement (it being understood that such audit is expected to take approximately four (4) to six (6) weeks to complete following execution of an engagement letter. In addition, Sellers shall, and shall exercise reasonable commercial efforts to cause Ernst & Young to, cooperate with Parent in responding to comments on such financial statements received by Parent from the Securities and Exchange Commission.

          (c) Upon request of Buyer, Sellers shall use commercially reasonable efforts to prepare, and engage Ernst & Young to conduct a SAS 100 review of the unaudited balance sheet of the Business as of the end of a calendar quarter occurring between the date of this Agreement and Closing as is requested by Buyer and statements of operations and cash flows and notes thereto for the applicable year to date periods during 2004 and 2003 in accordance with the Accounting Requirements, and to use commercially reasonable efforts to cooperate with Parent in responding to comments, if any, on such financial statements received by Parent from the Securities and Exchange Commission. The Sellers shall deliver to Parent the applicable unaudited financial statements and the report of Ernst & Young with respect to its SAS 100 review, subject to compliance with Applicable Law, applicable privileges (including attorney-client and work product privileges), confidentiality restrictions and the terms and conditions of any engagement letter executed in connection therewith, as promptly as reasonably practicable after the Closing.

          (d) Parent shall promptly reimburse Sellers, without limitation, for any and all fees or expenses incurred in connection with the preparation and audit or review of any financial

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statements or in cooperating with Parent in responding to any comments thereon or otherwise pursuant to the foregoing provisions, including, without limitation, any and all fees and expenses of Ernst & Young incurred in connection therewith. Parent shall promptly pay to (or at the direction of) Sellers, upon receipt of an invoice therefor, all such fees and expenses incurred by Sellers or its Affiliates without any set-off. This Section 5.10(d) shall survive Closing or termination of this Agreement for any reason until all such fees and expenses have been paid.

          (e) Notwithstanding anything contained in this Agreement to the contrary, neither Lockheed Martin nor any of its Affiliates shall have any responsibility for the audits or reviews (or any responses to comments received by the Securities and Exchange Commission) contemplated by this Section 5.10, except for the obligation to exercise reasonable commercial efforts to (i) prepare such financial statements and (ii) assist and otherwise cause Ernst & Young to conduct such audits and reviews. The Parties acknowledge and agree that the results of such audits and reviews shall have no effect whatsoever on the determination of the Proposed Final Net Asset Amount or the Final Net Asset Amount, each of which shall be prepared and determined in accordance with the provisions of Section 2.04. Furthermore, the Parties acknowledge that Lockheed Martin and its Affiliates are engaging Ernst & Young to conduct such audits and reviews as an accommodation to Parent, Buyers and MTC and, therefore, neither Lockheed Martin nor any of its Affiliates shall be responsible for, and Parent, Buyers and MTC shall indemnify, defend and hold Lockheed Martin and its Affiliates harmless from any claims arising out of or in connection therewith.

     Section 5.11 Right to Bid on Satellite Capacity Requirements. Subject to any commitment existing as of the date of this Agreement, in the event Sellers desire to procure prior to Closing additional satellite-based telecommunications capacity for use in connection with the Business, Sellers shall provide Parent or its Affiliates the opportunity to bid on such capacity requirements, provided that (i) Parent or its Affiliate has the ability to supply the desired capacity and (ii) Seller’s customer has required Seller to obtain such capacity requirements from Parent or Parent’s Affiliates or has granted Seller discretion or the ability to select the provider of satellite-based telecommunications capacity. If Seller has obtained a good faith proposal for satellite-based telecommunication capacity from a provider other than Parent or its Affiliates (a “Third Party Capacity Offer”), Seller shall provide Parent, subject to any confidentiality restrictions pertaining to any such Third Party Capacity Offer and to Seller’s compliance with Applicable Laws and its customer’s requirements, with a summary of the key terms and conditions contained in the Third Party Capacity Offer, and shall provide Parent with notice allowing it to elect whether to bid for the capacity covered by the Third Party Capacity Offer which notice shall be reasonable under the circumstances giving consideration to the circumstances surrounding the timing of the Third Party Capacity Offer and the deadline for submission of bids to the Seller’s customer. Seller shall obtain from Parent the services contemplated by the Third Party Capacity Offer if Parent or its Affiliates are able to provide such desired capacity and Parent or its Affiliates offer terms, taken as a whole, that in Seller’s good faith determination are as favorable to Seller and its customer as, or more favorable to Seller and its customer than, the terms contained in the relevant Third Party Capacity Offer(s). Notwithstanding the foregoing, in the event that (i) Seller’s customer requests or requires a particular provider of satellite-based telecommunications capacity for use in connection with the Business or (ii) Seller determines in its good faith determination that the offer from Parent or its Affiliate is not at least as favorable,

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when taken as a whole, to a Third Party Capacity Offer, in each case, Sellers may procure such capacity from such third party without regard to the provisions of this Section 5.11.

ARTICLE VI
COVENANTS AND AGREEMENTS OF BUYERS, MTC AND PARENT

     Section 6.01 Confidentiality.

          (a) Buyer and MTC agree that all information provided or otherwise made available to Buyer Companies, MTC or any of their Representatives in connection with the Contemplated Transactions shall be treated as if provided under the Confidentiality Agreement (whether or not the Confidentiality Agreement is in effect or has been terminated) and shall cause Buyer Companies, MTC and their Representatives to so treat all such information. The Confidentiality Agreement shall continue to apply in accordance with its terms following the Closing; provided, however, that subject to the express provisions of this Agreement, Buyer Companies, and MTC, shall be entitled to use and disclose the Transferred Assets and the Managed Transponder Contract Assets, as applicable, freely and the provisions of the Confidentiality Agreement governing the confidentiality of information relating to the Business shall terminate at the Closing. Nothing in this Section 6.01(a), however, shall limit or otherwise restrict the applicability of any other confidentiality or similar provisions included in any of the Transaction Documents.

          (b) For a period of three years after the Closing Date, Buyer and MTC will treat and hold as confidential, (i) all confidential information related to matters other than the Business, the Transferred Assets, the Managed Transponder Contract Assets, the Assumed Liabilities or the Managed Transponder Contract Liabilities provided or otherwise made available to Buyer, MTC or any of their respective Representatives, as the case may be, in connection with the Contemplated Transactions and (ii) this Agreement and each of the other Transaction Documents; provided, however, in the event that Parent is required to file this Agreement with the Securities and Exchange Commission, Parent shall exercise reasonable commercial efforts to seek confidential treatment and maintain the confidentiality of those portions of the Agreement that are identified in the Confidential Treatment Side Letter. In the event any Buyer Company or MTC is requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by Applicable Law) to disclose any such confidential information, then such Buyer Company or MTC, as the case may be, shall notify the applicable Seller Companies promptly of the request or requirement so that such Seller Companies, at their expense, may seek an appropriate protective order or waive compliance with this Section 6.01(b). If, in the absence of a protective order or receipt of a waiver hereunder, such Buyer Company or MTC is, on the advice of counsel, compelled to disclose such confidential information, such Buyer Company or MTC may so disclose the confidential information, provided that the Buyer Company or MTC shall use reasonable commercial efforts to obtain reliable assurance that confidential treatment will be accorded to such confidential information. Notwithstanding the foregoing, the provisions of this Section 6.01(b) shall not apply to information that (i) is or becomes publicly available other than as a result of a disclosure by any Buyer Company or MTC, (ii) is or becomes available to a Buyer Company or MTC on a non-confidential basis from a source that, to the knowledge of such Buyer Company or MTC, is not

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prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) is or has been independently developed by a Buyer Company or MTC (other than for the business of Seller Companies or any of their Affiliates) as evidenced by written documentation.

     Section 6.02 Provision and Preservation of and Access to Certain Information; Cooperation.

          (a) On and after the Closing Date, Buyer and MTC shall, and Buyer shall cause Buyer Companies to, preserve all books and records of the Business for a period of six years commencing on the Closing Date (or (i) in the case of books and records relating to Tax, employment and employee benefits matters, until such time as Buyer or MTC notifies Sellers in writing that all statutes of limitations to which such records relate have expired and afforded Sellers a reasonable opportunity to object or copy such records, and (ii) in the case of books and records as to which Applicable Law requires a longer period, for such longer period), and thereafter shall not destroy or dispose of such records without giving notice to Sellers of such pending disposal and offering Sellers such records. In the event Sellers have not requested such materials within 90 days following the receipt of notice from Buyer or MTC, as applicable, Buyer Companies or MTC, as the case may be, may proceed to destroy or dispose of such materials without any liability to Sellers.

          (b) On and after the Closing Date, and subject to compliance with Applicable Law (including any Antitrust Laws) and any applicable privileges (including the attorney-client and work product privileges), Buyer and MTC shall, and Buyer shall cause Buyer Companies to, at their expense, (i) afford Seller Companies and their Representatives reasonable access upon reasonable prior notice during normal business hours, to all employees, offices, properties, agreements, records, books and affairs of Buyer Companies or MTC to the extent relating to the conduct of the Business prior to Closing, and provide copies of such information concerning the conduct of the Business prior to the Closing as Seller Companies may reasonably request for any proper purpose, including in connection with (A) the matters contemplated by Section 2.02(d) or Section 2.04, (B) the preparation of any Tax Returns, (C) any judicial, quasi-judicial, administrative, Tax, audit or arbitration proceeding, (D) the preparation of any financial statements or reports and (E) the defense or pursuit of any claims, allegations or actions that relate to or may relate to any Excluded Assets, Excluded Liabilities or Indemnified Claims, and (ii) cooperate fully with Seller Companies for any proper purpose, including the defense or pursuit of any Excluded Liability, Excluded Asset or Indemnified Claim, or of any claim, allegation or action that relates to an Excluded Liability, Excluded Asset or Indemnified Claim.

          (c) *****.

     Section 6.03 Insurance; Financial Support Arrangements.

          (a) Buyer acknowledges and agrees that as of the Closing Date, neither Buyer, any Buyer Company, the Business, any property owned or leased by any of the foregoing, any of the directors, officers, employees (including the Transferred Employees) or agents of any of the foregoing nor the Transferred Assets or Managed Transponder Contract Assets will be insured under any insurance policies maintained by Seller Companies or any of their Affiliates. Except as otherwise provided in Exhibit D or as otherwise may be agreed to in writing by the Parties,

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from and after the Closing Date, Seller Companies shall have no obligation of any kind to maintain any form of insurance covering all or any part of the Transferred Assets or Managed Transponder Contract Assets, the Business or the Transferred Employees.

          (b) Buyer agrees that, not later than 60 days after the Closing Date, and in a manner reasonably satisfactory to Sellers, Buyer shall, and shall cause Buyer Companies to, in good faith seek to have Seller Companies and their respective Affiliates released from all obligations under any Financial Support Arrangements maintained by any of Seller Companies or their respective Affiliates in connection with the Business. In furtherance of the foregoing, Buyer agrees (i) to use reasonable commercial efforts to provide substitute Financial Support Arrangements on substantially the same terms and conditions as the Financial Support Arrangements of Seller Companies on or prior to the 30th day following the Closing Date and (ii) to provide financial information concerning Buyer Companies reasonably requested by those Persons for whose benefit the Financial Support Arrangements were made.

          (c) If, at any time after the Closing Date, (i) any amounts are drawn on or paid under any Financial Support Arrangement pursuant to which Seller Companies or any of their respective Affiliates are obligated to reimburse the Person making such payment or (ii) Seller Companies or any of their respective Affiliates pay any amounts under, or any fees, costs or expenses relating to, any Financial Support Arrangement, Buyer shall reimburse such Seller Companies such amounts promptly after receipt from Seller Companies of notice thereof accompanied by written evidence of the underlying payment obligation.

          (d) In the event that Buyer fails to obtain the unconditional release of Seller Companies and their Affiliates from all obligations under the Financial Support Arrangements not later than 60 days after the Closing Date, Buyer shall provide back-up letters of credit issued by one or more commercial banks reasonably satisfactory to Sellers or other financial assurances reasonably satisfactory to Sellers payable to Sellers in such aggregate principal or stated amount and otherwise in form and substance reasonably satisfactory to Sellers with respect to such Financial Support Arrangements.

          (e) Notwithstanding the foregoing or any other provisions of this Agreement, the failure of Sellers to include any Financial Support Arrangements in Schedule B.10 shall not constitute a breach of a representation or warranty in Section B.10 and shall have no effect on the rights, duties and obligations of the parties under this Agreement, except that the obligations of Buyer under this Section 6.03(b) and 6.03(d) in respect of Financial Support Arrangements shall not include an obligation to seek the release of or comply with Section 6.03(b) and 6.03(d) with respect to any Financial Support Arrangements in existence on the date of this Agreement that are not disclosed in Schedule B.10.

     Section 6.04 Certain Intellectual Property Matters (Buyer and MTC).

          (a) Buyer and MTC acknowledge and agree that each shall hold all Assigned Software and rights in Intellectual Property licensed pursuant to the license contemplated by Section 5.07 subject to any licenses and other rights thereof granted by any Seller Company prior to the Closing Date. Buyer and MTC further acknowledge and agree that the transfer to Buyer or MTC of Assigned Software constituting Transferred Assets or Managed Transponder Contract

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Assets shall not affect the right of Seller Companies to use, disclose or otherwise freely deal with any know-how, trade secrets and other technical information not constituting Transferred Assets or Managed Transponder Contract Assets.

          (b) Buyer and MTC acknowledge and agree that except as otherwise specifically contemplated by the Transaction Documents, Buyer and MTC are not obtaining any rights in, or to use, any Intellectual Property, and that Buyer and MTC are not obtaining any rights in or licenses with respect to the names “Lockheed Martin,” “Martin Marietta,” “Lockheed,” “COMSAT” (except to the extent licensed to Buyer or MTC under the Trademark License Agreement) or any derivative of any of the foregoing. Except as set forth in Section 5.07 and the license contemplated thereby and as set forth in the Trademark License Agreement, Buyer and MTC covenant and agree that each will not use or disclose to any other Person any Intellectual Property not constituting a Transferred Asset or a Managed Transponder Contract Asset. Buyer and MTC further acknowledge and agree that notwithstanding any provision to the contrary in the Transaction Documents, Buyer and MTC shall not, and shall cause their Affiliates not to, use any trademark, logo or trade name of Seller Companies or any of their respective Affiliates other than those constituting Transferred Assets or Managed Transponder Contract Assets (or, to the extent set forth in the Trademark License Agreement, those logos and trademarks licensed by Seller Companies to Buyer pursuant to the Transaction Documents) or any trademarks, logos or trade names that are confusingly similar thereto or that are a translation or transliteration thereof into any language or alphabet in connection with any confusingly similar goods or services. As soon as practicable following the Closing, but not later than 90 days after the Closing Date, Buyer and MTC shall remove and change signage, change and substitute promotional or advertising material in whatever medium, change stationery and packaging and take all such other steps as may be required or appropriate to cease use of all such Intellectual Property not owned by Buyer or MTC or constituting Assigned Software or licensed to Buyer pursuant to the IP License or the Trademark License Agreement; provided, however, that Buyer and MTC shall not be deemed to have violated this Section 6.04(b) by reason of (i) its use after the Closing of any inventory constituting Transferred Assets or Managed Transponder Contract Assets in accordance with this Agreement, (ii) the appearance of any trademarks, logos or trade names of Seller Companies not licensed to Buyer pursuant to the Trademark License Agreement in or on any equipment, manuals, work sheets, operating procedures, other written materials or other Transferred Assets that are used for internal purposes only in connection with the Business, provided that Buyer endeavors to remove such trademarks, logos or trade names in the ordinary course of the operation of the Business and provided further, that all trademarks, logos and trade names of Seller Companies not licensed to Buyer pursuant to the Trademark License Agreement appearing on written materials shall be removed therefrom prior to the one year anniversary of the Closing Date, or (iii) its use of any trademarks, logos and trade names of Seller Companies not licensed to Buyer pursuant to the Trademark License Agreement as a historical reference to the Business for the purpose of identifying Buyer as the successor-in-interest thereof.

     Section 6.05 Termination of Use of Certain Systems. As soon as practicable following the Closing but in no event later than 30 days thereafter, and except as otherwise provided in the Transition Services Agreement, Buyer Companies shall terminate all use of internet and intranet (e.g., the Lockheed Martin Network) web site and electronic mail systems and all voice or data networks and telecommunications services maintained by Seller Companies.

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     Section 6.06 Novation of Government Contracts. Following the Closing, Buyer shall, and shall cause Buyer Companies to, and with respect to the Managed Transponder Contract, MTC shall in accordance with and to the extent required by the Federal Acquisition Regulation Part 42, Subpart 42.12, submit in writing to each responsible contracting officer a request for the U.S. Government to recognize Buyer Companies or MTC as the successor in interest to all of the Government Contracts being sold, assigned, transferred and conveyed to Buyer Companies and MTC in accordance with this Agreement. Buyer Companies and MTC shall use reasonable commercial efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements with regard to the Government Contracts, including responding to any requests for information by the U.S. Government with regard to such Novation Agreements.

     Section 6.07 Reimbursement of Damages. Buyer shall, and shall cause Buyer Companies to, use reasonable commercial efforts to obtain reimbursement of any and all Damages suffered by Buyer or its Affiliates that are subject to indemnification by Sellers hereunder as a reimbursable cost under Government Contracts to the extent such Damages are reimbursable in accordance with Applicable Law.

     Section 6.08 Nonsolicitation of Employees. From and after the date of this Agreement until the second anniversary of the Closing Date neither Buyer nor any other Buyer Company shall, without the prior written approval of Sellers, directly or indirectly solicit any individual who is an “exempt” (within the meaning of the United States Fair Labor Standards Act) employee of any Seller Company or a technician employed by any Seller Company who is not “exempt,” to terminate his or her employment relationship with such Seller Company; provided, however, that the foregoing shall not apply to persons hired as a result of a general solicitation not directed to such employees, such as through a general solicitation by an independent employment agency not directed to such employees or an advertisement for employment in a publication of general circulation or other publicly available medium not directed to such employees or (ii) from and after the Closing Date, Transferred Employees.

     Section 6.09 *****.

     Section 6.10 Proxy Company; FOCI Mitigation Plan.

          (a) Buyers have, or promptly following the execution of this Agreement Buyers shall, and Parent shall cause Buyers to, prepare and submit to the United States Department of Defense Defense Security Service (“DSS”) a “foreign ownership, control and influence” negation action plan (the “FOCI Mitigation Plan”) to address the national security concerns of the United States. Such FOCI Mitigation Plan shall (i) contemplate the use of a proxy agreement to exclude the Parent and its Affiliates from access to classified or controlled unclassified information and impermissible influence over the Business following Closing and (ii) mitigate “foreign ownership, control or influence,” as defined in the U.S. Department of Defense Industrial Manual for Safeguarding Classified Information by use of a U.S. subsidiary that is qualified to assume the Government Contracts and obtain all clearances and special program accesses necessary for the conduct of the Business following Closing (collectively, the “Proxy Company”). In the event that Buyers have not submitted the FOCI Mitigation Plan prior to the date of this Agreement, Buyers and Parent shall submit the FOCI Mitigation Plan to DSS

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as soon as reasonably practicable following execution of the Agreement and in any event within 21 days thereof, and shall expeditiously seek DSS’ approval of the FOCI Mitigation Plan. Buyers and Parent shall make such changes to the FOCI Mitigation Plan as are reasonably required by DSS, if any, to make such FOCI Mitigation Plan satisfactory to DSS. Promptly following agreement with DSS on the FOCI Mitigation Plan, Buyers and MTC shall act expeditiously to, and Parent shall cause Buyers and MTC to, take such actions as are reasonably necessary or desirable to implement the FOCI Mitigation Plan and permit the Proxy Company to expeditiously obtain all necessary clearances and special program accesses necessary for the conduct of the Business following Closing. The Proxy Company shall have such number of proxy holders (who shall also become directors of the Proxy Company) as shall be required and approved by DSS. Such proxy holders shall be resident citizens of the United States with “Secret” security clearances who are eligible for final “Top Secret” security clearances upon Closing and who have had no prior contractual, financial, or employment relationship with Parent or any of its Affiliates and who are willing to certify their willingness to accept their security responsibilities. The Proxy Company shall, prior to Closing, seek to obtain, with the reasonable assistance of Sellers, “Top Secret” security clearance for its President and its Facility Security Officer, and exercise reasonable commercial efforts to expeditiously obtain all such clearances and special program accesses as are necessary to conduct the Business following Closing and shall take all such other actions as may be reasonably necessary or desirable to effect the Contemplated Transactions. Without limiting the generality of the foregoing, Buyers and Parent shall undertake reasonable commercial efforts to cause the Proxy Company to be permitted to control facilities classified for U.S. Government security purposes as high as the level of “Top Secret Sensitive Compartmented Information” (“TSSCI”) and be registered with the Directorate of Defense Trade Controls, U.S. Department of State (“DDTC”) as an entity that engages in the United States in the business of either manufacturing or exporting “defense articles” or furnishing “defense services,” as those terms are defined in the International Traffic In Arms Regulations (“ITAR”), 22 C.F.R. part 120, and hold such registration with DDTC as a “U.S. Person” and not as a subsidiary, division or affiliate of a “Foreign Person” as those terms are defined in the ITAR at 22 C.F.R. part 120.

          (b) In addition to, and not in substitution of, the obligations set forth in Section 6.10(a) above, the Parties acknowledge that Buyers may seek a Special Security Agreement prior to Closing to address the national security concerns of the United States resulting from the Contemplated Transactions and Buyers’ conduct of the Business following Closing. Notwithstanding the foregoing, Buyers and Parent (i) shall not take any action that materially delays or decreases the probability of obtaining prior to November 15, 2004 clearance under the federal rules and regulations relating to the National Industrial Security Program, and in the form of approvals and agreement prescribed by the DSS to consummate the Contemplated Transactions and to own and operate those portions of the Business that are governed by such program and (ii) shall not be relieved of their obligation to pursue the FOCI Mitigation Plan in accordance with the provisions of Section 6.10(a) above unless and until Buyer has provided Sellers with a fully executed Special Security Agreement that addresses the national security concerns of the United States resulting from the Contemplated Transactions and Buyers’ conduct of the Business following Closing and Buyers have satisfied the conditions to Closing set forth in Section 10.01(g).

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          (c) In connection with the undertakings of Buyers and Parent pursuant to Section 6.10(a) and 6.10(b) above, Buyers shall keep Sellers reasonably informed of the efforts being undertaken and the status of such efforts. Not less often than weekly, Buyers shall afford Seller Companies and their Representatives reasonable access to Buyer’s in-house counsel responsible for such matters and Representatives of Buyers and Parent involved in such process, to discuss the progress of Buyers’ and Parent’s undertakings pursuant to Sections 6.10(a) and (b) and shall provide weekly oral status reports of the status of such undertakings to Sellers. In addition and without limiting the foregoing, Buyer’s in-house counsel responsible for such matters shall provide to Sellers a bi-weekly written report summarizing in reasonable detail the nature and subject matter of any of the following that occurred during the preceding two weeks: (i) the filing of the FOCI Mitigation Plan, the Proxy Agreement or Special Security Agreement and any amendments to any of the foregoing, (ii) the submission to or receipt from any Governmental Authority of any correspondence, including the nature of any enclosures or attachments submitted or received therewith, relating to the FOCI Mitigation Plan, the Proxy Agreement or the Special Security Agreement or any of the matters contemplated by this Section 6.10, (iii) the receipt or submission of any correspondence or other written material relating to the progress in obtaining any necessary facilities security clearances or the receipt or denial thereof and (iv) the receipt or submission of any correspondence or other written material relating to the progress in obtaining personnel security clearances for “key management personnel” or the receipt or denial thereof. In addition, promptly upon receipt thereof, Buyers shall provide Sellers with copies of final documents executed by Buyers or Parent and the applicable Governmental Authorities in connection with the undertakings set forth in this Section 6.10. In the event that Buyers or Parent elect to suspend or terminate their efforts under Section 6.10(a), Buyers shall promptly notify Sellers of such decision; provided, however, that delivery of such notice shall not relieve Buyers and Parent of their obligations under Section 6.10(a) unless and until Buyer has provided Sellers with a fully executed Special Security Agreement that addresses the national security concerns of the United States resulting from the Contemplated Transactions and Buyers’ conduct of the Business following Closing and Buyers have satisfied the conditions to Closing set forth in Section 10.01(g).

ARTICLE VII
COVENANTS AND AGREEMENTS OF THE PARTIES

     Section 7.01 Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall use reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under any Applicable Law, to consummate or implement the Contemplated Transactions, including providing information reasonably requested by other Persons as necessary or desirable for such Persons to evaluate whether to consent to the assignment of any Contracts or related rights or obligations. Sellers, Buyers and Parent shall execute and deliver, and shall cause their respective Affiliates, as appropriate or required, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable to consummate or implement the Contemplated Transactions. Except as otherwise expressly set forth in the Transaction Documents, nothing in this Section 7.01 shall require any Party to make any payments in order to obtain any consents or approvals necessary or desirable in connection with the consummation of the Contemplated Transactions.

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     Section 7.02 Certain Filings; Consents.

          (a) Sellers and Buyers shall cooperate with one another in filing the necessary Transfer Applications at the FCC, in making any other FCC filings necessary in connection with the Transfer Applications or otherwise appropriate and in vigorously prosecuting the Transfer Applications. Sellers and Buyers shall make such filings as promptly as practicable and in any event within fifteen (15) Business Days after the date of this Agreement. The cost of any fees associated with such filings shall be borne by Buyer or MTC, as applicable. Sellers and Buyers also shall comply at the earliest practicable date with any request from the FCC for additional information, documents, or other materials. Buyers shall consent to any conditions requested or imposed by the FCC to facilitate the FCC’s approval of the Transfer Applications or necessary to resolve any objections that may be asserted by the FCC to the Contemplated Transactions, unless such conditions would have a Material Adverse Effect on the Business. If any administrative or judicial action or proceeding is initiated (or threatened to be initiated) challenging the Contemplated Transactions as violative of Telecommunications Law, Sellers, Buyer and MTC shall contest and resist any such action, and take all actions to have vacated, lifted, reversed or overturned any decree, judgment, injunction, ruling, decision, finding or other order (whether temporary, preliminary or permanent) until such time as a final, non-appealable order has been entered. The existence or pendency of a petition for reconsideration or an application for review of the FCC’s approval of the Transfer Applications or an appeal of a final order of the FCC approving the Transfer Applications shall not be considered a failure to satisfy the conditions set forth in Section 10.01.

          (b) Sellers, Buyer and MTC shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority (other than approval of the Transfer Applications by the FCC and those contemplated by Section 7.04) is required and (ii) subject to the terms and conditions herein, in taking any such actions and making any such filings, furnishing information required in connection therewith.

          (c) If there is a Final Order of the FCC or a court of competent jurisdiction that reverses the consent of the FCC to the Transfer Applications (an “Unwind Event”), (i) on terms substantially similar to the terms contained in this Agreement to the fullest extent that the context then permits (including representations and warranties and indemnities from Buyer and MTC relating to the Business during the period during which Buyers and MTC operated the Business), Buyer shall return all of the Transferred Assets to Sellers and MTC shall return all of the Managed Transponder Contract Assets to Sellers (provided, that any satellite capacity on the satellites of Buyer or MTC, as the case may be, and their respective Affiliates transferred back to Sellers may be different circuits as long as such capacity is, in the aggregate, equivalent to the capacity available to Sellers as of the Closing Date), Sellers shall be entitled to solicit and hire any employees of the Business or any employees engaged in performance of the Managed Transponder Contract and Sellers shall assume all of the Assumed Liabilities or Managed Transponder Contract Liabilities (other than liabilities or obligations for any Income Taxes and Liabilities or obligations relating to employees or former employees of the Business in respect of the period of Buyer’s ownership of the Business or MTC’s performance under the Managed Transponder Contract), as the case may be, together with similar assets and liabilities acquired or incurred in the ordinary course of the Business or the Managed Transponder Contract (the “Unwind”), and (ii) Lockheed Martin or its Affiliates (including the Shares Recipient), on behalf

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of Seller, shall transfer to Buyer Purchase Price Shares (with a value determined in accordance with Section 2.02(b) as of the Closing) and cash, that in the aggregate have a value equal to and in approximately the same proportions of Ordinary Shares and cash as the Exchange Consideration received by Sellers prior to the date of the Unwind minus any decrease or plus any increase in the Net Assets of the Business or the Managed Transponder Contract, as the case may be, between the Closing Date and the date of the Unwind, provided, however, that if Lockheed Martin or its Affiliates, on behalf of Seller, is unable to transfer to Buyer the Purchase Price Shares, or would reasonably be expected to incur liability as a result thereof, for any reason arising under Securities Laws (including, without limitation, as a result of Section 16 of the Securities Exchange Act of 1934), Lockheed Martin or its Affiliates, on behalf of Seller, may delay such transfer to the extent of the Purchase Price Shares until such time as Sellers are able to transfer the Purchase Price Shares to Parent and Buyer in accordance with Securities Laws and without incurring liability in connection therewith (although any such delay shall not change the valuation of the Purchase Price Shares, which shall be determined in accordance with Section 2.02(b) as of Closing), and Lockheed Martin or its Affiliates, on behalf of Seller, may make such delayed transfer in Purchase Price Shares. In such event, Buyer, MTC and Sellers shall cooperate to (i) return the Transferred Assets and Assumed Liabilities, and the Managed Transponder Contract Assets and Managed Transponder Contract Liabilities (other than liabilities or obligations for any Income Taxes and liabilities and obligations, relating to employees and former employees of the Business) in respect of the period of Buyer’s ownership of the Business or MTC’s performance under the Managed Transponder Contract), as applicable, to Sellers, and (ii) otherwise place the parties in substantially the same position as they were in immediately prior to Closing; provided, however, that neither Sellers, Lockheed Martin or the Shares Recipient shall be required to pay over to Buyer or MTC, as the case may be, any interest or other return on the Exchange Consideration received prior to the date of the Unwind or any dividends or other distributions on the Purchase Price Shares or any interest, on the proceeds from the sale of the Purchase Shares, if any, received prior to the date of the Unwind, and Buyer or MTC, as applicable, shall be entitled to effectively retain the income received from the Business or the Managed Transponder Contract, as the case may be, during the period of Buyer’s ownership or MTC’s performance thereof subject to the Net Asset adjustment contemplated above. For purposes of this Section 7.02(c), the Net Assets of the Business and the Managed Transponder Contract as of the date of the Unwind shall be determined in a manner consistent with the preparation of the Opening Statement and the calculation of the Final Net Asset Amount in accordance with Section 2.04, including with regard to reserves.

     Section 7.03 Public Announcements. Prior to the Closing, Sellers and Buyer shall not (and shall cause their respective Affiliates not to) issue any press release or make any public statement with respect to this Agreement or any of the Contemplated Transactions except as may be required by Applicable Law or any listing agreement with any national or international securities exchange, in which case neither Sellers nor Buyer shall issue any such press release or make any such public statement without consulting with the other Parties and without complying with Applicable Law and the Confidential Treatment Side Letter. Notwithstanding the foregoing, no provision of this Section 7.03 shall relieve a Party from any of its obligations under the Confidentiality Agreement, or terminate any of the restrictions imposed by Sections 5.02 and 6.01.

     Section 7.04 Antitrust Laws; Exon-Florio.

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          (a) The Parties shall promptly make the filings required under the HSR Act and any other Antitrust Laws. The costs of any fees associated with such filings shall be borne one-half by Sellers and one-half by Buyers. Sellers and Buyers shall request early termination of the waiting period under the HSR Act. The Parties shall also comply at the earliest practicable date with any request for additional information, documents, or other materials received from the Federal Trade Commission or the Department of Justice or any other Governmental Authority, including international competition authorities. Buyers shall use all reasonable commercial efforts to resolve objections, if any, which may be asserted by any Governmental Authority with respect to the Contemplated Transactions under any Antitrust Laws, including the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, and the Federal Trade Commission Act, as amended. If it is necessary in order to terminate the waiting period under the HSR Act or any other Antitrust Law without challenge by any Governmental Authority having jurisdiction with respect to Antitrust Laws, Parent, Buyer and MTC agree (i) to take steps to mitigate any organizational conflict of interest, including if necessary to withdraw any Bid or divest any Government Contract to which Parent or any of its Affiliates are party that any Governmental Authority asserts would create an organizational conflict of interest with respect to the Business or the Managed Transponder Contract, (ii) to divest any assets that are a part of a business that Parent or any of its Affiliates has acquired, is acquiring or agrees to acquire between the date of this Agreement and the Closing Date (or any asset it is acquiring from Seller Companies to the extent giving rise to any objection under the HSR Act or any Antitrust Law as the result of such other acquisitions) and/or (iii) to enter into a consent decree order requiring such Buyer Companies or MTC to divest certain assets it is acquiring from Seller Companies, provided, that the divestiture of certain assets it is acquiring from Seller Companies as contemplated in the parenthetical of (iii) above would not reasonably be expected to have a Material Adverse Effect on the Business. If any judicial or administrative action or proceeding is initiated (or threatened to be initiated) challenging the Contemplated Transactions as violative of any Antitrust Law or any other Applicable Law and Sellers desire to oppose any such action or proceeding, the Parties shall each cooperate to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, ruling, decision, finding or other order (whether temporary, preliminary, or permanent) until such time as a final, non-appealable order has been entered. Sellers shall cooperate with Buyers in Buyers’ efforts to contest any such action or proceeding referenced in the preceding sentence.

          (b) Buyers and Sellers shall cooperate and promptly make all voluntary filings and other disclosures in respect of the Contemplated Transactions with the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment. Buyer and MTC shall take such actions as are reasonably necessary to address any objections raised by any member of CFIUS concerning national security or law enforcement, including consenting to any record keeping, maintenance of firewall requirements or establishing a specially constituted board of directors of any subsidiary of Buyer or MTC that will hold the Transferred Assets. If it is necessary in order to address any objections raised by any member of CFIUS concerning national security or law enforcement, Parent, Buyer and MTC agree (i) to take steps to mitigate the concerns raised, including to divest any assets that are a part of a business that Parent or any of its Affiliates has acquired, is acquiring or agrees to acquire between the date of this Agreement and the Closing Date (or any asset it is acquiring from Seller Companies to the extent giving rise to any objection under CFIUS as the result of such other acquisitions) and/or (ii) to enter into a consent decree order requiring such Buyer Companies or MTC to divest certain

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assets it is acquiring from Seller Companies, provided, that the divestiture of certain assets it is acquiring from Seller Companies as contemplated in parenthetical (ii) above would not reasonably be expected to have a Material Adverse Effect on the Business.

     Section 7.05 Legal Privileges. The Parties acknowledge and agree that, except in respect of any disputes between Seller Companies and their respective Affiliates on the one hand and Buyer Companies, MTC and their respective Affiliates on the other hand, all attorney-client, work product and other legal privileges that may exist with respect to the Transferred Assets (including Managed Transponder Contract Assets), Excluded Assets, Assumed Liabilities (including Managed Transponder Contract Liabilities), or Excluded Liabilities shall, prior to, from and after the Closing Date, be deemed joint privileges of Sellers and Buyer (or MTC). Each of the Parties shall use commercially reasonable efforts after the Closing Date to preserve all such privileges and no Party shall knowingly waive any such privilege without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed).

     Section 7.06 Agreements Regarding Tax Matters.

          (a) Sellers and Buyer shall each (i) provide the other with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any Tax Authority or proceeding involving any Governmental Authority relating to liability for Taxes, (ii) retain for a period of six years following the end of the calendar year in which the Closing occurs and provide to the other all records and other information that may be relevant to any such Tax Return, audit or examination, proceeding or determination and (iii) provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing, each Party shall retain, until the expiration of the applicable statutes of limitation (including any extensions thereof), copies of all Tax Returns, supporting work schedules and other records relating to Tax periods or portions thereof ending on or prior to the Closing Date.

          (b) The Parties agree that the transactions contemplated by this Agreement constitute a sale of a trade or business within the meaning of Section 41(f)(3) of the Code. Sellers will provide to Buyer upon request all information necessary to permit Buyer to apply the provisions of Section 41(f)(3)(A) of the Code.

          (c) If Sellers receive any refund of Taxes relating to the Business for periods prior to the Closing Date and the Tax liability to which such refund relates was included as a cost in a cost-reimbursement or fixed-price incentive (cost-redeterminable) Government Contract, then Sellers and Buyer shall cooperate to determine the appropriate portion of such Tax refund due to any Government Authority pursuant to the applicable provisions of the Federal Acquisition Regulation as if Buyer had pursued and obtained an identical Tax refund. Once the appropriate portion due any Governmental Authority is determined, such Sellers shall promptly remit to Buyer such portion to be paid to such Governmental Authority.

          (d) Buyers shall timely prepare and, with the prior written consent of Sellers (which consent shall not be unreasonably withheld), file all Tax Returns, reports and forms

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required to be filed with respect to the Transferred Assets or the Business for any Tax period beginning before and ending after the Closing Date (a “Straddle Period”). Buyers shall pay all Taxes due with respect to such returns, reports and forms; provided that Sellers shall be liable for and, to the extent paid by Buyers shall reimburse Buyers for any such Taxes attributable to the portion of such Straddle Period beginning before and ending as of the effective time of the Closing (including for the avoidance of doubt Taxes on gain or income resulting from the transactions contemplated by this Agreement but, except as provided in Section 13.03, not including sales Taxes, real property transfer Taxes or stamp Taxes imposed with respect to the transfer of the Transferred Assets or Business pursuant to this Agreement), but only to the extent such Taxes (i) are not subtracted in the calculation of the Final Net Asset Amount and (ii) are not recoverable by Buyer Companies from a Governmental Authority pursuant to the Federal Acquisition Regulation. Any Taxes arising from or with respect to the Transferred Assets or the Business for a Straddle Period shall be apportioned between Buyers and Sellers by allocating real and personal property taxes between Seller and Buyer based on the ratio of the number of days in the Straddle Period occurring before the Closing Date to the number of days in the Straddle Period occurring on or after the Closing Date and by assuming, with respect to all other Taxes, that the Business had a tax period that ended at the close of business on the day immediately prior to the Closing Date and closed its books as of that time. Buyers shall reimburse Sellers for any such Taxes paid by Sellers for which Buyers are liable pursuant to this Section 7.07(d).

     Section 7.07 Administration of Accounts. All payments and reimbursements that constitute a Transferred Asset (or Managed Transponder Contract Asset) or relate to an Assumed Liability (or Managed Transponder Contract Liability) received by Sellers after the Closing Date shall be promptly paid over to Buyer or MTC, as the case may be, without right of deduction, counterclaim or set-off, except as set forth in Section 2.05(b). All payments and reimbursements that constitute Excluded Assets or relate to an Excluded Liability received by Buyer after the Closing Date shall be promptly paid over to Sellers without right of deduction, counterclaim or set-off.

     Section 7.08 Clearances.

          (a) Promptly after the date hereof, subject to Applicable Law, Buyer shall enter into an arrangement with the TSSCI Representative to act on its behalf in connection with a review of Undisclosed Classified Contracts. Buyer and MTC shall use reasonable commercial efforts to obtain, and Sellers shall reasonably assist Buyer and MTC in obtaining, either directly or through the use of the Proxy Company, all required security clearances and/or special program accesses necessary to enable the TSSCI Representative of Buyer to conduct a review of such of the classified and special access programs of the Business to which Buyer shall have been denied access prior to the date hereof. Upon receipt by Buyer’s TSSCI Representative of such security clearances and/or accesses contemplated by the preceding sentence, Sellers shall permit Buyer’s TSSCI Representative to conduct a review of such classified and special access programs, and have access to the contracting officers of such classified and special access programs, subject to the rules and regulations of the applicable Governmental Authority, the terms and conditions of applicable clearances and accesses and the provisions of Applicable Law. Sellers shall use reasonable commercial efforts to enable Buyer or Buyer’s TSSCI Representative, as applicable, to meet with the contracting officers in accordance with a reasonable schedule agreed to by Sellers, Buyer and such contracting officers.

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          (b) Promptly after the date hereof, subject to Applicable Law, Buyer and MTC shall use reasonable commercial efforts to obtain, and Sellers shall reasonably assist Buyer and MTC in obtaining, either directly or through the use of the Proxy Company, all required security clearances and/or special program accesses necessary to enable Buyer and MTC to conduct the Business from and after the Closing Date, all as contemplated by Section 6.10.

     Section 7.09 Audits. Following the Closing Date, Sellers and Buyer shall cooperate reasonably with each other in connection with any audit or review (other than a tax audit or review which shall be solely governed by the terms of Section 7.06) by any Governmental Authority with respect to the Business and the businesses of Seller Companies (other than the Business).

     Section 7.10 Interest On Amounts Set-Off. In the event that any Party withholds all or a portion of any amounts to be transferred or paid to any other Party hereunder (including any Purchase Price Shares or other Ordinary Shares deliverable to or for the benefit of Sellers) in contravention of this Agreement, then the amount so withheld shall bear simple interest thereon beginning on the date such amount was withheld (or, if the entire amount was withheld, from the date that such amounts were to be paid or transferred to the other Party in accordance with this Agreement) at a floating rate per annum equal to the per annum interest rate announced from time to time by JPMorgan Chase & Co. as its prime rate in effect.

ARTICLE VIII
EMPLOYEE AND EMPLOYEE BENEFIT MATTERS

     Section 8.01 Employee and Employee Benefit Matters. The Parties agree as to employee and employee benefit matters as set forth in Exhibit D.

ARTICLE IX
REAL PROPERTY AND RELATED MATTERS

     Section 9.01 Certain Real Property and Related Matters. The Parties shall cooperate with each other and use reasonable commercial efforts to obtain any consents or approvals required in connection with the Leased Facilities and to obtain the release of Seller Companies and their Affiliates from all liabilities and obligations under the leases in respect of such Leased Facilities. Notwithstanding the foregoing, except as otherwise expressly set forth in the Transaction Documents, nothing in this Section 9.01 shall require any Party to make any payments in order to obtain such consents or approvals or releases.

ARTICLE X
CONDITIONS TO CLOSING

     Section 10.01 Conditions to Obligations of Each Party. The obligations of Sellers and Buyers to consummate the Closing are subject to the satisfaction (or waiver by each of the Parties) of the following conditions:

          (a) any applicable waiting period (and any extension thereof) under any Antitrust Law (including the HSR Act) relating to the Contemplated Transactions shall have expired or been terminated, and there shall not be (i) any pending action or proceeding pending

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in which a Governmental Authority is seeking to enjoin the Contemplated Transactions, or (ii) a final, nonappealable order entered by a Governmental Authority that enjoins or otherwise prohibits the Contemplated Transactions;

          (b) no provision of any Applicable Law and no judgment, injunction, order or decree shall prohibit the Closing;

          (c) no action or Proceeding shall be pending before any court or other Governmental Authority that seeks to prohibit the Closing, or impose damages or obtain other relief in connection with the Contemplated Transactions that (i) is brought by any Governmental Authority having jurisdiction in respect thereof or (ii) is brought by any Person (other than a Governmental Authority) if in the case of this clause (ii) such action or proceeding reasonably would be expected to prohibit the Closing or result in a Material Adverse Effect on the Business;

          (d) all actions by or in respect of, or filings with, any Governmental Authority (other than actions or filings in connection with the Novation Agreement) required to permit the consummation of the Closing shall have been taken or made;

          (e) the period of time for any applicable review process by CFIUS relating to the determination of any threat to national security in respect of the Contemplated Transactions under Section 721 of the United States Defense Production Act of 1950 (the “Exon-Florio Amendment”) shall have expired, and the President of the United States shall not have taken action to block or prevent the consummation of the Contemplated Transactions on the basis that the Contemplated Transactions threaten to impair the national security of the United States;

          (f) clearance under the federal rules and regulations relating to the National Industrial Security Program, and in the form of approvals and agreement prescribed by the United States Department of Defense (“DOD”), shall have been obtained from the DOD for the Proxy Company (or Buyers) to own and operate those portions of the Business that are governed by such program;

          (g) Sellers or the applicable Affiliated Transferors, as the case may be, shall have obtained the consents, approvals or permits of Governmental Authorities and other third parties contemplated by Attachment III; and

          (h) the FCC’s consent to the Transfer Applications or, if necessary, new STAs in lieu of the FCC Authorizations shall have been obtained, without any condition that reasonably would be expected to have a Material Adverse Effect on the Business.

     Section 10.02 Conditions to Obligation of Buyers. The obligation of Buyers and MTC to consummate the Closing is subject to the satisfaction (or waiver by Buyer and MTC) of the following further conditions:

          (a) (i) Sellers shall have performed in all material respects all of their obligations under the Transaction Documents required to be performed by Sellers at or prior to the Closing, (ii) the representations and warranties of Sellers contained in the Transaction Documents shall be true and correct at and as of the date of this Agreement and as of the Closing Date, as if made at and as of each such date, except that those representations and warranties

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which by their express terms are made as of a specific date shall be required to be true and correct only as of such date, in each case except for inaccuracies that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Business, and (iii) Buyer shall have received a certificate signed by an officer of each of Sellers to the foregoing effect;

          (b) except as contemplated on Schedule B.06, since the date of this Agreement, no event shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect on the Business;

          (c) with respect to programs of the Business under Contracts requiring security clearances and/or special program accesses in order to enable a Representative of Buyer to conduct a review of such Contracts and to which Buyer, MTC and their respective Representatives have been denied access prior to the date hereof (“Undisclosed Classified Contracts”), Buyers or the Proxy Company or a Representative thereof shall have been afforded access prior to the Closing Date to conduct a review of Undisclosed Classified Contracts that in the aggregate account for in excess of 67% of the revenues of the Business attributed to Undisclosed Classified Contracts during the preceding 12 month period;

          (d) Sellers or the applicable Affiliated Transferors shall have executed and delivered, on or before the Closing Date, the Transaction Documents that are required to be executed by a Seller Company, together with all other Closing deliverables set forth in Section 2.01; and

          (e) *****.

     Section 10.03 Conditions to Obligation of Sellers. The obligations of Sellers to consummate the Closing are subject to the satisfaction (or waiver by Sellers) of the following further conditions:

     (a) (i) Buyer and MTC shall have performed in all material respects all of its obligations under the Transaction Documents required to be performed by it at or prior to the Closing, (ii) the representations and warranties of Buyer and MTC contained in the Transaction Documents shall be true and correct at and as of the date of this Agreement and as of the Closing Date, as if made at and as of each such date, except that those representations and warranties which by their express terms are made as of a specific date shall be required to be true and correct only as of such date, and (iii) Sellers shall have received a certificate signed by an officer of Buyer to the foregoing effect;

     (b) Buyer or applicable Buyer Companies and MTC shall have executed and delivered, on or before the Closing Date, the Transaction Documents that are required to be executed by a Buyer Company and MTC, together with all other Closing deliverables set forth in Section 2.01;

     (c) Parent may deliver to the Shares Recipient the Purchase Price Shares in accordance with all Applicable Laws, including the Securities Laws, without any claims against Sellers or Lockheed Martin, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended, and the issuance of the Purchase Price Shares will not cause Buyer to be in breach of, nor has Buyer repudiated any rights under, any

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registration rights agreements to which Buyer is a party; provided, however, that if Closing were otherwise able to occur prior to Parent’s Initial Public Offering but for this Section 10.03(c), and Sellers indicate that the condition to Closing set forth in this Section 10.03(c) would not be satisfied because Lockheed Martin or any of its Affiliates intend to participate in the Initial Public Offering, Parent may satisfy this condition by delivering to Sellers an agreement in a form reasonably satisfactory to Lockheed Martin to deliver or issue such Purchase Price Shares (or, at the option of Buyer, the value of such shares in cash plus interest thereon) immediately following the Initial Public Offering which Purchase Price Shares shall be valued at the Actual IPO Price provided that, in the reasonable opinion of counsel to Lockheed Martin, delivery of such an agreement to satisfy this condition would be in accordance with all Applicable Laws, including the Securities Laws, without any claims against Sellers, Lockheed Martin or its Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended, and provided further that if Closing has not occurred prior to the Initial Public Offering of Parent, and Lockheed Martin or any of its Affiliates has sold any Ordinary Shares prior to Closing and, as a result, the issuance of the Purchase Price Shares to the Shares Recipient could reasonably be expected to violate Applicable Laws, including the Securities Laws, or give rise to a claim against Sellers, Lockheed Martin or its Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended, Sellers may delay Closing until such time as the Purchase Price Shares may be issued to the Shares Recipient without violating Applicable Laws, including the Securities Laws, or give rise to a claim against Sellers or Lockheed Martin or any of its Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended, provided that Parent may satisfy this condition by delivering to Sellers an agreement in a form reasonably satisfactory to Sellers to deliver such Purchase Price Shares (or, at the option of Buyer, the value of such shares in cash plus interest thereon) after such period, not to exceed six months and one day from the date of such agreement, following which such Purchase Price Shares may be issued to the Shares Recipient without violating Applicable Laws, including Securities Laws, or give rise to a claim against Sellers, Lockheed Martin or its Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended, provided that, in the reasonable opinion of counsel to Lockheed Martin, delivery of such an agreement to satisfy this condition would be in accordance with all Applicable Laws, including the Securities Laws, without any claims against Sellers, Lockheed Martin or its Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended;

          (d) Parent or an Affiliate of Parent and Lockheed Martin or an Affiliate of Lockheed Martin shall have entered into a binding, definitive agreement to take effect upon Closing on the terms and conditions set forth in the Side Letter Agreement; and

          (e) no action or Proceeding shall be pending, or reasonably expected if Closing were to occur, before any court or other Governmental Authority that seeks to prohibit the issuance of any Purchase Price Shares, or impose damages or obtain other relief in connection with the proposed issuance of Purchase Price Shares, that (i) is brought by any Governmental Authority having jurisdiction in respect thereof or (ii) is brought by any Person (other than a Governmental Authority) if in the case of this clause (ii) such action or proceeding reasonably would be expected to adversely effect the validity, non-assessability, transferability or other characteristics of the Purchase Price Shares or result in any Lien being placed on such

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shares or any defect in the title held by the Shares Recipient upon issuance thereof, provided however that this condition shall not apply in the event cash is paid in lieu of all such affected Purchase Price Shares under Section 2.01.

     Section 10.04 Updated Disclosure Schedules. At any time prior to the Closing, Sellers shall be entitled to deliver to Buyer and MTC updates to, or substitutions of, the Disclosure Schedules; provided, that such updates or substitutions are clearly marked as such and are addressed to Buyer at the address listed in Section 13.01. In the event that Sellers deliver updated or substitute Disclosure Schedules within three Business Days of any scheduled closing date, Buyer and MTC shall be entitled to extend, by written notice to Sellers, the scheduled closing date to the third Business Day after it receives the updated or substitute Disclosure Schedules, or if such day is not a Business Day, to the next Business Day. The delivery by Sellers of updated or substitute Disclosure Schedules shall not prejudice any rights of Buyer and MTC under this Agreement, including the right to claim that the representations and warranties of Sellers, when made on the date of this Agreement, were untrue. Notwithstanding the foregoing, in the event Sellers deliver updated or substituted Disclosure Schedules, and as a result of such updated or substituted Disclosure Schedules the closing condition set forth in Section 10.02(a)(ii) is not satisfied, Buyer shall have the right to terminate this Agreement by written notice to Seller within three Business Days after delivery of such updated or substituted Disclosure Schedules (or if such day is not a Business Day, on the next Business Day); provided, that unless any representation or warranty of Sellers updated by such updated or substituted Disclosure Schedules shall have been untrue when made on the date of this Agreement, Buyer and MTC shall have no claim for Damages or any other remedy against Sellers arising out of such representations and warranties other than the right to terminate this Agreement pursuant to this Section 10.04; and provided further, that if Buyer and MTC shall consummate the Closing notwithstanding the condition to closing set forth in Section 10.02(a)(ii), the updated or substitute Disclosure Schedules shall replace, in whole or in part as the case may be, the Disclosure Schedules previously delivered hereunder for all purposes.

     Section 10.05 Effect of Waiver. Any waiver by Buyer or MTC of the conditions specified in clause (ii) of Section 10.02(a), and any waiver by Sellers of the conditions specified in clause (ii) of Section 10.03(a), if made knowingly, shall also be deemed a waiver of any claim for Damages arising out of, resulting from or related to the matters waived.

ARTICLE XI
SURVIVAL; INDEMNIFICATION

     Section 11.01 Survival.

          (a) None of the representations, warranties, covenants or agreements of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant to or in connection with this Agreement shall survive the Closing, except that:

               (i) the representations and warranties in Sections B.01 (Corporate Existence and Power) and B.02 (Corporate Authorization) shall survive indefinitely;

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               (ii) the representations and warranties in Section B.16 (Taxes) shall survive the Closing until the expiration of the applicable statute of limitations;

               (iii) the representations and warranties in Exhibit B (other than those Sections of Exhibit B referenced in the preceding clauses (i) and (ii), which shall survive solely to the extent provided in such clauses (i) and (ii)), shall survive the Closing for a period of eighteen (18) months from the Closing Date;

               (iv) the representations and warranties in Sections C.01 (Organization and Existence) and C.02 (Corporate Authorization) shall survive indefinitely;

               (v) the representations and warranties in Exhibit C (other than those Sections of Exhibit C referenced in the preceding clause (iv) which shall survive solely to the extent provided in such clause (iv)) shall survive the Closing for a period of eighteen (18) months from the Closing Date; and

               (vi) those covenants and agreements set forth in this Agreement, any of the other Transaction Documents or any other contract, side letter or other writing delivered pursuant to or in connection with this Agreement that, by their terms, are to have effect after the Closing Date shall survive for the period contemplated by the covenants and agreements, or if no period is so contemplated, indefinitely.

     The representations, warranties, covenants and agreements referenced in the preceding clauses (i) through (vi) are referred to herein as the “Surviving Representations or Covenants.” It is understood and agreed that, (x) before the Closing the remedies expressly set forth in Article XII are the sole and exclusive remedies for any breach of any representation, warranty, covenant or agreement (other than with respect to a breach of the terms of a covenant or agreement as to which Buyer, MTC or Sellers, as the case may be, also shall be entitled to seek specific performance or other equitable relief) and (y) following the Closing the sole and exclusive remedy with respect to any breach of any representation, warranty, covenant or agreement (other than (A) with respect to a breach of the terms of a covenant or agreement, as to which Buyer, MTC or Sellers, as the case may be, also shall be entitled to seek specific performance or other equitable relief and (B) with respect to claims for fraud) shall be a claim for Damages (whether by contract, in tort or otherwise, and whether in law, in equity or both) made pursuant to this Article XI.

     Section 11.02 Indemnification.

          (a) Effective as of the Closing and subject to the limitations set forth in Section 11.04(a), Buyer and MTC hereby, jointly and severally, indemnify Sellers, their Affiliates, and their respective Representatives (together, in each case, with their respective successors) against, and agrees to hold them harmless from, any and all Damages incurred or suffered by any of them arising out of, resulting from or related in any way to (i) any breach of any Surviving Representation or Covenant made or to be performed by Buyer Companies or MTC pursuant to any of the Transaction Documents, (ii) any Assumed Liabilities and Managed Transponder Contract Liabilities (including Buyer’s (or any other Buyer Company’s) or MTC’s failure to perform or in due course pay or discharge any Assumed Liability or Managed

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Transponder Contract Liability, as the case may be), (iii) any Financial Support Arrangement, (iv) any matters for which indemnification is provided under Exhibit D (it being understood that the terms of such indemnification shall be governed by and subject to the terms of Exhibit D to the extent such terms differ from the provisions of this Article XI), (v) any liabilities or obligations arising in connection with, resulting from or in any way relating to (A) the Business (but only to the extent conducted on or after the Closing Date), (B) a facility the possession of which is transferred to a Buyer Company at Closing (but only to the extent relating to a period on or after the Closing Date), or (C) the use, lease or operation by Buyer, an Affiliate of Buyer or a successor of Buyer or such Affiliate, of any facility the possession of which is transferred to a Buyer Company at Closing or (vi) *****.

          (b) Effective as of the Closing and subject to the limitations set forth in Section 11.04(b), Sellers hereby, jointly and severally, indemnify Buyer, its Affiliates and their respective Representatives (together, in each case, with their respective successors) against, and agrees to hold them harmless from, any and all Damages incurred or suffered by any of them arising out of, resulting from or related in any way to (i) any breach of any Surviving Representation or Covenant made or to be performed by Seller Companies pursuant to any of the Transaction Documents, (ii) any Excluded Liabilities *****, (iii) any matters for which indemnification is provided under Exhibit D (it being understood that the terms of such indemnification shall be governed by and subject to the terms of Exhibit D to the extent such terms differ from the provisions of this Article XI), (iv) except to the extent required to be retained by Sellers pursuant to Exhibit D, all Liabilities and obligations in respect of Employees of the Business, and beneficiaries of employees of the Business, including Liabilities and obligations under or relating to WARN or any similar statute or local law to the extent relating to or arising out of any actions taken by Seller Companies prior to the Closing Date, and (v) all Liabilities and obligations of Sellers to the FCC for universal service fees and charges which are determined to have been required to have been paid to the FCC in connection with the Business for any period prior to the Closing Date, if any.

     Section 11.03 Procedures.

          (a) If Sellers, any of their Affiliates or any of their Representatives shall seek indemnification pursuant to Section 11.02(a), or if MTC, Buyer or any of their Affiliates or any of their Representatives, shall seek indemnification pursuant to Section 11.02(b), the Person seeking indemnification (the “Indemnified Party”) shall give written notice to the Party from whom such indemnification is sought (the “Indemnifying Party”) promptly (and in any event within 30 days) after the Indemnified Party (or, if the Indemnified Party is a corporation, any officer or director of the Indemnified Party) becomes aware of the facts giving rise to such claim for indemnification (an “Indemnified Claim”) specifying in reasonable detail the factual basis of the Indemnified Claim, stating the amount of the Damages, if known, the method of computation thereof, containing a reference to the provision of the Transaction Documents in respect of which such Indemnified Claim arises and demanding indemnification therefor. The failure of an Indemnified Party to provide notice in accordance with this Section 11.03, or any delay in providing such notice, shall not constitute a waiver of that Party’s claims to indemnification pursuant to Section 11.02, except to the extent that (i) any such failure or delay in giving notice causes the amounts paid or to be paid by the Indemnifying Party to be greater than they otherwise would have been or otherwise results in prejudice to the Indemnifying Party or

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(ii) such notice is not delivered to the Indemnifying Party prior to the expiration of the applicable survival period set forth in Section 11.01. If the Indemnified Claim arises from the assertion of any claim, or the commencement of any suit, action, proceeding or Remedial Action brought by a Person that is not a Party hereto (a “Third Party Claim”), any such notice to the Indemnifying Party shall be accompanied by a copy of any papers theretofore served on or delivered to the Indemnified Party in connection with such Third Party Claim.

          (b) (i) Upon receipt of notice of a Third Party Claim from an Indemnified Party pursuant to Section 11.03(a), the Indemnifying Party will be entitled to assume the defense and control of such Third Party Claim subject to the provisions of this Section 11.03. After written notice by the Indemnifying Party to the Indemnified Party of its election to assume the defense and control of a Third Party Claim, the Indemnifying Party shall not be liable to such Indemnified Party for any legal fees or expenses subsequently incurred by such Indemnified Party in connection therewith. Notwithstanding anything in this Section 11.03 to the contrary, if the Indemnifying Party does not assume the defense and control of a Third Party Claim as provided in this Section 11.03, the Indemnified Party shall have the right to defend such Third Party Claim, subject to the limitations set forth in this Section 11.03, in such manner as it may deem appropriate and may settle such Third Party Claim after reasonable prior notice to the Indemnifying Party. Whether the Indemnifying Party or the Indemnified Party is defending and controlling any such Third Party Claim, it shall select counsel, contractors, experts and consultants of recognized standing and competence, shall take all steps reasonably prudent in the investigation, defense or settlement thereof, and shall at all times diligently and promptly pursue the resolution thereof. The party conducting the defense thereof shall at all times act as if all Damages relating to the Third Party Claim were for its own account and shall act in good faith and with reasonable prudence to minimize Damages therefrom. The Indemnified Party shall, and shall cause each of its Affiliates and Representatives to, cooperate fully with the Indemnifying Party in connection with any Third Party Claim.

               (ii) Subject to the provisions of Section 11.03(b)(iii), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claims, and the Indemnified Party shall consent to a settlement of, or the entry of any judgment arising from, such Third Party Claims; provided, that the Indemnifying Party shall (A) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof, (B) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to such Indemnified Party or to the conduct of that Party’s business, and (C) obtain, as a condition of any settlement or other resolution, a complete release of the Indemnified Party. Except for the foregoing, no settlement or entry of judgment in respect of any Third Party Claim shall be consented to by any Indemnifying Party or Indemnified Party without the express written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

               (iii) Notwithstanding the provisions of Section 11.03(b)(i), subject to the provisions of this Section 11.03(b)(iii), Buyer or MTC, as the case may be, shall manage all Remedial Actions related to the Assumed Liabilities or the Managed Transponder Contract Liabilities, as applicable, and the defense of or response to all Environmental Claims related to the Assumed Liabilities or the Managed Transponder Contract Liabilities, provided that Buyer or MTC, as the case may be, in its management, response or defense activities, may not agree

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to any condition, clause or settlement that creates liabilities or obligations of or on behalf of Sellers, without Sellers’ prior written consent, which consent shall not be unreasonably withheld or delayed.

               (iv) In the case of the indemnification contemplated by Section 11.02(b)(iii), in the event that the Indemnifying Party desires to settle the matters referenced therein or consent to the entry of any judgment arising thereunder and the Indemnified Party does not wish to consent to such settlement or entry of judgment, the Indemnified Party shall be obligated to consent to the settlement or entry of judgment, provided, that the Indemnifying Party shall (A) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof, (B) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to such Indemnified Party or to the conduct of that party’s business, and (C) obtain, as a condition of any settlement or other resolution, a complete release of the Indemnified Party, provided, however, that the Indemnified Party shall not be obligated to consent to a settlement or entry of judgment on any matters contemplated by Section 11.02(b)(iii) if the Indemnified Party chooses to assume all responsibility (monetary or otherwise) for and handle such matters on its own. Except for the foregoing, no settlement or entry of judgment in respect of any Third Party Claim for which indemnification is claimed under Section 11.02(b)(iii) shall be consented to by any Indemnifying Party or Indemnified Party without the express written consent of the other party, which consent shall not be unreasonably withheld or delayed.

          (c) An Indemnified Party or Indemnifying Party that is defending any Third Party Claim, including any claim for fess, expenses or penalties alleged to be due to any Governmental Authority, shall defend against such allegations in good faith and shall exercise reasonable efforts to minimize the amount payable in respect of any such Third Party Claim. In the event that an Indemnifying Party has assumed the defense of any such Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party to minimize the amount payable pursuant to such Third Party Claim. If an Indemnifying Party makes any payment on an Indemnified Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims or benefits of the Indemnified Party with respect to such claim.

     Section 11.04 Limitations. Notwithstanding anything to the contrary in this Agreement or in any of the Transaction Documents:

          (a) Buyer and MTC shall only have liability to Sellers or any other Person hereunder with respect to the representations and warranties described in clause (i) of Section 11.02(a) if such matters were the subject of a written notice given by the Indemnified Party pursuant to Section 11.03(a) within the period following the Closing Date specified for each respective matter in Section 11.01.

          (b) Sellers shall only have liability to Buyer, MTC or any other Person hereunder with respect to the representations and warranties described in clause (i) of Section 11.02(b) and the Liabilities and obligations described in clauses (iv) and (v) of Section 11.02(b), to the extent (y) that the aggregate Damages of all Indemnified Parties as the result thereof exceed $***** but are not greater than $***** (it being understood that Sellers’ maximum

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liability under Section 11.02(b)(i), Section 11.02(b)(iv), Section 11.02(b)(v) and this Section 11.04(b)(i) shall be $*****), and (z) such matters were the subject of a written notice given by the Indemnified Party pursuant to Section 11.03(a) within the period following the Closing Date specified for each respective matter in Section 11.01, *****.

          (c) Sellers shall be permitted to satisfy all or part of their liability for indemnification under this Article XI by delivering or transferring, or causing to be delivered or transferred, to Buyer or MTC, as the case may be, cash or, at Sellers’ option, cash and a number of Purchase Price Shares of equivalent value in approximately the same proportions of Ordinary Shares and cash as the Exchange Consideration was paid. For this purpose, the value of each of the Purchase Price Shares shall be determined as of the date of the Closing, in accordance with Section 2.02(b). In the event that delivery of Purchase Price Shares to satisfy all or part of any liability for indemnification under this Article XI would violate Applicable Laws, including the Securities Laws, or give rise to a claim against Sellers, Lockheed Martin or any of their Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended, Sellers may delay delivery thereof until such time as the Purchase Price Shares may be delivered by or on behalf of Sellers without violating Applicable Laws, including the Securities Laws, or giving rise to a claim against Sellers, Lockheed Martin or any of their Affiliates, including any claims for disgorgement of profits under Section 16 of the Securities Exchange Act of 1934, as amended.

     Section 11.05 Income Tax Treatment of Indemnification Payments. Seller and Buyer each covenant and agree to treat payments by an Indemnifying Party on any Indemnified Claim under this Article XI as a further adjustment to the Adjusted Purchase Price for all Income Tax purposes.

ARTICLE XII
TERMINATION

     Section 12.01 Termination. This Agreement (and any Transaction Documents executed in connection herewith) may be terminated at any time prior to the Closing:

          (a) by mutual written agreement of the Parties;

          (b) by Sellers or Buyer if the Closing shall not have been consummated by November 15, 2004; provided, however, that no Party may terminate the Transaction Documents pursuant to this clause (b) if the Closing shall not have been consummated by November 15, 2004, by reason of the failure of such Party or any of its Affiliates to perform in all material respects any of its or their respective covenants or agreements contained in the Transaction Documents; and provided further, that if the reason the Closing shall not have occurred on or prior to November 15, 2004 is that (i) the condition set forth in Section 10.01(a) or Section 10.01(h) has not been satisfied by such date, no Party may terminate this Agreement prior to December 31, 2004 or (ii) the condition set forth in Section 10.03(c) has not been satisfied by such date, no Party may terminate this Agreement prior to the date that is six months and one day following the last sale of Ordinary Shares of Parent by Lockheed Martin or its Affiliates prior to the date on which all conditions to Closing set forth in Article X have otherwise been satisfied;

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          (c) by Buyer or Sellers if the conditions to closing set forth in Section 10.02(c) have not been satisfied (or waived) within 60 days following execution of this Agreement;

          (d) *****;

          (e) by Seller if Parent or an Affiliate of Parent and Lockheed Martin or an Affiliate of Lockheed Martin have not entered into a definitive agreement to become effective at Closing on the terms and conditions set forth in the Side Letter Agreement within 45 days of the date of this Agreement; or

          (f) by any Party if there shall be any Applicable Law that makes consummation of the Contemplated Transactions illegal or otherwise prohibited or if consummation of the Contemplated Transactions would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction over such Person.

     Any Party desiring to terminate this Agreement pursuant to this Section 12.01 shall give written notice of such termination to the other Parties.

     Section 12.02 Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, (a) this Agreement shall forthwith become void and of no further force and effect, except for the following provisions, which shall remain in full force and effect: (i) the representations and warranties set forth in Sections B.12 and C.05 (relating to advisory fees), (ii) Section 6.01 (relating to confidentiality), (iii) Section 13.03 (relating to expenses and certain Taxes), (iv) Section 7.03 (relating to publicity), (v) this Section 12.02 and (vi) Sections 13.08, 13.10 and 13.14; and (b) such termination shall be without liability of any Party (or any Affiliate, stockholder or shareholder, consultant or Representative of such Party) to the other Parties to this Agreement; provided, however, that if the Contemplated Transactions fail to close as a result of a breach of the provisions of any Transaction Document by any Party, such Party shall be fully liable for any and all damages or losses incurred or suffered by the other Parties as a result of all such breaches if the other Parties are ready, willing and able to otherwise satisfy their obligations under the Transaction Documents. The rights and remedies provided in this Section 12.02 shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

ARTICLE XIII
MISCELLANEOUS

     Section 13.01 Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

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if to Sellers:

c/o Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817
Attention: Marian S. Block
Telecopy: (301) 897-6587

with copies (which shall not constitute notice) to:

King & Spalding LLP
1730 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
Attention: David A. Gibbons
Telecopy: (202) 626-3737

if to Buyer, Parent or MTC:

Intelsat Government Solutions Corporation
4455 Connecticut Avenue, NW
Suite 2400
Washington, DC 20008-3006
Telecopy: (202) 243-4261
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Intelsat Global Service Corporation
3400 International Drive, NW
Washington, DC 20008-3006
Telecopy: (202) 944-7661
Attention: General Counsel & Senior Vice President Regulatory Affairs

and to:

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004
Telecopy: (202) 637-5910
Attention: Steve Kaufman

or to such other address or telecopy number and with such other copies, as such Party may hereafter specify for the purpose by notice to the other Parties. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 13.01 and evidence of receipt is

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received or (ii) if given by any other means, upon delivery or refusal of delivery at the address specified in this Section 13.01.

     Section 13.02 Amendments; Waivers.

          (a) Subject to the provisions of Sections 10.04 and 10.05, any provision of this Agreement may be amended or waived prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.

          (b) Subject to the provisions of Section 10.05, no failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     Section 13.03 Expenses; Taxes. Except as otherwise provided herein, all costs and expenses incurred in connection with the preparation and negotiation of this Agreement and the Contemplated Transactions shall be paid by the Party incurring such cost or expense. Notwithstanding the foregoing, all transfer taxes and similar fees and governmental charges, and all sales, use and similar taxes and governmental charges resulting from or relating to the transfer of the Transferred Assets to Buyer Companies by Sellers or any of the Affiliated Transferors or resulting from or relating to the Contemplated Transactions, shall be borne by one-half by Sellers and one-half by Buyers.

     Section 13.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties and provided further, that no assignment, delegation or other transfer of rights under this Agreement shall relieve the assignor of any liability or obligation hereunder. To the extent permitted by Applicable Law and subject to Section 2.01, Sellers acknowledge and agree that following the Closing Buyer may designate one or more Affiliates to take title to and assume the Transferred Assets in accordance with this Agreement.

     Section 13.05 Disclosure. Certain information set forth in the Disclosure Schedules has been included and disclosed solely for informational purposes and may not be required to be disclosed pursuant to the terms and conditions of the Transaction Documents. The disclosure of any such information does not constitute an acknowledgement or agreement that the information is required to be disclosed in connection with the representations and warranties made in this Agreement or that the information is material, nor shall any information so included and disclosed establish a standard of materiality or otherwise be used to determine whether any other information is material.

     Section 13.06 Construction. As used in this Agreement, any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and singular shall include the plural. References in this Agreement to a party or other Person include their respective successors and assigns. The words “include,” “includes” and “including” when

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used in this Agreement shall be deemed to be followed by the phrase “without limitation” unless such phrase otherwise appears. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, Schedules and Attachments shall be deemed references to Articles and Sections of, and Exhibits, Schedules and Attachments to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof. With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

     Section 13.07 Entire Agreement.

          (a) The Transaction Documents (including the exhibits and schedules thereto) and any other agreements contemplated thereby (including, to the extent contemplated herein, the Confidentiality Agreement) constitute the entire agreement among the Parties with respect to the subject matter of such documents and supersede all prior agreements, understandings and negotiations, both written and oral, among the Parties with respect to the subject matter hereof; provided, however, that the Parties hereby agree that the Confidentiality Agreement shall terminate and be of no further force or effect immediately following the Closing Date; and provided further however, that the Confidentiality Agreement shall not terminate and shall remain in full force and effect in accordance with its terms if this Agreement shall be terminated.

          (b) THE PARTIES HERETO ACKNOWLEDGE AND AGREE THAT NO REPRESENTATION, WARRANTY, PROMISE, INDUCEMENT, UNDERSTANDING, COVENANT OR AGREEMENT HAS BEEN MADE OR RELIED UPON BY ANY PARTY HERETO OTHER THAN THOSE EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS. WITHOUT LIMITING THE GENERALITY OF THE DISCLAIMER SET FORTH IN THE PRECEDING SENTENCE, (I) NO SELLER COMPANY NOR ANY OF THEIR AFFILIATES HAS MADE OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, IN ANY PRESENTATION OR WRITTEN INFORMATION RELATING TO THE BUSINESS GIVEN OR TO BE GIVEN IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, IN ANY FILING MADE OR TO BE MADE BY OR ON BEHALF OF ANY SELLER COMPANY OR ANY OF THEIR AFFILIATES WITH ANY GOVERNMENTAL AUTHORITY, AND NO STATEMENT MADE IN ANY SUCH PRESENTATION OR WRITTEN MATERIALS, MADE IN ANY SUCH FILING OR CONTAINED IN ANY SUCH OTHER INFORMATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE, AND (II) SELLERS, ON THEIR OWN BEHALF AND ON BEHALF OF THE SELLER COMPANIES AND THEIR AFFILIATES EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE AND WARRANTIES OF MERCHANTABILITY. BUYER ACKNOWLEDGES THAT SELLERS HAVE INFORMED IT THAT NO PERSON HAS BEEN AUTHORIZED BY ANY SELLER COMPANY OR ANY OF THEIR AFFILIATES TO MAKE ANY REPRESENTATION OR WARRANTY IN RESPECT OF THE BUSINESS OR IN

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CONNECTION WITH THE CONTEMPLATED TRANSACTIONS, UNLESS IN WRITING AND CONTAINED IN THIS AGREEMENT OR IN ANY OF THE TRANSACTION DOCUMENTS TO WHICH THEY ARE A PARTY.

          (c) Except as expressly provided herein no provision hereof is intended to confer upon any Person other than the Parties (and their successors and permitted assigns) any rights or remedies hereunder.

     Section 13.08 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Maryland (without regard to the choice of law provisions thereof). The provisions of the United Nations Convention on Contracts for the International Sale of Goods shall not apply.

     Section 13.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Parties. Each Party may execute this Agreement on a facsimile of this Agreement. In addition, facsimile signatures of authorized signatories of any Party shall be valid and binding, and delivery of a facsimile signature by such Party shall constitute due execution and delivery of this Agreement.

     Section 13.10 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Contemplated Transactions shall be brought in the United States District Court for the District of Maryland (Northern Division) (or, if subject matter jurisdiction is unavailable, in the state courts of the State of Maryland), and each of the Parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the State of Maryland. Without limiting the foregoing, the Parties agree that service of process upon a Party at the address referred to in Section 13.01, together with written notice of such service to such Party, shall be deemed effective service of process upon such Party.

     Section 13.11 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. To the extent any provision of this Agreement is determined to be prohibited or unenforceable in any jurisdiction, the Parties agree to use reasonable commercial efforts, and agree to cause the other Seller Companies or Buyer Companies, as the case may be, to use reasonable commercial efforts, to substitute one or more valid, legal and enforceable provisions that, insofar as practicable, implement the purposes and intent of the prohibited or unenforceable provision.

     Section 13.12 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

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     Section 13.13 Bulk Sales. Each of Buyer and MTC hereby waives compliance by Sellers and each Affiliated Transferor, in connection with the Contemplated Transactions, with the provisions of Article 6 of the Uniform Commercial Code as adopted in the States of Maryland and Hawaii and as adopted in any other states or jurisdictions where any of the Transferred Assets are located, and any other applicable bulk sales laws with respect to or requiring notice to Sellers’ (or any Affiliated Transferor’s) creditors, as the same may be in effect on the Closing Date. Sellers shall indemnify and hold harmless Buyer and MTC against any and all liabilities (other than in respect of Assumed Liabilities and Managed Transponder Contract Liabilities) which may be asserted by third parties against Buyer as a result of noncompliance with any such bulk sales law.

     Section 13.14 Specific Performance. Notwithstanding anything to the contrary herein, the Parties agree that the Transferred Assets include unique property that cannot be readily obtained on the open market and that the parties would be irreparably injured if this Agreement is not specifically enforced. Therefore, in the event that either of the Sellers or Buyer defaults, prior to Closing, in the performance of any of its obligations hereunder and such party seeking specific performance is not otherwise in breach of the terms hereof, each of the Sellers and Buyer shall have the right, in addition to and not in limitation of any other remedies available to such party in law or in equity, to seek to specifically enforce such other party’s performance hereunder. The parties agree to waive any defense in any such suit and to interpose no opposition, legal or otherwise as to the propriety of specific performance as a remedy

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     IN WITNESS WHEREOF, the Parties caused this Agreement to be duly executed by their respective authorized officers on the day and year first above written.

COMSAT GENERAL CORPORATION

By:	/s/ CHRIS DEMAIN

Name: Chris Demain
Title: Authorized Representative

LOCKHEED MARTIN GLOBAL TELECOMMUNICATIONS, LLC

By:	/s/ CHRIS DEMAIN

Name: Chris Demain
Title: Authorized Representative

COMSAT NEW SERVICES, INC.

By:	/s/ CHRIS DEMAIN

Name: Chris Demain
Title: Authorized Representative

INTELSAT GOVERNMENT SOLUTIONS CORPORATION

By:	/s/ SUSAN P. MILLER

Name: Susan P. Miller
Title: President

INTELSAT MTC LLC

By:	/s/ SUSAN P. MILLER

Name: Susan P. Miller
Title: President

INTELSAT, LTD.

By:	/s/ CONNY KULLMAN

Name: Conny Kullman
Title: Chief Executive Officer

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EXHIBIT A

DEFINITIONS

     (a) The following terms have the following meanings:

     “Actual IPO Price” shall mean the actual initial price at which each Ordinary Share is offered to the public in Parent’s Initial Public Offering, prior to any deductions for underwriting fees or commissions.

     “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such specified Person. For purposes of determining whether a Person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise. For purposes of this Agreement and the Contemplated Transactions, no Seller Company shall be deemed to be an Affiliate of any Buyer Company, and no Buyer Company shall be deemed to be an Affiliate of any Seller Company.

     “Affiliated Transferors” means any Affiliate of any Seller that either (i) owns or is the licensee of any of the assets that would constitute Transferred Assets (or any Managed Transponder Contract Assets) if owned, held or used by Sellers on the Closing Date or (ii) is liable for any of the Assumed Liabilities (or any Managed Transponder Contract Liabilities).

     “Antitrust Laws” means all United States federal and state, and any foreign, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     “Applicable Law” means, with respect to any Person, any statute, treaty, law, ordinance, rule, regulation, order, writ, injunction, judicial decision, decree or other legally binding requirement of any Governmental Authority (including any Environmental Law) applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person).

     “Assigned Software” means the assigned software (including license and maintenance agreements to any third party software to the extent in effect) set forth on Attachment VII.

     “Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement to be entered into by Sellers and the Affiliated Transferors and Buyer or other Buyer Companies designated in writing by Buyer in the form contemplated by Attachment II, as the same may be amended, supplemented or otherwise modified from time to time.

     “Assumed Liabilities” means all Liabilities and obligations (other than Excluded Liabilities and Managed Transponder Contract Liabilities) of any Seller or any of Sellers’ respective Affiliates of any kind, character or description, whether liquidated or unliquidated, known or unknown, fixed or contingent, accrued or unaccrued, absolute, determined,

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determinable or indeterminable, or otherwise, whether or not reflected or reserved against in the Opening Statement or in the calculation of the Final Net Asset Amount and whether presently in existence or arising hereafter, to the extent relating to or arising out of the operation, affairs or conduct of the Business or the Transferred Assets including the following:

          (i) all Liabilities and obligations, whether accrued, liquidated, contingent, matured or unmatured, at or prior to the Closing, that (a) are set forth on, or reflected or referred to in, the Opening Statement, (b) are disclosed in any of the Disclosure Schedules delivered hereunder, (c) would be subject to disclosure in any of the Disclosure Schedules delivered in connection with any of Sellers’ representations and warranties but for the materiality standards contained in such representations and warranties, (d) are taken into account in the calculation of the Final Net Asset Amount as determined in accordance with Section 2.04 herein or (e) are otherwise a liability or obligation that any Buyer Company is expressly assuming pursuant to this Agreement;

          (ii) all Liabilities and obligations relating to or arising under Transferred Assets or Managed Transponder Contract Assets, including Contracts, whether or not the Contracts have been completed or terminated prior to the Closing Date, whether arising prior to, on or after the Closing Date, including liabilities and obligations arising from or relating to the performance or nonperformance of the Contracts by the Business, a Buyer Company or any other Person;

          (iii) all Liabilities and obligations in respect of employees of the Business, and beneficiaries of employees of the Business, including Liabilities and obligations under or relating to WARN or any similar state or local law to the extent relating to or arising out of any actions taken by Buyer Companies on or after the Closing Date, except to the extent that the same constitute Excluded Liabilities or as otherwise provided in Exhibit D to be retained by Seller Companies;

          (iv) all Liabilities and obligations relating to errors or omissions or allegations of errors or omissions or claims of design or other defects with respect to any product sold or service provided by the Business prior to, on or after the Closing Date;

          (v) all Liabilities and obligations relating to warranty obligations or services with respect to any product sold or service provided by the Business prior to, on or after the Closing Date;

          (vi) all Environmental, Safety and Health Liabilities, whether arising prior to, on or after the Closing Date, to the extent relating to or arising out of conditions at or affecting the Leased Facilities or the current or former operations of the Business;

          (vii) all Liabilities and obligations relating to the Leased Facilities, whether arising prior to, on or after the Closing Date, and, to the extent applicable, all Liabilities and obligations relating to the subleases contemplated by Sections 2.01(g) and 2.01(h);

          (viii) all Liabilities and obligations for any Taxes arising from or with respect to the Transferred Assets or the operations of the Business prior to, on or after the Closing Date, other than Income Taxes in respect of any period (or portion thereof) ending on or before the

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Closing Date; provided, however, that Income Taxes for periods (or portions thereof) ending prior to or on the Closing Date that are not taken into account in the calculation of the Final Net Asset Amount shall be Assumed Liabilities only to the extent such Income Taxes are recoverable by Buyer Companies from a Governmental Authority pursuant to the applicable provisions of the Federal Acquisition Regulation (e.g., 48 C.F.R. § 9904.403-61) governing the apportionment of such Income Taxes to operating business units;

          (ix) all Liabilities and obligations (except to the extent they constitute Environmental, Safety and Health Liabilities, which shall be governed by the foregoing clause (vii)) relating to the Occupational Safety and Health Act of 1970, as amended, and any regulations, decisions or orders promulgated thereunder, together with any state or local law, regulation or ordinance pertaining to worker, employee or occupational safety or health in effect as the same may be amended, supplemented or superseded, whether arising prior to, on or after the Closing Date;

          (x) all Liabilities and obligations arising from or relating to Proceedings arising from or directly or indirectly relating to the Business or any Transferred Assets, whether or not accrued, liquidated, contingent, matured, unmatured, or known or unknown to Sellers or Buyer at or prior to the Closing, except for Liabilities and obligations of a type contemplated by the foregoing clauses (ii) through (x), which shall be governed by such clauses; and

          (xi) all Liabilities and obligations created or incurred on or after the Closing Date in connection with the operation of the Business on or after the Closing Date, including liabilities and obligations relating to the ownership by Buyer Companies or any of their successors or assigns of the Transferred Assets, or relating to the Transferred Employees, the lease of the Leased Facilities or the sublease of such properties in accordance with this Agreement, or the conduct of the Business or any other business, in each case, from and after the Closing Date, including any and all Proceedings in respect thereof.

     “Average Trading Price” means (i) the average of the mean of the high and low sales prices per Ordinary Share on the NASDAQ Stock Market or the New York Stock Exchange, or if the Ordinary Shares are not listed on the New York Stock Exchange or NASDAQ Stock Market, on the London Stock Exchange, as reported on Bloomberg or, if not reported thereon, in another mutually agreed upon authoritative source, during the twenty (20) consecutive trading days ending on the second Business Day prior to the Closing Date or such other date for which the Average Trading Price is being determined or (ii) if such determination is to be made as of a date within twenty (20) consecutive trading days of Parent’s Initial Public Offering, the Actual IPO Price.

     “Benefit Arrangements” means all fringe benefit plans, holiday or vacation pay, profit sharing, incentive compensation, cafeteria plans, seniority, and other policies, practices, agreements or statements of terms and conditions providing employee or executive compensation or benefits to employees of the Business or any of their dependents, maintained by Seller Companies, other than an Employee Plan.

     “Bid” means any firm quotation, bid or proposal made by any Seller Company primarily in connection with the Business that if accepted or awarded would lead to a Contract with the

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U.S. Government or any other Person for the design, manufacture and sale of products or the provision of services by the Business.

     “Business” means the business of providing satellite-centric telecommunications services and equipment to governmental and commercial customers, concentrating on international fixed and mobile satellite systems for clients with security and high availability needs conducted by COMSAT General Corporation, LMGT (to the extent of the Managed Transponder Contract), CNSI (to the extent of the Globecast Circuit Lease) and the Marisat Joint Venture as of the date of this Agreement.

     “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

     “Buyer Companies” means Buyer and its Subsidiaries and Affiliates.

     “Clarksburg Leased Facility” means the facility leased by COMSAT Corporation, a District of Columbia corporation (“COMSAT Corporation”), pursuant to the Master Lease Agreement dated September 12, 1997 by and between LCOR Clarksburg L.L.C. and COMSAT Corporation, including the interests of COMSAT Corporation in any related fixtures and improvements located therein.

     “Classified Government Contract” means any Government Contract that requires security clearance and/or special program access.

     “Clarksburg Sublease Agreement” means the Clarksburg Sublease Agreement, in the form contemplated by Attachment X to this Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

     “Closing Date” means the date of the Closing.

     “Code” means the Internal revenue Code of 1986, as amended.

     “Confidentiality Agreement” means the Non-Disclosure Agreement dated June 6, 2003 by and between a COMSAT General, LMGT and Intelsat Global Service Corporation, as the same has been or may be amended from time to time.

     “Confidential Treatment Side Letter” means the letter agreement of even date herewith by and between Parent and Lockheed Martin identifying those provisions of the Transaction Documents for which Parent shall seek confidential treatment.

     “Contemplated Transactions” means the transactions contemplated by the Transaction Documents.

     “Contracts” means all contracts, agreements, consulting arrangements, leases and subleases (including leases and subleases of real property), licenses, commitments, sales and purchase orders and other undertakings of any kind, whether written or oral, relating primarily to the Business.

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     “Damages” means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents or representatives of such Person (with such amounts to be determined net of any resulting Tax benefit actually received or realized and net of any refund or reimbursement of any portion of such amounts actually received or realized, including reimbursement by way of insurance or third party indemnification), but specifically excluding (i) any costs incurred by or allocated to an Indemnified Party with respect to time spent by employees of the Indemnified Party or any of its Affiliates, (ii) any exemplary or punitive damages and any special, incidental or consequential losses or expenses, including lost profits or opportunity costs (except to the extent such lost profits or opportunity costs are assessed in connection with a third-party claim with respect to which the Person against which such damages are assessed is entitled to indemnification hereunder), (iii) the decrease in the value of any Transferred Asset to the extent that such valuation is based on any use of the Transferred Asset other than its use as of the Closing Date or any other prior use of Seller Companies of such Transferred Asset, and (iv) any amount based on or taking into account the use of any Transferred Asset other than its use as of the Closing Date or any other prior use of Seller Companies of such Transferred Asset.

     “Disclosure Schedules” means the Disclosure Schedules dated the date of this Agreement relating to this Agreement, as they may be amended from time to time in accordance with the terms of this Agreement.

     “Employee Plans” means each “employee benefit plan” as defined in Section 3(3) of ERISA, maintained or contributed to by any Seller Companies or any of their respective Affiliates, which provides benefits to employees or former employees of the Business or their dependents or beneficiaries.

     “Environmental Claim” means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any third Person alleging liability or potential liability (including liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release, storage or transport of any Hazardous Substances at any location, (ii) circumstances forming the basis of any violation or alleged violation of any Environmental, Safety and Health Laws, or (iii) otherwise relating to obligations or liabilities under any Environmental, Safety and Health Laws.

     “Environmental, Safety and Health Laws” means any and all past, present or future federal, state, local and foreign statutes, laws, regulations, ordinances, orders, injunctions, judicial decisions, permits, or agreements with any Governmental Authority or other third party that relate to protection of the environment and the protection of employees or that impose liability for, or standards of conduct concerning, the manufacture, processing, generation, distribution, use, treatment, storage, disposal, discharge, release, emission, cleanup, transport or handling of Hazardous Substances including the Resource Conservation and Recovery Act of 1976, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1984, as

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amended, the Toxic Substances Control Act, as amended, any other so-called “Superfund” or “Superlien” laws, and the Occupational Safety and Health Act of 1970, as amended, to the extent it relates to the handling of and exposure to hazardous or toxic chemicals.

     “Environmental, Safety and Health Liabilities” means all liabilities to the extent arising in connection with or in any way relating to the Business or Transferred Assets or Seller Companies’ or any of their respective Affiliates’ use or ownership thereof, whether vested or unvested, contingent or fixed, actual or potential, which arise under or relate to Environmental, Safety and Health Laws including claims relating to (i) Remedial Actions, (ii) personal injury, wrongful death, economic loss or property damage, (iii) natural resource damages, (iv) violations of law or (v) any other damages with respect thereto. Notwithstanding the foregoing, Environmental, Safety and Health Liabilities shall not include any new or increased liabilities resulting from or arising out of a use, after the Closing Date, of a property or facility constituting a Transferred Asset other than the use of the property or facility as of the Closing Date or any other prior use by Seller Companies of such Transferred Asset.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “Estimated IPO Price” shall mean the midpoint of the high and the low of the range of offering prices reflected in U.S. dollars in the Registration Statement on the date of such determination; provided, however, that if the Registration Statement has been withdrawn under applicable Securities Laws prior to the Closing Date, the Estimated IPO Price shall equal Thirteen U.S. Dollars (US$13.00) per Ordinary Share.

     “Excluded Assets” means:

          (i) all cash and cash equivalents of Seller Companies and their respective Affiliates (other than any cash in the petty cash accounts in Landstuhl, Germany which is included in the Final Net Asset Amount), including cash and cash equivalents used as collateral for Financial Support Arrangements and deposits with utilities, insurance companies and other Persons, except to the extent taken into account in the determination of the Final Net Asset Amount;

          (ii) all original books and records that any Seller Companies or any of their respective Affiliates shall be required to retain pursuant to any Applicable Law (in which case copies of such books and records to the extent relating to the Business shall be provided to Buyer upon request), or that contain information relating to any business or activity of Seller Companies or any of their respective Affiliates not forming a part of the Business, or any employee of any Seller Company or any of Seller Companies’ respective Affiliates that is not a Transferred Employee;

          (iii) all refunds of Income Taxes and all prepaid Income Taxes arising from or with respect to the Transferred Assets prior to the Closing or arising from or with respect to the operations of the Business for periods (or portions thereof) ending on or prior to the Closing Date;

          (iv) all assets of Seller Companies and their respective Affiliates not held or owned by or used primarily in connection with the Business;

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          (v) all rights and claims of Seller Companies under any of the Transaction Documents and the agreements and instruments delivered to Seller Companies by Buyer Companies pursuant to any of the Transaction Documents;

          (vi) all notes receivable (including intercompany promissory notes) or similar claims or rights (whether or not billed or accrued) of the Business from any Seller Company or any of Seller Companies’ respective Affiliates relating to or arising out of the financing of the Business or the transfer of cash to or from the Business;

          (vii) all capital stock or any other securities of any Seller Company, any Affiliate of any Seller Company or any other Person (including any capital stock or any other securities of Buyer or any of its Affiliates);

          (viii) all Intellectual Property other than Assigned Software;

          (ix) except to the extent provided in the Purchase Agreement, all Intra-Lockheed Martin Work Transfer Agreements and all quotations, bids or proposals submitted by any Seller Company or any Affiliate of any Seller Company in response to Requests for Intra-Lockheed Martin Quotations, all other inter-division or Intra-Lockheed Martin agreements or arrangements such as memoranda of understanding and teaming agreements in respect of the Business, including in each case all rights, interests and benefits in respect thereof whether existing prior to, on or after the Closing Date;

          (x) all rights, title and interest of Seller Companies and each of Seller Companies’ respective Affiliates in, to and under the assets and properties of (A) LMGT, (B) CNSI, (C) COMSAT Telematics, Inc., (D) COMSAT Technologies, Inc., (E) ElectroMechanical Systems, Inc., (F) Intelsat, Ltd., (G) New Skies Satellites N.V., (H) COMSAT Dijital Hizmetleri Ticaret A.S., and (I) COMSAT Iletisim Hizmetleri Ticaret A.S.;

          (xi) all assets related to Excluded Liabilities; and

          (xii) *****.

     “Excluded Liabilities” means all Liabilities which are not Assumed Liabilities. For the avoidance of doubt, the Liabilities listed below are excluded and shall not be assumed or discharged by Buyer or its Affiliates and instead shall be retained by the Sellers:

               (i) all liabilities and obligations for Taxes in respect of any period (or portion thereof) ending on or before the Closing Date, other than Income Taxes to the extent recoverable by Buyer Companies from a Governmental Authority pursuant to the applicable provisions of the Federal Acquisitions Regulation (e.g., 48 C.F.R. § 9904.403-61) governing the apportionment of such Income Taxes to operating businesses;

               (ii) all Liabilities whether presently in existence or arising after the date of this Agreement, in respect of notes payable (including intercompany promissory notes) or similar obligations (whether or not billed or accrued) to Seller Companies relating to or arising out of the Business or the transfer of cash to or from the Business;

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          (iii) all liabilities and obligations in respect of Intra-Lockheed Martin Work Transfer Agreements and all quotations, bids or proposals submitted by Seller Companies or any of their respective Affiliates in response to Requests for Intra-Lockheed Martin Quotations, and Resource Allocation Notes and all liabilities and obligations in respect of inter-division or intra-Lockheed Martin agreements or arrangements such as intra-division work orders, memoranda of agreement, memoranda of understanding and teaming agreements in respect of the Business;

          (iv) all Liabilities and obligations, whether presently in existence or arising after the date of the Agreement, relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor employed by Seller Companies in connection with the Contemplated Transactions;

          (v) all Liabilities and obligations (A) in respect of Transferred Employees of the Business, and dependents and beneficiaries of Transferred Employees, under Employee Plans and Benefit Arrangements, except to the extent otherwise provided in Exhibit D to be retained by Seller Companies and (B) in respect of any other Person, to the extent provided in Exhibit D;

          (vi) all Liabilities and obligations of Seller Companies under the Transaction Documents;

          (vii) all Liabilities and obligations arising out of any Proceedings against any of the Seller Companies or otherwise related to or involving the Business initiated prior to the Closing Date, including without limitation (i) Warner v. Lockheed Martin Corporation, operating through COMSAT General Corporation, Case No. 2:03-CV-21, United States District Court, Northern District of West Virginia, (ii) Worldcom International Data Service, Inc. v. COMSAT General Corporation, Case No. 242091-V Circuit Court for Montgomery County, Maryland, and (iii) Sankair International, Inc. (d/b/a Sankair Telecommunications) v. COMSAT Corporation; COMSAT General Corporation; Lockheed Martin Corporation; Lockheed Martin Global Telecommunications, Inc.; Telenor ASA; Telenor Broadband Service AS of Norway; Telenor Satellite Mobile Services, Inc.; Telenor Satellite Services, Inc. a/k/a Telenor Satellite Services Holdings, Inc.; and Telenor Satellite, Inc, Civil Action No. DKC 02 CV2563 U.S. District Court for the District of Maryland;

          (viii) *****; and

          (ix) all Liabilities and obligations of (A) COMSAT Telematics, Inc., (B) COMSAT Technologies, Inc., (C) ElectroMechanical Systems, Inc., (D) New Skies Satellites N.V. (except to the extent specifically relating to the Business), (E) COMSAT Dijital Hizmetleri Ticaret A.S., and (F) COMSAT Iletisim Hizmetleri Ticaret A.S.

     “FCC” means the United States Federal Communications Commission.

     “Federal Acquisition Regulation” means Title 48, Chapter 1, of the United States Code of Federal Regulations.

     “Final Order” means an action by the FCC or order of a court of competent jurisdiction which is not reversed, stayed, enjoined, set aside, annulled or suspended, and with respect to

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which: (a) no request for stay by the FCC is pending, no such stay is in effect, and any deadline for filing a request for any such stay has passed, (b) no appeal, petition for rehearing or reconsideration, or application for review is pending and the applicable deadline for filing any such appeal, petition or application has passed, (c) the FCC has not initiated reconsideration or review on its own motion and the time in which such reconsideration or review is permitted has passed, and (d) no appeal to a court, or request for stay by a court, of any such order is pending or in effect, and the deadline for filing any such appeal or request has passed.

     “Financial Support Arrangements” means any liabilities or obligations, contingent or otherwise, of a Person in respect of any indebtedness, obligation or liability (including assumed indebtedness, obligations or liabilities) of another Person (and, in the case of Seller Companies, another division or business of Seller Companies), including remaining obligations or liabilities associated with indebtedness, obligations or liabilities that are assigned, transferred or otherwise delegated to another Person, if any, letters of credit and standby letters of credit (including any related reimbursement or indemnity agreements), direct or indirect guarantees, endorsements (except for collection or deposit in the ordinary course of business), notes co-made or discounted, recourse agreements, take-or-pay agreements, keep-well agreements, agreements to purchase or repurchase such indebtedness, obligation or liability or any security therefor or to provide funds for the payment or discharge thereof, agreements to maintain solvency, assets, level of income or other financial condition, agreements to make payment other than for value received and any other financial accommodations.

     “GAAP” means United States Generally Accepted Accounting Principles as in effect on the date of this Agreement.

     “Globecast Circuit Lease” means the arrangement with Globecast North America for USA-France-Lithuania #1 for space segment services (lease or circuit) provided in accordance with Tariff F.C.C. No. 1, The Comsat Corporation — Comsat New Services, Inc. New Services, Inc. Publication No. 1 Rates, Terms and Conditions for Service dated April 24, 2002 (also known as the HERO lease SVO-L #7121).

     “Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

     “Government Contract” means any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, change order or other contractual arrangement of any kind relating primarily to the Business between a Seller Company and (i) the U.S. Government (acting on its own behalf or on behalf of another country or international organization), (ii) any prime contractor of the U.S. Government or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above.

     “Hazardous Substances” means (i) substances defined as “hazardous substances” or “hazardous waste” pursuant to the Comprehensive Environmental Response, Compensation and

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Liability Act of 1980, as amended, or the Resource Conservation and Recovery Act of 1976, as amended, (ii) substances defined as “hazardous substances” or “hazardous waste” in the regulations adopted pursuant to any of said laws, (iii) substances defined as “toxic substances” in the Toxic Substances Control Act, as amended, and (iv) petroleum, petroleum derivatives, petroleum products, PCBs, asbestos and asbestos-containing materials, lead and lead-containing materials and any other substances or materials as regulated pursuant to Environmental, Safety and Health Laws.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     “Income Taxes” means Taxes on net income or gain and franchise Taxes where the amount of such franchise Taxes is measured by reference to net income or gain.

     “Initial Public Offering” means the first public offer and sale of Ordinary Shares pursuant to a registration effected by preparing and filing and having declared effective a registration statement or similar document in accordance with applicable Securities Laws and resulting in Ordinary Shares being listed for trading on the NASDAQ Stock Market, the New York Stock Exchange and/or the London Stock Exchange.

     “Intellectual Property” means, to the extent owned by any Seller or any of Sellers’ respective Affiliates or licensed from a third party to any Seller or any of Sellers’ respective Affiliates on the Closing Date, (i) all patents, copyrights, technology, know-how, processes, trade secrets, inventions (including inventions conceived prior to the Closing Date but not documented as of the Closing Date), proprietary data, formulae, research and development data and computer software programs, (ii) all trademarks, trade names, service marks and service names, (iii) all registrations, applications, recordings, licenses and common-law rights relating thereto, all rights to sue at law or in equity for any infringement or other impairment thereto, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto, and (iv) all other United States, state and foreign intellectual property.

     *****.

     “Leased Facilities” means all facilities leased or subleased by any Seller or any of Sellers’ respective Affiliates, as the same may be amended and supplemented from time to time, including the interests of such Seller or such Affiliate in any related fixtures and improvements located therein and any other facilities subject to leases entered into after the date of this Agreement and prior to the Closing Date primarily for the benefit of the Business.

     “Liability” means any debt, liability, guarantee, commitment or other obligation (contingent or otherwise), known or unknown, matured or unmatured, due or to become due, accrued or unaccrued.

     “Lien” means, with respect to any asset, any mortgage, lien, claim, pledge, charge, security interest or other encumbrance of any kind in respect of such asset.

     “Lockheed Martin” means Lockheed Martin Corporation, a Maryland corporation.

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     “Managed Transponder Contract” means Contract No. DCA200-95-D-0079 by and between DISA-DITCO/DTS41 and COMSAT RSI, Inc. (as novated to COMSAT Government Systems, LLC, currently Lockheed Martin Global Telecommunications, LLC) dated July 18, 1995.

     “Managed Transponder Contract Assets” means the Managed Transponder Contract and all of the assets, properties, rights, licenses, permits, causes of action and business of every kind and description as the same shall exist on the Closing Date, wherever located, real, personal or mixed, tangible or intangible, owned by, leased by or in the possession of any Seller Company to the extent relating to or arising out of the Managed Transponder Contract or necessary for the performance thereof.

     “Managed Transponder Contract Liabilities” means the Managed Transponder Contract and all liabilities and obligations of any Seller or any of Sellers’ respective Affiliates of any kind, character or description, whether liquidated or unliquidated, known or unknown, fixed or contingent, accrued or unaccrued, absolute, determined, determinable or indeterminable, or otherwise, relating to or arising out of the Managed Transponder Contract or the performance or nonperformance thereof, whether arising prior to, on or after the Closing Date, including liabilities and obligations arising from or relating to the performance or nonperformance of the Managed Transponder Contract by the Business, a Buyer Company, MTC, or any other Person.

     “Marisat Joint Venture” means the Marisat Joint Venture Agreement among COMSAT General, RCA Global Communications, Inc., Western Union International, Inc. and ITT World Communications Inc. dated August 15, 1975, as amended.

     “Material Adverse Effect” means (i) with respect to the Business, a material adverse effect on the assets, financial condition or results of operations of the Business taken as a whole, or (ii) with respect to any other Person, a material adverse effect on the assets, financial condition or results of operations of such Person and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed to constitute and shall not be taken into account in determining the occurrence of a Material Adverse Effect with respect to the Business or any Person: (a) any effect, whether actual or prospective, arising from or relating to general economic or industry conditions; (b) any migration by customers of Sellers to Buyer, MTC or their respective Affiliates; or (c) any effect arising from or relating to the implementation of the ORBIT Act, the year 2000 amendments to the Communications Satellite Act of 1962, or changes in Applicable Law.

     “Member Protection Rights Agreement” means the Member Protection Rights Agreement dated as of July 18, 2001 by and between Parent and The Bank of New York, as Rights Agent, as amended on May 10, 2004.

     “MTC Bill of Sale, Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be entered into by Sellers and the Affiliated Transferors and MTC in the form contemplated by Attachment IX, as the same may be amended, supplemented or otherwise modified from time to time.

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     “Net Assets” means (i) all Transferred Assets of the Business (including Managed Transponder Contract Assets), minus (ii) all Assumed Liabilities of the Business (including Managed Transponder Contract Liabilities), calculated in accordance with the practices and policies that were employed in the preparation of the Opening Statement, determined, in each case, consistent with the Opening Statement and the notes thereto.

     “Opening Statement” means the unaudited Statements of Net Assets of the Business at December 31, 2003, together with the notes thereto, as attached in Attachment I to this Agreement.

     “Ordinary Shares” means ordinary shares of Parent, par value $3.00 per share.

     “Permitted Liens” means any of the following:

          (i) Liens for Taxes that (x) are not yet due or delinquent or (y) are being contested in good faith by appropriate proceedings;

          (ii) statutory Liens or landlords’, carriers’, warehousemen’s, mechanic’s, suppliers’, materialmen’s, or other like Liens arising in the ordinary course of business with respect to amounts not yet overdue for a period of 60 days or amounts being contested in good faith by appropriate proceedings;

          (iii) with respect to real property, any Liens that do not in the aggregate materially impair the use of such real property for its current use;

          (iv) Liens in favor of a customer of the Business arising in the ordinary course of business;

          (v) rights and licenses granted to others in Assigned Software;

          (vi) with respect to any of the Leased Facilities, any Lien affecting the interest of the landlord thereunder;

          (vii) Liens disclosed in the Disclosure Schedules or taken into account in the Opening Statement; and

          (viii) rights of the third party owners or licensors of software that is licensed from such third parties for use in the Business.

     “Person” means an individual, a corporation, a company, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

     “Planned Use” or “Planned for Use” means future intended applications of Intellectual Property as evidenced by reasonably specific documented plans existing on or before the date of this Agreement such as for example contract proposals, long range plans or investments or plans for investment in related research and development that specify products, services or programs in which such Intellectual Property would likely be utilized.

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     “Proceedings” means governmental, judicial or adversarial proceedings (public or private), litigation, suits, arbitration, disputes, claims, causes of action or investigations.

     “Purchase Agreement” means the Purchase Agreement, in the form contemplated by Attachment VI to this Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

     “Registration Rights Agreement Letter” means the Registration Rights Agreement Letter to be entered into by the Shares Recipient and Parent in the form contemplated by Attachment XII, as the same may be amended, supplemented or otherwise modified from time to time.

     “Registration Statement” means a registration statement within the meaning of the United States Securities Act of 1933, as amended, or a similar document under Applicable Laws filed after January 1, 2004 in connection with the Initial Public Offering.

     “Remedial Action” means the investigation, clean-up or remediation of contamination or environmental damage caused by, related to or arising from the generation, use, handling, treatment, storage, transportation, disposal, discharge, release, or emission of Hazardous Substances, including investigations, response, removal and remedial actions under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, corrective action under the Resource Conservation and Recovery Act of 1976, as amended, clean up requirements under the Toxic Substances Control Act, and clean-up requirements under similar state Environmental, Safety and Health Laws.

     “Representatives” means, with respect to a Person, each of its respective directors, officers, attorneys, accountants, employees, advisors or agents.

     “Securities Laws” means (i) the United States Securities Act of 1933, as amended, or any similar successor United States federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time, and (ii) the United States Securities Exchange Act of 1934, as amended, or any similar successor United States federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

     “Seller Companies” means, collectively, (i) the Sellers, (ii) the Affiliated Transferors, (iii) any Affiliate of any Seller that owns or licenses any of the Intellectual Property that is contemplated to be licensed to Buyer Companies on the Closing Date pursuant to Section 5.07 and (iv) for purposes of the representations and warranties set forth in Exhibit B, the Marisat Joint Venture.

     “Shareholders Agreement” means the Shareholders Agreement dated as of July 18, 2001 by and among Parent and the Signatories and Investing Entities named in the schedules thereto.

     “Shares Recipient” shall mean Lockheed Martin and/or any of its direct or indirect wholly or majority-owned subsidiaries that receives Ordinary Shares from Parent pursuant to the Transaction Documents or the Contemplated Transactions.

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     “Side Letter Agreement” shall mean the letter agreement of even date herewith by and between (or acknowledged and agreed to by) Parent and Affiliates of Parent and Lockheed Martin and Affiliates of Lockheed Martin.

     “Subsidiary” means, with respect to any Person, any other Person of which the specified Person, either directly or through or together with any other of its subsidiaries, owns more than 50% of the voting power in the election of directors or their equivalents other than as affected by events of default.

     “Tariffs” means COMSAT General Corporation Tariff FCC No. 22 and No. 1.

     “Tax Authority” means a Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

     “Tax Returns” means all returns (including information returns), declarations, reports, estimates and statements regarding Taxes required to be filed with any Tax Authority.

     “Taxes” means all taxes, and any charges, fees, imposts or other assessments with respect thereto, including all gross receipts, net income, sales, use, ad valorem, value added, transfer, franchise, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation and property taxes, tariffs and customs duties, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority.

     “Telecommunications Law” means all United States Federal and state, and any foreign, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws or regulations that are designed or intended to regulate the telecommunications industry, including the Communications Act of 1934, as amended, the Communications Satellite Act of 1962, as amended, the Telecom Act of 1996 and the ORBIT Act.

     “Trademark License Agreement” means the Trademark License Agreement to be entered into by COMSAT Corporation and Buyer or other Buyer Companies designated in writing by Buyer in the form contemplated by Attachment VIII, as the same may be amended, supplemented or otherwise modified from time to time.

     “Transaction Documents” means this Agreement, the Assignment and Assumption Agreement, the Transition Services Agreement, the assignment agreements and/or subleases contemplated by Section 2.01(g), the license agreement contemplated by Section 2.01(i), the Purchase Agreement, the Trademark License Agreement, the IP License, the MTC Assignment and Assumption Agreement, the Clarksburg Sublease Agreement contemplated by Section 2.01(h), the Registration Rights Agreement Letter, the Lockheed Martin Guarantee, the Parent Guarantee and any other written agreement signed by Sellers and Buyer or MTC, as applicable, that is expressly identified as a “Transaction Document” hereunder, and any exhibits or attachments to any of the foregoing, as the same may be amended from time to time.

     “Transfer Applications” means the applications to the FCC for authority to transfer to Buyer Companies each of Sellers’ licenses and authorizations under Titles II and III of the Communications Act of 1934, as amended, that are primarily related to the Business and which are listed on Schedule B.23 hereto.

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     “Transferred Assets” means, other than Excluded Assets, all of the assets, properties, rights, licenses, permits, Contracts, real property, causes of action and business of every kind and description as the same shall exist on the Closing Date, wherever located, real, personal or mixed, tangible or intangible, owned by, leased by or in the possession of any Seller or any of Sellers’ respective Affiliates, whether or not reflected in the books and records thereof, and held or used primarily in the conduct of the Business as the same shall exist on the Closing Date, including without limitation:

          (i) the rights and interests of any Seller or any of Sellers’ respective Affiliates pursuant to the assignment or sublease of the Leased Facilities in accordance with Section 2.01(g) and 2.01(h);

          (ii) other than Intellectual Property and rights and interests therein, all personal property and interests therein, including inventory, machinery, equipment, furniture, office equipment, computers and related components, communications equipment, vehicles, storage tanks, spare and replacement parts, and other property (and interests in any of the foregoing) owned by any Seller or any of Sellers’ respective Affiliates that are used primarily in connection with the Business (the “Equipment”);

          (iii) all Contracts (other than (A) the leases of real property relating to the Leased Facilities which leases constitute Transferred Assets to the extent set forth in clause (i) above and (B) Contracts constituting Excluded Assets);

          (iv) all accounts, accounts receivable and notes receivable, whether or not billed, accrued or otherwise recognized in the Opening Statement or taken into account in the determination of the Final Net Asset Amount, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto of any Seller or any of Sellers’ respective Affiliates that relate primarily to the Business, and any security or collateral for any of the foregoing;

          (v) all expenses (other than in respect of Income Taxes) that have been prepaid by any Seller or any of Sellers’ respective Affiliates relating primarily to the operation of the Business, including lease and rental payments;

          (vi) all of Sellers’ and Sellers’ respective Affiliates’ rights, claims, credits, causes of action or rights of set-off against Persons other than Sellers and Sellers’ respective Affiliates relating primarily to the Business or the Transferred Assets, including unliquidated rights under manufacturers’ and vendors’ warranties;

          (vii) all Assigned Software;

          (viii) all transferable franchises, licenses, permits or other authorizations issued by a Governmental Authority owned by, or granted to, or held or used by any Seller or any of Sellers’ respective Affiliates and primarily related to the Business;

          (ix) except to the extent any Seller or any of Sellers’ respective Affiliates is required to retain the originals pursuant to any Applicable Law (in which case copies shall be provided to Buyer upon request), all business books, records, files and papers, whether in hard

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copy or computer format, of such Seller or such Affiliate used primarily in the Business, including books of account, invoices, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records of present or former employees, documentation developed or used for accounting, marketing, engineering, manufacturing, or any other purpose relating primarily to the conduct of the Business at any time prior to the Closing;

          (x) the right to represent to third parties that Buyer is the successor to the Business in accordance with Section 6.04;

          (xi) all insurance proceeds (except to the extent relating to Excluded Assets or Excluded Liabilities), net of any retrospective premiums, deductibles, retention or similar amounts, arising out of or related to damage, destruction or loss of any property or asset of or used primarily in connection with the Business to the extent of any damage or destruction that remains unrepaired, or to the extent any property or asset remains unreplaced at the Closing Date and such proceeds were taken into account in the calculation of the Final Net Asset Amount;

          (xii) the Globecast Circuit Lease;

          (xiii) all of Sellers’ rights, title and interest in and to the Marisat Joint Venture, excluding only rights and claims of Sellers against any other parties to the Marisat Joint Venture to the extent arising from Sellers ownership interests in the Marisat Joint Venture;

          (xiv) the Tariffs; and

          (xv) cash of Seller Companies in the petty cash account in Landstuhl, Germany as of the Closing to the extent reflected in the Final Net Asset Amount.

     “Transition Services Agreement” means the Transition Services Agreement, in the form contemplated by Attachment V to this Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

     “TSSCI Representative” means either of the individuals identified on Schedule A-17.

     “U.S. Government” means the federal government of the United States of America and any agencies, instrumentalities and departments thereof.

     “WARN” means the Worker Adjustment Retraining and Notification Act, as amended.

     (b) “To the knowledge,” “known by,” “known” or “knowledge” (and any similar phrase) means (i) with respect to Sellers, to the actual knowledge of the President, Chief Financial Officer, Director of Contracts and CSCI Contracts Manager of COMSAT General and/or LMGT, (ii) with respect to Buyer, to the actual knowledge of the President and Chief Financial Officers of Buyer and shall be deemed to include a representation that a reasonable investigation or inquiry of the subject matter thereof has been made of such individuals.

     (c) Each of the following terms is defined in the Section set forth opposite such term:

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Term	Section
Active Employees	D.01
Additional Cash Payment	2.02
Additional True Up Payment	2.02
Adjusted Purchase Price	2.02
Agreement	Preamble
Asset Acquisition Statements	2.02
Buyer	Preamble
Buyer Designees	2.01
Buyer Savings Plan(s)	D.03
Buyer Welfare Plans	D.04
CFIUS	7.04
Closing	2.03
CNSI	Preamble
COBRA	D.04
Combination Payment	2.02
COMSAT Corporation	A.04
COMSAT General	Preamble
Continuation Coverage	D.04
Current Shareholding	C.11
DDTC	6.10
DOD	10.01
DSS	6.10
Exchange Consideration	2.02
Exon-Florio Amendment	10.01
FCC Authorizations	B.23
Final Net Asset Amount	2.04
Financial Statements	B.05
FOCI Mitigation Plan	6.10
Government Bid	B.18
Government-Furnished Items	B.19
Grandfathered Interest	C.11
Grandfathered Member	C.11
Inactive Employees	D.01
Indemnified Claim	11.03
Indemnified Party	11.03
Indemnifying Party	11.03
Initial Cash Payment	2.02
IP License	5.07
ITAR	6.10
Leased Real Property	B.07
LMGT	Preamble
Lockheed Martin Guarantee	2.07
Lower Threshold	2.04
MPRA Amendment	C.11

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MTC	Preamble
Novation Agreements	5.06
Parent	Preamble
Parent Company	C.11
Parent Guarantee	2.06
Parent’s Assumptions	C.11
Parties	Preamble
Party	Preamble
Proposed Final Net Asset Amount	2.04
Proxy Company	6.10
Purchase Price Shares	2.02
Put Amount	2.02
Real Property Lease	B.07
Revised Asset Acquisition Statement	2.02
Seller(s)	Preamble
Seller Savings Plan	D.03
Share Consolidation	C.11
Small COTS License	2.05
Straddle Period	7.06
Surviving Representations or Covenants	11.01
Third Party Capacity Offer	5.11
Third Party Claim	11.03
Transferred Employee	D.01
Transition Period	D.03
TSSCI	6.10
Undisclosed Classified Contracts	10.02
Unwind	7.02
Unwind Event	7.02
Upper Threshold	2.04

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EXHIBIT B

REPRESENTATIONS AND WARRANTIES OF SELLERS

     Sellers, jointly and severally, hereby represent and warrant to Buyer and MTC that:

     B.01 Corporate Existence and Power. Each Seller Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state or jurisdiction of its incorporation and has all corporate power and authority required (i) to carry on the Business as now conducted by such Seller Company; (ii) to own and use its assets in the manner in which the assets are currently owned and used; and (iii) to perform its obligations under all Material Contracts. Each Seller Company is duly qualified to do business as a foreign corporation in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary to carry on the Business as now conducted by such Seller Company, except where the failure to be so qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Business.

     B.02 Corporate Authorization. The execution, delivery and performance by Seller Companies of the Transaction Documents to which each is a party and the consummation by Seller Companies of the Contemplated Transactions are within such Seller Company’s corporate powers and will have been duly authorized by all necessary corporate action on its part. Each of the Transaction Documents to which any Seller Company is a party constitutes or, with respect to those that will be signed at Closing, will constitute, a legal, valid and binding agreement of the applicable Seller Company, enforceable against it in accordance with its terms (i) except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Lockheed Martin or any Affiliate of Lockheed Martin that receives any Purchase Price Shares from Parent pursuant to this Agreement will be an “Affiliate” (as that term is defined in Parent’s bye-laws on the date hereof) of COMSAT Corporation or its successor.

     B.03 Governmental Authorization. The execution, delivery and performance by each Seller Company of the Transaction Documents to which it is a party requires no action by or in respect of, or consent or approval of, or filing with or notice to, any Governmental Authority other than:

     (a) compliance with any applicable requirements of the HSR Act;

     (b) compliance with any applicable requirements of the Exon-Florio Amendment;

     (c) the actions, consents, approvals, permits or filings set forth in Schedule B.03 or otherwise expressly referred to in this Agreement; and

     (d) such other consents, approvals, authorizations, permits and filings that are not material to the Business.

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     B.04 Non-Contravention. Except as set forth in Schedule B.04, the execution, delivery and performance of the Transaction Documents by Seller Companies do not and will not (i)(A) contravene or conflict with the charter or bylaws of any Seller Company, (B) assuming compliance with the matters referred to in Section B.03, contravene or conflict with, or constitute a violation of, any provisions of any Applicable Law binding upon Seller Companies that is applicable to the Business, or (C) assuming compliance with the matters referred to in Section B.03, constitute a default under, or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit relating primarily to the Business to which any Seller Company is entitled under, any Contract binding upon any Seller Company and relating primarily to the Business or by which any of the Transferred Assets is or may be bound or any license, franchise, permit or similar authorization held by any Seller Company relating primarily to the Business except, in the case of clauses (B) and (C), for any immaterial contravention, conflict, violation, default, termination, cancellation, acceleration or loss, or (ii) result in the creation or imposition of any Lien on any Transferred Asset, other than Permitted Liens.

     B.05 Opening Statement; Financial Statements.

          (a) The Opening Statement presents fairly, in all material respects, the Net Assets of the Business as of December 31, 2003, in conformity with Sellers’ historical practices and procedures applied on a basis consistent (except as otherwise set forth in the notes thereto) in all material respects with the manner in which the Business reported as of December 31, 2003, respectively, its financial position for inclusion in the audited consolidated financial statements of Lockheed Martin. The Opening Statement does not reflect any Excluded Assets.

          (b) Schedule B.05 sets forth the consolidated unaudited statements[s] of income of the Business (including operating results of the Marisat Joint Venture) for the periods ended December 31, 2003, and December 31, 2002 (collectively with the Opening Statement, the “Financial Statements”). The Financial Statements have been prepared from, and are in accordance with, the books and records of Sellers, in conformity with Sellers’ historical practices, accounting principles and procedures applied on a basis consistent in all material respects with the manner in which the Business reported for inclusion in the consolidated financial statements of Lockheed Martin. Each of the statements of income included in the Financial Statements (including any related notes or schedules) presents fairly the results of operations of the Business for the periods set forth therein. The statements of income included in the financial statements do not reflect any revenue under Contracts that are not included in the Transferred Assets.

          (c) Attached as Schedule B.05(c) is a true and complete schedule of Backlog of the Business as of December 31, 2003, which accurately sets forth the amount of Backlog attributable to the Business as of such date and which shows the amounts committed thereunder and amounts subject to options or renewals separately. Schedule B.05(c) does not include Backlog under any Contract that is not a Transferred Asset. All of the Contracts constituting the Backlog of the Sellers as it relates to the Business (i) were entered into in the ordinary course of business and based upon assumptions believed by the management of the Business to be reasonable and (ii) subject to such assumptions being fulfilled, would be capable of performance in accordance with and subject to the terms and conditions of each such Contract if the Sellers retained the Transferred Assets and made all planned capital expenditures therefore. For

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purposes of this Section B.05(c), “Backlog” shall mean negotiated backlog of the Business consisting of the cumulative value of negotiated orders received net of sales (determined in accordance with the revenue recognition policies set forth in the notes to the Opening Statement) and any negative orders determined on a basis consistent with the customary and historical practices of Sellers.

          (d) Attached hereto as Schedule B.05(d) is a true and complete aging report with respect to Accounts Receivable of the Business as of December 31, 2003. The Accounts Receivable of the Business as of December 31, 2003 evidence monies due for services performed or goods sold.

          (e) As of the date of this Agreement, the Business has not made commitments to vendors (other than Parent or its Affiliates) for the procurement of fixed satellite services that exceed the requirements of customers of the Business, except for up to U.S. $3,000,000 in such commitments which could be used by the Business to satisfy reasonably anticipated requirements.

     B.06 Absence of Certain Changes. Except for matters that would be permitted in accordance with Section 5.01 if they occurred after the date of this Agreement or as set forth in Schedule B.06, from December 31, 2003 to the date of this Agreement the Seller Companies have conducted the Business consistent with the historical and customary operating practices of the Business and there has not been:

     (a) any event or occurrence that has had a Material Adverse Effect on the Business;

     (b) any material default under any Contract;

     (c) any material change in the methods of accounting or accounting practices of any Seller Companies (other than the changes in the Sellers’ accounting system effective as of January 1, 2004), or their respective pricing policies or payment or credit policies;

     (d) any material damage, destruction or other casualty loss affecting the Business or any assets that would constitute Transferred Assets if owned, held or used by Seller Companies on the Closing Date;

     (e) any transactions or commitments made, or any Contract entered into, by any Seller Company relating primarily to the Business or any assets that would constitute Transferred Assets if owned, held or used by Seller Companies on the Closing Date (including the acquisition or disposition of any assets), or any termination or amendment by any Seller Company of any Contract or other right relating primarily to the Business, in any case, which has had a Material Adverse Effect on the Business, other than transactions and commitments in the ordinary course of business and those contemplated by this Agreement;

     (f) sale or other disposition of more than an aggregate of $50,000 of assets (other than any sale made in the ordinary course of business) that would constitute Transferred Assets if owned, held or used by Seller Companies on the Closing Date;

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     (g) any increase in the compensation of any current employee of the Business at a level of Director or above, other than compensation increases in the ordinary course of business or nondiscretionary increases pursuant to Employee Plans or Benefit Arrangements disclosed in Schedule B.17 or referenced in Exhibit D; and

     (h) any agreement by any Seller Companies to do any of the things referred to in this Section B.06.

     B.07 Title to and Sufficiency of the Transferred Assets.

     (a) Except as set forth in Schedule B.07, subject to the receipt of any consents or approvals to assign Contracts that would constitute Transferred Assets, upon consummation of the Contemplated Transactions, Buyer will have acquired good and marketable title in and to, or a valid leasehold interest in, or a valid license for each of the Transferred Assets and the Managed Transponder Contract Assets, free and clear of all Liens, except for Permitted Liens.

     (b) Seller Companies do not own any real property that is used primarily in connection with the Business or which is necessary for the conduct of the Business by Buyer Companies following Closing.

     (c) Schedule B.07(c)(i) includes a true and complete list of all agreements (together with any amendments thereof) pursuant to which Seller Companies lease, sublease or otherwise occupy (whether as landlord, tenant, subtenant or other occupancy arrangement) any real property used primarily in the Business (collectively, the “Leased Real Property”). Schedule B.07(c)(ii) sets forth the address of each parcel of Leased Real Property and the owner of the leasehold, subleasehold or occupancy interest for each parcel of Leased Real Property. Each lease pursuant to which Sellers occupy any Leased Real Property or lease real property to others (each, a “Real Property Lease” and collectively, the “Real Property Leases”) is in full force and effect and constitutes a legal, valid and binding obligation of the parties thereunder, enforceable against each such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and subject to the limitations imposed by general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Except as set forth in Schedule B.07(c)(iii), Sellers are not in material default under any Real Property Lease and there is no event or circumstance which with the passage of time, or giving notice or both, would constitute a material default by any Seller under any Real Property Lease.

     (d) The Transferred Assets, the Managed Transponder Contract Assets and the Leased Real Property, together with the services to be provided to Buyer pursuant to the Transition Services Agreement, the goods and services to be procured pursuant to the Purchase Agreement, the Intellectual Property to be licensed to Buyer pursuant to the IP License and the Trademark License Agreement and such clearances and special accesses as must be obtained by Buyers to perform the Classified Government Contracts, constitute, and on the Closing Date will constitute, all of the assets and services that are reasonably necessary to permit the operation of

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the Business and performance of the Government Contracts in substantially the same manner as such operations have heretofore been conducted.

     B.08 No Undisclosed Liabilities. There are no liabilities of Seller or any of Seller’s Affiliates relating to the Business that constitute Assumed Liabilities or Managed Transponder Contract Liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

     (a) liabilities disclosed (or provided for) in the Opening Statement and liabilities for matters taken into account in the determination of the Final Net Asset Amount;

     (b) liabilities (i) disclosed in Schedule B.08, (ii) related to any Contract, agreement, lease, license, commitment, sales or purchase order or other undertaking disclosed in the Disclosure Schedules or (iii) related to any Employee Plan or Benefit Arrangements identified in Exhibit D or disclosed in Schedule B.17 (it being understood that to the extent any such liabilities constitute Excluded Liabilities, no inference shall be made that such liabilities constitute Assumed Liabilities as a result of being listed on such Disclosure Schedule or identified in Exhibit D);

     (c) liabilities incurred in the ordinary course of business since the date of the Opening Statement, and liabilities of a type or nature reflected or disclosed on the Opening Statement, that, in each case, will be discharged before the Closing Date or reflected in the Closing Statement;

     (d) liabilities of a type or nature that would not be required to be disclosed in a year-end balance sheet or the notes thereto prepared in accordance with GAAP;

     (e) with respect to the bring down of this representation and warranty as of the Closing Date, liabilities of a type or nature that would not be required to be disclosed in a year-end balance sheet or the notes thereto prepared in accordance with GAAP as of the Closing Date; and

     (f) any liability in addition to those referenced in the foregoing clauses (a) through (e), that individually has an aggregate value, together with related liabilities that arise out of the same facts or circumstances, of less than U.S. $250,000.

     B.09 Litigation. Except as set forth in Schedule B.09 or reserved against or identified in the Opening Statement or as would not reasonably be expected to be material to the Business, there is no civil, criminal, administrative action, suit, demand, claim, hearing, proceeding, or investigation pending, or to the knowledge of Sellers, threatened against or affecting, the Business or any Transferred Asset before any arbitration tribunal, domestic or foreign, or any Governmental Authority.

     B.10 Material Contracts.

     (a) Except as set forth in Schedule B.10, except for Contracts that do not constitute Transferred Assets, Managed Transponder Contract Assets, Assumed Liabilities or Managed

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Transponder Contract Liabilities, and except as prohibited by Applicable Law, Seller Companies, with respect to the Business, are not parties to or otherwise bound by or subject to:

          (i) any written employment, severance, consulting or sales representative Contract which contains an obligation (excluding commissions) to pay more than $50,000 per year that constitutes an Assumed Liability or a Managed Transponder Contract Liability;

          (ii) any Contract containing any covenant limiting the freedom of any Seller Company, in respect of the Business or the operations of the Business, to compete with any Person in any geographic area in any material respect if such Contract will be binding on Buyer Companies after the Closing;

          (iii) any Contract in effect on the date of this Agreement relating to the disposition or acquisition of the assets of, or any interest in, any business enterprise which relates to the Business other than in the ordinary course of business;

          (iv) any Financial Support Arrangements;

          (v) any indebtedness for borrowed money of the Business that would constitute an Assumed Liability or a Managed Transponder Contract Liability if in existence on the Closing Date, with a principal amount in excess of $50,000;

          (vi) any Contract with a customer of the Business (to the extent such Contracts are disclosable in accordance with Applicable Law or terms thereof) that has an estimated annual revenue greater than $250,000;

          (vii) any subcontract with a supplier to the Business (to the extent such subcontracts are disclosable in accordance with Applicable Law and the terms thereof) that has an estimated annual revenue greater than $250,000; or

          (viii) any Contract with an Affiliate of any Seller Company.

Notwithstanding the foregoing or any other provisions of this Agreement, the failure of Sellers to include any Financial Support Arrangements in Schedule B.10 shall not constitute a breach of a representation or warranty hereunder and shall have no effect on the rights, duties and obligations of the parties under this Agreement, except that the obligations of Buyer under Section 6.03(b) and 6.03(d) in respect of Financial Support Arrangements shall not include an obligation to seek the release of or comply with Section 6.03(b) and 6.03(d) with respect to any Financial Support Arrangements in existence on the date of this Agreement that are not disclosed in Schedule B.10.

     (b) Except as disclosed in Schedule B.10(b), each Contract is a legal, valid and binding obligation of the Seller that is a party to such Contract (or the applicable Affiliated Transferor) enforceable against such Seller (or the applicable Affiliated Transferor) in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and subject to the limitations

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imposed by general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity), and such Seller (or the applicable Affiliated Transferor) is not in default and has not failed to perform any material obligation thereunder, and, to the knowledge of Sellers (or the applicable Affiliated Transferor), there does not exist any event, condition or omission which would constitute a breach or default (whether by lapse of time or notice or both) by any other Person under a Contract; and with respect to the Contracts listed or required to be listed on Schedule B.10(b), the Seller Companies have not received any written or other formal notice or other official information indicating that any such Contract will terminate or be terminated (whether for convenience or otherwise) prior to the end of its maximum term, or be subject to competitive bidding upon termination or expiration. Sellers have furnished to Buyer, or otherwise made available for Buyer’s review, true and complete copies of all Contracts, including all amendments thereto to the extent permitted by Applicable Law.

     B.11 Licenses and Permits. To the knowledge of Sellers, except as set forth in Schedule B.11, Seller Companies have all licenses, franchises, permits and other similar authorizations affecting, or relating in any way to, the Business required by Applicable Law (other than Environmental, Safety and Health Laws) to be obtained by Seller Companies to permit Seller Companies to conduct the Business in substantially the same manner as the Business has heretofore been conducted by each such Seller Company, except where the failure to have such licenses, franchises, permits and similar authorizations has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Business.

     B.12 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Sellers or any Seller Company who might be entitled to any fee or commission from Buyer or any of its Affiliates in connection with the Contemplated Transactions or that would constitute an Assumed Liability or a Managed Transponder Contract Liability.

     B.13 Environmental Compliance.

          (a) Except as disclosed in Schedule B.13 and except as reserved against or identified in the Opening Statement, the Business is and has been in compliance with all applicable Environmental, Safety and Health Laws, and has obtained and maintained all permits, licenses and other authorizations that are required under applicable Environmental, Safety and Health Laws. Except as set forth in Schedule B.13 and except as reserved against or referred to in the Opening Statement, (i) the Business is and has been in compliance in all material respects with the terms and conditions under which the permits, licenses and other authorizations referenced in the preceding sentence were issued or granted, (ii) Seller Companies have not received written notice of any Environmental Claim relating to or affecting the Business or the Transferred Assets, and to the knowledge of Seller, there is no such threatened Environmental Claim, and (iii) no Seller Company, in connection with the Business or the Transferred Assets, has entered into, agreed in writing to, or is subject to any judgment, decree order or other similar requirement of any Governmental Authority under any Environmental, Safety and Health Laws.

          (b) Notwithstanding any other provision of this Exhibit B or of this Agreement, this Section B.13 sets forth the sole and exclusive representations and warranties governing matters arising under or relating to Environmental, Safety and Health Laws, and no other representations

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or warranties shall be deemed to address or cover any matter arising under or relating to any Environmental, Safety and Health Laws.

     B.14 Compliance with Laws. Except as set forth in Schedule B.14 and except for matters arising under or related to Environmental, Safety and Health Laws, to the knowledge of the Sellers, the operation of the Business and condition of the Transferred Assets and the Managed Transponder Contract Assets have not violated or infringed, in any material respect, and do not violate or infringe, in any material respect, any Applicable Law or any order, writ, injunction or decree of any Governmental Authority.

     B.15 Intellectual Property. Sellers represent and warrant that:

     (a) subject to the provisions of the Assignment and Assumption Agreement and the agreements contemplated by Section 2.01(e) and receipt by Sellers of the consent to assignment of third party vendors with respect to the Assigned Software, upon the consummation of the Closing hereunder, Buyer will be vested with good title to or a valid license in, and all rights and authority to use in connection with the Business, all of the software and patents that are owned by Seller Companies or any of their Affiliates and that are necessary for the continued operation of the Business in substantially the same manner as its operations have heretofore been conducted, except where the failure to have the right to use any such Intellectual Property has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Business; and

     (b) use by Buyer Companies of any software and patents that are owned by Seller Companies or any of their Affiliates and that are assigned or licensed by Sellers or Seller Companies pursuant to any of the Transactions Documents shall not infringe upon the intellectual property rights of any third party.

     B.16 Taxes. Except as set forth in Schedule B.16, (i) all Tax Returns required to be filed (taking into account applicable extensions) on or before the Closing Date by Seller Companies with any Tax Authority in respect of the Transferred Assets or the operations of the Business prior to the Closing Date have been filed or will be filed in accordance with all Applicable Laws, and are in all material respects complete and accurate, and (ii) all Taxes owed by the Sellers (whether or not shown to be due and owing by any Seller Company on any such Tax Returns) that relate to the Transferred Assets or the operations of the Business have been or will be paid prior to their due dates; provided, however, that the foregoing representations and warranties are made only to the extent of Taxes that are or may become Liens (other than Permitted Liens) on the Transferred Assets. Sellers are not a party to any tax allocation or tax-sharing agreement with respect to the Business.

     B.17 Employee Benefit Matters.

     (a) Schedule B.17 lists each Employee Plan or material Benefit Arrangement that covers Transferred Employees. There are no collective bargaining agreements covering Transferred Employees.

     (b) Buyer has been provided with a list of all of Sellers’ employees and job titles as of September 29, 2003, which list indicates the name, current annual base salary, target bonus, if

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any, of each such employee. Except as set forth on Schedule B.17, there are no employment agreements, consulting agreements or independent contractor agreements to which any Seller is a party relating to the Business which are not terminable at will, and, to the knowledge of Sellers, no employee of the Business is obligated under any contract that would interfere with his or her ability to work in the Business.

     (c) To the knowledge of Sellers, each Employee Plan and Benefit Arrangement, as applicable, complies in all material respects with ERISA, the Code, and all Applicable Law.

     B.18 Government Contracts and Government Bids.

     (a) Except as set forth in Schedule B.18, with respect to each Government Contract with a contract and funding value in excess of $1,000,000, and each Bid that, if accepted, would result in such a Government Contract (a “Government Bid”) to which any Seller Company is a party with respect to the Business, (A) to the knowledge of Sellers, such Seller Company has complied in all material respects with the terms and conditions of such Government Contract or Government Bid, (B) to the knowledge of Sellers, such Seller Company has complied in all material respects with all requirements of all Applicable Laws pertaining to such Government Contract or Government Bid, (C) neither the U.S. Government nor any prime contractor, subcontractor or other Person has notified any Seller Company in writing that such Seller Company has breached or violated any Applicable Law pertaining to such Government Contract or Government Bid, (D) to the knowledge of Sellers, no termination for convenience, termination for default, cure notice or show cause notice is currently in effect pertaining to such Government Contract or Government Bid, and (E) each Government Contract is valid and subsisting.

     (b) To the knowledge of Sellers, except as set forth in Schedule B.18(b) and except as has not been, and would not reasonably expected to be, material to the Business, with respect to the outstanding claims against Seller Companies, there exist no outstanding claims against any Seller Companies, either by the U.S. Government or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Government Contract or Government Bid referred to in Section B.18(a).

     (c) No Selling Company in respect of the Business is a party to, or to the knowledge of the Sellers, is the subject of, any investigation by any Governmental Authority relating to the Government Contracts, billings, claims or business practices that is reasonably likely to lead to criminal or material civil penalties or the cancellation of any Government Contract, and, to the knowledge of the Sellers, no such investigation has been threatened or is actively being considered.

     (d) No Seller Company in respect of the Business, nor any of its directors, officers or principals (as defined in FAR 52.209-5) have in the past three years (i) been suspended or debarred from U.S. Government procurement or assistance programs and no such actions are pending, nor (ii) been indicted, or otherwise criminally or civilly charged with commission of any offense that could cause a suspension or debarment from U.S. Government procurement or assistance programs.

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     (e) To the knowledge of Sellers, the U.S. Government has not indicated in writing that it (A) intends to oppose or refuse to novate any Government Contract or Government Bid to Buyers; or (B) intends to terminate or significantly reduce purchases under or fail to exercise an option to renew any Government Contract or Government Bid (for convenience or otherwise).

     (f) As of the date hereof, no Selling Company has received, with respect to any Government Contract with a contract and funding value in excess of $1,000,000, written notice of: (i) any material cure notice pursuant to applicable contract default provisions or material notice of default, however termed; (ii) any material contract termination, whether for default, convenience, cancellation or a lack of funding or other reasons; (iii) any material final decision or unilateral modification assessing a price reduction, penalty or claim for damages or other remedy, however termed; (iv) any material claim, based on assertions of defective pricing or asserted violations of government cost accounting standards or cost principles; (v) any material claim for indemnification by any Governmental Authority; (vi) other than in the ordinary course of business and in amounts less than $50,000, an equitable adjustment of or claim concerning such Government Contract submitted by or brought by any Selling Company or brought by any subcontractors or suppliers against a Seller; or (vii) any disallowance of material costs (direct or indirect) or related claims.

     (g) To the knowledge of Sellers, each Selling Company has complied in all material respects with all applicable requirements, if any, under the Federal Truth in Negotiations Act (codified at 10 U.S.C. Sections 2306 and 2306a; 41 U.S.C. Section 254b) with respect to Government Contracts for services provided by any Selling Company.

     (h) Except as set forth on Schedule B.18(h), none of the Government Contracts contain specific provisions requiring a price re-negotiation in the event of a change in control of the Business. In connection with the Contemplated Transactions, however, each of the Government Contracts will require novation. No assurances can be given that the applicable Governmental Authority will not seek to re-negotiate price in connection with deciding whether to novate the Government Contracts.

     B.19 Clearances. Except to the extent prohibited by Applicable Law, Schedule B.19 sets forth with respect to the Transferred Assets (including the Managed Transponder Contract Assets) or the Business all material facility security clearances held by any Seller Company.

     B.20 Collective Bargaining Agreements. None of the Seller Companies is a party to or bound by any labor agreement or collective bargaining agreement respecting the Transferred Employees, nor is there, except as set forth in Schedule B.20, any pending, or to the knowledge of Sellers, threatened, strike, walkout or other work stoppage or any union organizing effort by or respecting the Transferred Employees.

     B.21 Accredited Investor; Acquired for Investment. Each Seller and the Shares Recipient is an “accredited investor” within the meaning of Rule 501 promulgated under the Securities Act. Each Seller and the Shares Recipient is acquiring the Purchase Price Shares for such Seller’s own account and not for, with a view to or in connection with any resale or distribution thereof in a manner violative of the Securities Act of 1933, as amended, or any state securities laws.

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     B.22 Insurance. All properties and risks of Sellers in respect of the Business are covered by valid and currently effective insurance policies or binders of insurance or programs of self-insurance in such types and amounts as are consistent with customary practices and standards of companies engaged in businesses and operations similar to the Business.

     B.23 FCC Authorizations. Sellers have all FCC licenses and authorizations reasonably necessary for the operation of the Business in the manner and to the extent that it is presently operating (the “FCC Authorizations”). The material FCC Authorizations are listed on Schedule B.23. As of the date of this Agreement, the material FCC Authorizations are in full force and effect (or pending), and have not been revoked, suspended or canceled. The operation of the Business as presently conducted complies in all material respects with the FCC Authorizations.

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EXHIBIT C

REPRESENTATIONS AND WARRANTIES OF BUYERS, MTC AND PARENT

     Each of Parent, each Buyer and MTC, jointly and severally, hereby represents and warrants to Sellers that:

     C.01 Organization and Existence. Each Buyer, MTC, Parent and Proxy Company is or, with respect to the Proxy Company, will be as of Closing a corporation, company or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of the state or jurisdiction of its incorporation or organization and has all corporate, company and limited liability company power and authority required to carry on its business as now conducted. As of the Closing Date, each Buyer, MTC, Parent and Proxy Company will be duly qualified to do business as a foreign corporation, company or limited liability company in each jurisdiction where the character of the property owned or leased by it or the nature of its activities (after giving effect to the Contemplated Transactions) make such qualification necessary to carry on its business as now and then conducted, except for those jurisdictions where failure to be so qualified has not had, and may not reasonably be expected to have, a Material Adverse Effect on Buyer, MTC or the Business.

     C.02 Corporate Authorization. The execution, delivery and performance by each of Parent, each Buyer and MTC of the Transaction Documents to which Parent, each Buyer or MTC is a party and the consummation by Buyer Companies and MTC of the Contemplated Transactions are within the corporate, company or limited liability company powers of Parent, such Buyer Companies and MTC, respectively, and have been duly authorized by all necessary corporate, company or limited liability company action on the part of Parent, each Buyer Company and MTC. Each of the Transaction Documents to which Parent, a Buyer Company or MTC is a party constitutes a legal, valid and binding agreement of such Buyer Company and MTC, enforceable against Parent, such Buyer Company and MTC, as applicable, in accordance with its terms (i) except as enforceability may be limited by applicable bankruptcy, insolvency, liquidation, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

     C.03 Governmental Authorization. Except as set forth on Schedule C.03, the execution, delivery and performance by Buyer Companies and MTC of the Transaction Documents require no action by or in respect of, consents or approvals of, or filing with, any Governmental Authority other than:

     (a) compliance with any applicable requirements of the HSR Act;

     (b) compliance with any applicable requirements of the Exon-Florio Amendment;

     (c) the actions, consents, approvals, permits or filings set forth in Schedule C.03 or otherwise expressly referred to in this Agreement; and

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     (d) the consent of the Bermuda Monetary Authority for the issuance of any Ordinary Shares pursuant to the Contemplated Transactions.

     C.04 Non-Contravention. The execution, delivery and performance by each of the Buyer Companies and MTC of the Transaction Documents to which it is a party do not and will not (i) contravene or conflict with the incorporation, constitutive or limited liability company documents (including charter or bylaws for U.S. corporations) of any Buyer Company or MTC, (ii) assuming compliance with the matters referred to in Section C.03, contravene or conflict with, or constitute a violation of, any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to any Buyer Company or MTC, or (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or any obligation of any Buyer Company or MTC or to a loss of any benefit to which any Buyer Company or MTC are entitled under any provision of any agreement, contract or other instrument binding upon a Buyer Company or MTC or any license, franchise, permit or other similar authorizations held by any Buyer Company or MTC, except with respect to clauses (ii) and (iii) for any contravention, conflict, violation, default, termination, cancellation, acceleration or loss that would not affect the ability of Parent, any Buyer Company or MTC to consummate the Contemplated Transactions or deliver the Purchase Price Shares in accordance with the provisions of the Agreement .

     C.05 Finder’s Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or MTC, or any of their Affiliates, who might be entitled to any fee or commission from Sellers or any of their Affiliates upon consummation of the Contemplated Transactions.

     C.06 Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer or MTC, threatened against or affecting, any Buyer Company or MTC before any court or arbitrator or any Governmental Authority that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Contemplated Transactions.

     C.07 Inspections. (a) Each Buyer Company and MTC are informed and sophisticated participants in the Contemplated Transactions. Buyer Companies and MTC have undertaken an investigation, have been provided with, have evaluated and have relied upon certain documents and information to assist such Buyer Companies and MTC in making an informed and intelligent decision with respect to the execution of the Transaction Documents. In connection with the investigation of the Business, Parent, Buyer Companies and MTC do not believe that, and Parent, Buyer Companies and MTC do not otherwise believe that Seller Companies have not paid any universal service fees or charges to the FCC which are required to have been paid in connection with the Business for any period prior to Closing.

          (b) Buyer and MTC acknowledge that Sellers make no representation or warranty as to the prospects, financial or otherwise, of the Business, and that any projections, estimates or forecasts of future results or events provided by or on behalf of Sellers are subject to uncertainty and to the assumptions used in their preparation. Buyer and MTC are not relying on any representation or warranty of any person with respect to the Contemplated Transactions, other than those representations and warranties specifically set forth in the Transaction Documents that are made by Seller Companies. Buyer and MTC agree that it shall accept, and

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shall cause certain Buyer Companies to accept, as applicable, the Transferred Assets, the Managed Transponder Contract Assets, the Assumed Liabilities and the Managed Transponder Contract Assumed Liabilities as they exist on the Closing Date based on Buyer Companies’ and MTC’s inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Sellers or any of their Affiliates, except as expressly set forth in the Transaction Documents.

     C.08 Financing. Buyer and MTC have (and at the Closing will have) available to each of them cash, marketable securities or other investments or available sources of credit to enable each of them to consummate the Contemplated Transactions on the terms and conditions set forth in the Transaction Documents.

     C.09 Foreign Ownership. As of the Closing, the Proxy Company (or if Buyers obtain a Special Security Agreement in accordance with the provisions of Section 6.10(b), Buyers) will not be under “foreign ownership, control or influence,” as such term is defined in the U.S. Department of Defense Industrial Security Manual for Safeguarding Classified Information.

     C.10 Security Clearances; ITAR Registration.

          (a) As of Closing, the Proxy Company (or if Buyers obtain a Special Security Agreement in accordance with the provisions of Section 6.10(b), Buyers) will control facilities classified for U.S. Government security purposes as high as the level of “Top Secret Sensitive Compartmented Information,” and employ individuals holding U.S. Government security clearances as high as the level of “Top Secret Sensitive Compartmented Information.”

          (b) As of Closing, the Proxy Company (or if Buyers obtain a Special Security Agreement in accordance with the provisions of Section 6.10(b), Buyers) will be registered with the DDTC as an entity that engages in the United States in the business of either manufacturing or exporting “defense articles” or furnishing “defense services,” as those terms are defined in the ITAR, and, unless Buyers obtain a Special Security Agreement in accordance with Section 6.10(b), holds such registration with DDTC as a “U.S. Person” and not as a subsidiary, division or affiliate of a “Foreign Person” as those terms are defined in the ITAR at 22 C.F.R. part 120.

     C.11 Capitalization.

          (a) The entire authorized share capital of Parent consists of 216,666,666 2/3 Ordinary Shares, of which 166,666,755 Ordinary Shares are issued and outstanding as of the date hereof and 2,500,000 preference shares, par value $3.00 per share, none of which are issued and outstanding as of the date hereof.

          (b) As of July 18, 2001, the entire authorized share capital of Parent consisted of 650,000,000 ordinary shares, US$1.00 par value per share, of which 500,000,000 ordinary shares, US$1.00 par value per share, of Parent were issued and outstanding as of such date and 7,500,000 preference shares, US$1.00 par value per share, of which no preference shares of Parent were issued and outstanding as of such date (which numbers do not reflect the 1-for-3

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share consolidation of the Parent’s ordinary shares which occurred on June 4, 2002 (the “Share Consolidation”)).

          (c) As of July 18, 2001, each of COMSAT Corporation, COMSAT International Ventures, COMSAT General Corporation, COMSAT Brazil Ltda. and COMSAT Argentina S.A., individually or collectively, were the registered legal owners of a total of 120,254,070 ordinary shares, US$1.00 par value per share, of Parent (which number does not reflect the Share Consolidation). As of the date hereof and after giving effect to the Share Consolidation, COMSAT Corporation, COMSAT International Ventures and COMSAT General Corporation, individually or collectively, are the registered legal owners of 40,084,692 Ordinary Shares.

          (d) All Ordinary Shares to be issued to the Shares Recipient for the benefit of Sellers in accordance with the terms and conditions of this Agreement have been duly authorized and, upon consummation of the transactions contemplated herein, will be validly issued, free and clear of all Liens, fully paid and nonassessable, and freely transferable except for any limitations imposed by Securities Laws, Bermuda Law, Parent’s Bye-Laws (as in effect on the date hereof) or the Shareholders Agreement. A true, correct and complete copy of Parent’s Bye-Laws, as in effect on, and at all times since June 4, 2002 has been provided to Sellers.

          (e) As of the date of this Agreement, the Member Protection Rights Agreement has been duly and validly amended by Parent and the Rights Agent (as defined therein) in accordance with Amendment No. 1 (the “MPRA Amendment”) thereto a true, correct and complete copy of which has been provided to Sellers, and such amendment shall remain in full force and effect so long as the Shares Recipient for the benefit of Sellers may have any right to receive Ordinary Shares in accordance with the terms of the Transaction Documents or the Contemplated Transactions. At the date and time of the MPRA Amendment, a Flip-in Date (as such term is defined in the Member Protection Rights Agreement) had not occurred.

          (f) If (i) as of July 18, 2001, each of Comsat General Corporation, COMSAT Corporation, Comsat International Ventures, COMSAT Brazil Ltda., COMSAT Argentina S.A. and Lockheed Martin (the “Grandfathered Members,” and each a “Grandfathered Member”), individually or collectively with its Affiliates (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable), Beneficially Owned (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable) a total of 120,254,070 issued and outstanding Voting Shares (as such term is defined in Parent’s bye-laws) of the Company (or a total of 120,254,070 ordinary shares, US$1.00 par value per share, of the Company) (without adjustment for the Share Consolidation); (ii) on the date of each of the Transaction Documents and at the time any Ordinary Shares are issued to or received by the Shares Recipient pursuant to the Transaction Documents or the Contemplated Transactions, the Shares Recipient is either (A) a Grandfathered Member, (B) a person or entity that directly or indirectly owns a majority of the equity interests in a Grandfathered Member (a “Parent Company”), (C) a person or entity of which a Grandfathered Member directly or indirectly owns a majority of the equity interests or (D) a person or entity of which a Parent Company directly or indirectly owns a majority of the equity interests and (iii) the only shares of Parent that the Grandfathered Members or any of their Affiliates (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable), including, without limitation, the Shares Recipient, Beneficially Owns (as such term is defined in Parent’s bye-laws and the

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Member Protection Rights Agreement, as applicable), or will Beneficially Own (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable) at the time any Ordinary Shares are issued to or received by the Shares Recipient pursuant to the Transaction Documents or the Contemplated Transactions, are (A) Voting Shares (as such term is defined in Parent’s bye-laws) that such persons, individually or collectively with their Affiliates (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable), Beneficially Owned (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable) or possessed voting rights with respect to as of July 18, 2001 (a “Grandfathered Interest”) and (B) any Voting Shares (as such term is defined in Parent’s bye-laws) that such persons or any of their Affiliates (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable), acquired, or has the right to acquire, as a result of a Company Action (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable) after the time such persons became a Grandfathered Member or owned a Grandfathered Interest (including, without limitation, any Ordinary Shares acquired or to be acquired by the Shares Recipient pursuant to the Transaction Agreement and the Contemplated Transactions) (clauses (i) through (iii) herein are collectively referred to as “Parent’s Assumptions”), a Parent Company, a Subsidiary Company or a Sibling Company (as such terms are defined in Parent’s bye-laws) of Lockheed Martin incorporated or acquired by Lockheed Martin after July 18, 2001 shall be considered a Grandfathered Member.

          (g) If the Purchase Price Shares (and any additional Ordinary Shares issued as part of the Additional True-Up Payments) are issued to the Shares Recipient for the benefit of Sellers and Parent’s Assumptions are true and accurate, the issuance of the Purchase Price Shares (and any additional Ordinary Shares issued as part of the Additional True-Up Payments) to the Shares Recipient pursuant to the Transaction Agreement will not result in the Shares Recipient being an Acquiring Person (as such term is defined in the Member Protection Rights Agreement) and accordingly, the Contemplated Transactions shall not give rise to the Separation Time, a Flip-In Date, a Flip-over Transaction or Event (as such terms are defined in the Member Protection Rights Agreement) or similar event under the Member Protection Rights Agreement.

          (h) No Person other than the Shares Recipient will have a right to acquire Ordinary Shares as a result of the issuance of the Ordinary Shares to the Shares Recipient pursuant to the Transaction Documents.

          (i) The Board of Directors of Parent has the power and authority under its memorandum of association and bye-laws to issue the Purchase Price Shares and any additional Ordinary Shares issued as part of the Additional True-Up Payments. The Disinterested Directors (as such term is defined in Parent’s bye-laws) of Parent have approved and determined that the issuance by Parent of the Ordinary Shares to the Shares Recipient pursuant to the Transaction Documents is an issuance by Parent of additional Voting Shares (as such term is defined in Parent’s bye-laws) that is a Company Action (as such term is defined in Parent’s bye-laws). If the Purchase Price Shares (and any additional Ordinary Shares issued as part of the Additional True-Up Payments) are issued to the Shares Recipient and Parent’s Assumptions are true and accurate, (i) the issuance of the Purchase Price Shares (and any additional Ordinary Shares issued as part of the Additional True-Up Payments) to the Shares Recipient for the benefit of

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Sellers in accordance with the terms and conditions of this Agreement is a Company Action (as such term is defined in Parent’s bye-laws and the Member Protection Rights Agreement, as applicable), and (ii) upon issuance to the Shares Recipient for the benefit of Sellers in accordance with the terms and conditions of this Agreement, the Purchase Price Shares (and any additional Ordinary Shares issued as part of the Additional True-Up Payments) will be part of the Grandfathered Interest of the Shares Recipient entitled to the benefits of the Registration Rights Agreement Letter (which will be as of the date of this Agreement in full force and effect, binding and enforceable against Parent).

          (j) Except as set forth above or on Schedule C.11, as of the date of this Agreement, there are no existing options, subscriptions or other rights of any character obligating the Parent to issue or cause to be issued, in the aggregate, more than 10% of the outstanding shares of the Parent. Except for Lockheed Martin and its Affiliates, there are no other Grandfathered Members (as such term is defined in the Member Protection Rights Agreement) which continue to Beneficially Own (as such term is defined in the Member Protection Rights Agreement) and own as of record a Grandfathered Interest (as such term is defined in the Member Protection Rights Agreement) representing Beneficial Ownership (as such term is defined in the Member Protection Rights Agreement) of 15% of more of the outstanding Shares (as such term is defined in the Member Protection Rights Agreement).

          (k) The value of the assets acquired or to be acquired by Parent or any of its subsidiaries pursuant to the Transaction Documents or the transactions contemplated thereby does not exceed an amount equal to US$1 billion or a Material Portion of Consolidated Assets (as such term is defined in Parent’s bye-laws). The indebtedness for borrowed money incurred by Parent or any of its subsidiaries pursuant to any or all of the Transaction Documents or any document or agreement related to or in connection with the Transaction Documents together with all other indebtedness for borrowed money of Parent and its subsidiaries outstanding after such incurrence would not result in the total indebtedness for borrowed money of Parent and its subsidiaries exceeding 75% of the total consolidated shareholders’ equity and long-term debt of Parent and its subsidiaries immediately following such incurrence as set forth in Parent’s consolidated financial statements. None of the Transaction Documents or the transactions contemplated by the Transaction Documents involve the sale, transfer or other disposition of assets of Parent or of a subsidiary of Parent or of the share capital of, or other ownership interest in, a subsidiary of Parent, the value of which assets, share capital of, or other ownership interest represents more than a Material Portion of Consolidated Assets (as such term is defined in Parent’s bye-laws). None of the Transaction Documents or the transactions contemplated by the Transaction Documents involve the entry by Parent or any of its subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person, including, without limitation, any of the Seller Companies, that involves the contribution or other transfer by Parent or such subsidiary of any assets with a value in excess of US$1 billion or a Material Portion of Consolidated Assets (as such term is defined in Parent’s bye-laws) to any such partnership, joint venture or similar entity. None of the Transaction Documents or the transactions contemplated by the Transaction Documents involve the acquisition by Parent or any of its subsidiaries of any class of securities of any person, including without limitation, any of the Seller Companies whereby the value of such securities exceeds an amount equal to US$1

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billion or a Material Portion of Consolidated Assets (as such term is defined in Parent’s bye-laws).

     C.12 SEC Reports.

          (a) Buyer has made available to Sellers a copy of each registration statement and periodic report (including exhibits and any amendments and supplements thereto) filed with the Securities and Exchange Commission (the “SEC”) by Parent since the effectiveness of the Parent’s registration statement on Form F-4 filed on September 5, 2002 (excluding exhibits) each in the form filed with the SEC (collectively, including any such reports filed subsequent to the date hereof, the “Parent Reports”). The Parent Reports were filed with the SEC in a timely manner and constitute all forms, reports and documents required to be filed by the Parent under the Securities Act, the Securities Exchange Act and the rules and regulations promulgated thereunder (the “Securities Laws”). As of their respective dates, the Parent Reports (A) complied, and any Parent Reports filed with the SEC subsequent to the date hereof and prior to the Closing will comply, as to form in all material respects with the applicable requirements of the Securities Laws and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) presented fairly in all material respects the financial position of the Parent as of its date, and each of the statements of operations, stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Buyer Reports (including any related notes and schedules) presented fairly in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Buyer for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, for the absence of notes thereto, and subject to normal recurring year-end adjustments which have not been and are not reasonably expected to be material in nature or amount.

     C.13 Classified Programs; Antitrust Approval.

          (a) Neither Buyers nor any Affiliate of Parent is engaged in the business of providing satellite-centric telecommunications services and equipment directly to governmental customers, concentrating on international fixed and mobile satellite systems for clients with security and high availability needs pursuant to any agreement with any U.S. Governmental Authority that Parent believes would cause an organizational conflict of interest.

          (b) Buyers believe that they will be able to obtain the required approval for the Contemplated Transactions under the HSR Act or any other Antitrust Laws.

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EXHIBIT D

EMPLOYEE AND EMPLOYEE BENEFIT MATTERS

     D.01 General.

          (a) Buyer or MTC shall offer employment, or cause one of their respective Affiliates to offer employment, to begin on the Closing Date, to each individual who is actively employed by Seller Companies in connection with the Business or the Managed Transponder Contract, including those on short-term absence (including due to vacation, holiday, illness or injury not likely to meet the requirements for long-term disability, jury duty, bereavement leave, maternity or paternity leave) (“Active Employees”). With respect to each individual, if any, who is not an Active Employee on the Closing Date but who has a right to reemployment, reinstatement or reactivation by any of the Seller Companies in connection with the Business or the Managed Transponder Contract (“Inactive Employees”) (attached hereto on Schedule D.01(a) is a list of all current Inactive Employees), Buyer or MTC, as applicable, shall offer employment to each Inactive Employee as of the date such Inactive Employee properly and timely exercises his or her right to employment, reinstatement, or reactivation. Each Active Employee and each Inactive Employee who accepts Buyer’s or MTC’s offer of employment (or, with respect to Inactive Employees, who becomes an employee of Buyers or MTC on or after the Closing Date) shall be referred to as a “Transferred Employee” in this Agreement and shall have all the rights and benefits described in this Exhibit D and in this Agreement.

          (b) Buyer or MTC shall employ each Transferred Employee at the same workplace and at the same salary as he or she had been employed by a Seller Company before the Closing Date, and shall employ each Inactive Employee who becomes a Transferred Employee on the same terms , if any, as such Seller Company would have been required under Applicable Law to employ such individual.

          (c) Buyer and MTC, as applicable, shall be responsible for any liability or obligation arising out of or pertaining to termination of employment of, the employing of or failure or refusal to employ, reinstate, reactivate or reemploy any Transferred Employee on or after the Closing Date.

     D.02 Savings Plans.

          (a) Effective as of the Closing Date, Buyer or MTC shall make immediate participation in the Intelsat Retirement Savings Plan (the “Buyer Savings Plan”), a 401(k) savings plan, available to all Transferred Employees on the same basis and terms as such participation is available to all similarly situated employees of Buyer or MTC. The Buyer Savings Plan is designed to satisfy the qualification requirements under Section 401(a) of the Code. The Transferred Employees shall have the right to make direct rollovers to the Buyer Savings Plan of their accounts in the Lockheed Martin Corporation Salaried Savings Plan (the “Sellers Savings Plan”).

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          (b) Buyer and MTC shall credit each Transferred Employee with his or her service with Seller Companies for purposes of participation and vesting in the Buyer Savings Plan.

     D.03 Health and Welfare Plans; Benefit Arrangements.

          (a) Effective as of the Closing Date, Buyer and MTC shall make available to the Transferred Employees (and their dependents and beneficiaries) immediate participation in the employee welfare benefit plans available to other employees of Buyer and MTC, including medical, health, dental, flexible spending accounts, accident, life, short-term disability, and long-term disability ( the “Buyer Welfare Plans”). For a period of twelve months following the Closing Date, Buyer and MTC shall provide to the Transferred Employees a severance benefit plan that is no less favorable to Transferred Employees than the Seller’s severance benefit plan in effect for the Transferred Employees immediately prior to the Closing Date (attached hereto as Schedule D.03(a) is a copy of the Seller’s severance benefit plan), taking into account all compensation paid and service completed before and after the Closing Date in accordance with the terms of such severance plan.

          (b) Buyer and MTC, as applicable, as of the Closing Date shall assume all liabilities and obligations of Sellers for accrued vacation time with respect to Transferred Employees to the extent reflected in the Final Net Asset Amount. Amounts in excess of the maximum number of vacation hours permitted to be accrued under Buyer’s vacation policy may, at Buyer’s option, be paid by Buyer to Transferred Employees in cash in lieu of vacation.

          (c) With respect to any Transferred Employee (and any dependent or beneficiary of a Transferred Employee), Seller Companies shall retain all liabilities and obligations arising under any group life, accident, medical, dental or disability plan or similar arrangement (whether or not insured) maintained for the benefit of employees in the Business or under the Managed Transponder Contract and their dependents and other beneficiaries under each such plan or similar arrangement to the extent that such liabilities or obligations relate to claims which have been incurred prior to the Closing Date (except to the extent such liability has been accrued as a liability in the Final Net Asset Amount). For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance when death occurs and in the case of long term disability benefits, when the disability occurs (provided the individual has not returned to active service with the Buyer, MTC or their respective Affiliates).

          (d) The welfare plans made available by Buyer or MTC for the Transferred Employees (and their dependents and beneficiaries) in accordance with this Section D.03 shall not contain any exclusion or limitation with respect to any preexisting condition for a Transferred Employee or his or her dependents or other beneficiaries (except for exclusions and limitations that are already in effect with respect to such Transferred Employees, dependents and beneficiaries and that have not been satisfied as of the Closing Date) and shall credit all such individuals with any deductibles and out-of-pocket maximums incurred or paid by or on behalf of such individuals for the calendar year which includes the Closing Date. Sellers shall retain

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responsibility for, and sole liability in respect of, all of the liabilities and obligations of Seller Companies under Part 6 of Title I of ERISA and Section 4980B of the Code in effect on the Closing Date (“COBRA”) with respect to the Business and the Managed Transponder Contract, including (i) employees of Seller Companies who were employed in connection with the Business or the Managed Transponder Contract, who terminated employment or service on or prior to the Closing Date and who elected continuation coverage under COBRA (“Continuation Coverage”) and (ii) employees of Seller Companies who are employed in connection with the Business or the Managed Transponder Contract and who are entitled to Continuation Coverage as a result of the transactions contemplated by this Agreement. Buyer and MTC shall provide or shall cause one of their respective Affiliates to provide Continuation Coverage after the Closing Date to any Transferred Employee (and the employee’s eligible dependents) who is employed by the Buyer, MTC or one of their respective Affiliates, as the case may be, immediately after the Closing Date if the Transferred Employee (or the Transferred Employee’s eligible dependents) experiences a “qualifying event”, as defined by COBRA, after the Closing Date, provided such employees and or dependents make or have made a proper COBRA election and pay all required premiums.

          (e) Buyer and MTC agree to cause their respective flexible spending account plans to accept a spin-off of the health care flexible spending reimbursement account and dependent care reimbursement account balances from Seller Companies’ cafeteria plans and to honor and continue under their respective flexible spending account plans through the end of their plan year in which the Closing occurs the related payroll deduction elections made by Transferred Employees under Seller Companies’ cafeteria plans which are in effect immediately prior to the Closing.

          (f) Buyer and MTC shall ensure that the Transferred Employees shall have the right to participate in, as applicable, Buyer’s or MTC’s employee benefits plans, programs and policies and all other compensation and employment related plans, policies and arrangements in place on the Closing Date which are no less favorable for such employees than the corresponding plans, programs, policies and other arrangements maintained by Buyer and MTC for the benefit of their similarly situated employees. Each Transferred Employee shall receive full credit for his or her service as an employee of Seller Companies for purposes of satisfying any service requirement to participate in and receive the benefit provided under the vacation and severance plans of Buyer and MTC.

          (g) With respect to annual incentive bonus for the 2004 calendar year calculated in accordance with the Lockheed Martin Corporation Management Incentive Compensation Plan, Buyer and MTC agree to pay to each such Transferred Employee such annual incentive bonus in the amount determined by Sellers (which determination shall be consistent with the terms of those plans and the standards applied by Sellers) notwithstanding whether the full amount is accrued in the Final Net Asset Amount (it being understood that any bonus under the Management Incentive Compensation Plan will be accrued at “target” in accordance with the notes to the Opening Statement) promptly following receipt by Buyer and MTC of written notice from Sellers advising Buyer and MTC, as the case may be, of the amount of each such bonus.

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          (h) Buyer and MTC shall assume, and shall be responsible for making the payments called for under, each retention agreement identified on Schedule D.03(h)(1) and such payments shall be made in accordance with the terms of each such retention agreement. Sellers shall retain responsibility for making payments called for under such retention agreements identified on Schedule D.03(h)(2).

     D.04 No Third Party Beneficiaries. No provision of this Exhibit D or any other provision in the Transaction Documents shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Sellers or of any of their respective Affiliates in respect of continued employment (or resumption of employment) with Sellers or Buyer, MTC or any of their respective Affiliates, and no provision of this Exhibit D shall create any such rights in any such individuals in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or Benefit Arrangement, or any plan or arrangement which may be established by Buyer, MTC or any of their respective Affiliates. Unless otherwise provided in this Exhibit D, no provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate, either before or after Closing, any such employee benefit plan or arrangement of Sellers or any of their Affiliates or of Buyer, MTC or any of their respective Affiliates.

     D.05 Indemnification by Buyer and MTC. Effective as of the Closing, Buyer and MTC hereby indemnify Sellers and their Affiliates and their respective directors, officers, employees and agents against, and agrees to hold them harmless from, any and all Damages arising out of or pertaining to (i) the termination of employment of, employing of or the failure or refusal to employ, reinstate, reactivate or reemploy any Transferred Employee after the Closing Date; (ii) in relation to any Transferred Employee any modification of the pay, benefits or other terms and conditions of employment of any Transferred Employee after the Closing Date; and (iii) any third party claims for breach of any covenants or agreements of Buyer and MTC contained in this Exhibit D.

     D.06 Indemnification by Sellers. Effective as of the Closing Date, Sellers hereby indemnify Buyer, MTC and their Affiliates and their respective directors, officers, employees, and agents against, and agrees to hold them harmless from, any and all Damages arising out of or pertaining to any breach of any covenants or agreements of Sellers contained in this Exhibit D or with respect to the Excluded Liabilities related to this Exhibit D.

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ATTACHMENTS

All Attachments have been omitted in accordance with Item S-K 601(b)(2). Intelsat agrees to furnish copies of any or all of these documents to the Commission upon request.

Attachment I	Opening Statement

Attachment II	Form of Bill of Sale, Assignment and Assumption Agreement

Attachment III	Consents and Approvals Required Prior to Closing

Attachment IV	Form of Sublease Agreement

Attachment V	Form of Transition Services Agreement

Attachment VI	Form of Purchase Agreement

Attachment VII	Assigned Software

Attachment VIII	Trademark License Agreement

Attachment IX	MTC Bill of Sale, Assignment and Assumption Agreement

Attachment X	Clarksburg Sublease Agreement

Attachment XI-A	Parent Guarantee

Attachment XI-B	Lockheed Martin Guarantee

Attachment XII	Registration Rights Agreement Letter

Attachment XIII A/B	Legal Opinions of Buyers Counsel

Attachment XIV	Legal Opinion of Sellers Counsel